                        S E C U R I T Y   C A P I T A L

================================================================================
                              1999 ANNUAL REPORT



                            [SECURITY CAPITAL LOGO]
                                 SECURITY CAPITAL

                       T A B L E   0 F   C 0 N T E N T S


================================================================================


            Corporate Profile                                    1

            Operating Performance                                2

            Letter to Shareholders                               5

              Implementation of New Strategy                     7

              1999 Operations                                   10

              The Future                                        11

            Key Business Principles                             12

            Form 10-K                                           15

            Shareholder Information              Inside back cover

                       C O R P O R A T E  P R O F I L E

================================================================================

    Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

================================================================================

                                    [LOGO]
                               SECURITY CAPITAL

           CAPITAL DIVISION*                     FINANCIAL SERVICES DIVISION
    Proactive Ownership in High-Growth      Market-Responsive Global Real Estate
    Real Estate Operating Companies                Services Organization

================================================================================

        6 Public Companies                            Capital Markets Group
       10 Private Companies                      Global Capital Management Group
                                                  Mutual Funds/Separate Accounts
                                                        Managed Entities

      $24 Billion Total Market Capitalization      $5 Billion Under Management

         *Represents 98.8% of SCZ assets.

================================================================================

SECURITY CAPITAL'S OPERATING COMPANY, MANAGED ENTITY AND
INTERMEDIATE-TERM INVESTMENTS AND FINANCIAL SERVICES
DIVISION AT DECEMBER 31, 1999/1/
(In thousands, except per-share data)

                                                                                  Per-Share          Total         Unrealized
                                                    Ownership        Cost        Market Value     Market Value     Gain (Loss)
-------------------------------------------------------------------------------------------------------------------------------
Capital Division
 Operating Company Investments
  Public Strategic Operating Companies
   Archstone Communities Trust (NYSE: ASN)            39.2%       $  799,154        $20.50         $1,118,076       $ 318,922
   Homestead Village Incorporated (NYSE: HSD)         87.0%          532,985          2.13            221,949        (311,036)
   ProLogis Trust (NYSE: PLD)                         30.8%          657,800         19.25            960,648         302,848
  Private Strategic Operating Companies
   BelmontCorp*                                      100.0%           78,052         10.00             78,052              --
 Managed Entities
   Security Capital European Realty*                  34.6%          440,542         20.00            440,542              --
   Security Capital Preferred Growth Incorporated*     9.3%           79,850         20.95             82,455           2,605
   Security Capital U.S. Realty (NYSE: RTY)           39.6%          733,645         14.20            431,704        (301,941)
 Intermediate-term Investments                          --            43,000            --             36,805          (6,195)
Financial Services Division/2/                       100.0%               --            --                 --              --
------------------------------------------------------------------------------------------------------------------------------
Totals                                                            $3,365,028                       $3,370,231       $   5,203

*Currently a private company.

/1/Investments in public companies and intermediate-term investments are listed at stock exchange values. Investments in private companies are listed at the last offering price.
/2/The Financial Services Division generates revenue principally from capital markets and capital management activities. Security Capital does not assign a value to the Financial Services Division.

================================================================================

STATEMENTS OF EARNINGS BEFORE DEPRECIATION, AMORTIZATION AND
DEFERRED TAXES
(EBDADT)

(In thousands, except per-share data)

                                                                        Investees' Total EBDADT

                                                        1999         1998        1997/1/     1996/1/      1995/1/
-------------------------------------------------------------------------------------------------------------------
Capital Division
  Operating Company Investments
    Public Strategic Operating Companies
      Archstone Communities Trust/1/                  $278,155     $261,917     $214,221     $181,838     $148,926
      Homestead Village Incorporated                    43,244       37,197       18,190          931           --
      ProLogis Trust/1/                                320,199      228,378      165,563      123,182       84,686
    Private Strategic Operating Companies
      BelmontCorp                                       (9,864)      (5,095)        (214)          --           --
      Strategic Hotel Capital Incorporated/2/           80,827      147,237        8,880           --           --
  Managed Entities
      Security Capital European Realty                  39,509       11,447           --           --           --
      Security Capital Preferred
        Growth Incorporated                             53,767       35,238        1,482           --           --
      Security Capital U.S. Realty                     150,993      133,997       88,179       30,356          240
  Intermediate-term Investments/3/                       3,993        6,237        5,157           --           --
-------------------------------------------------------------------------------------------------------------------
Financial Services Division Revenues/4/
Interest and other income
Operating expenses
Interest expense
Income tax benefit (expense)
Convertible preferred share dividends
-------------------------------------------------------------------------------------------------------------------
EBDADT before special items
-------------------------------------------------------------------------------------------------------------------
    Special charges/5/                                 (65,296)      (7,240)          --           --           --
    Strategic Hotel Capital loss/2/                         --           --           --           --           --
    Realized gains (losses)                            (81,790)      20,224       49,098        3,480           --
    Extraordinary gain on retirement of debt                --           --           --           --           --
-------------------------------------------------------------------------------------------------------------------
EBDADT after special items
-------------------------------------------------------------------------------------------------------------------
EBDADT per share before special items/6/
===================================================================================================================
EBDADT per share after special items/6/


   /1/Reflects pro forma data assuming the September 9, 1997, exchange of Security Capital's REIT management and property management companies for common shares of ProLogis and Archstone Communities occurred as of the beginning of 1995.

   /2/Security Capital sold its investment in Strategic Hotel Capital for net sale proceeds of $329 million, resulting in a loss of $55 million. As a result of the sale, no equity in EBDADT was recorded after June 28, 1999.

   /3/Includes dividends from investees in which Security Capital has less than a 20% ownership and no substantial influence as the manager or advisor, and realized gains (losses) on the sale of securities.

================================================================================

                                                   Security Capital's Share of EBDADT

                                          1999          1998        1997/1/      1996/1/      1995/1/
------------------------------------------------------------------------------------------------------


                                       $ 108,516     $  99,647     $ 88,338     $ 84,536     $ 73,629
                                          36,461        25,532       11,799          546           --
                                         104,842        91,730       69,172       55,358       39,225

                                          (9,864)       (5,095)        (214)          --           --
                                          31,145        36,776        2,898           --           --

                                          13,674         3,951           --           --           --

                                           5,120         4,302          180           --           --
                                          54,464        43,980       28,705       11,832           76
                                           2,601         5,450        5,104           --           --
------------------------------------------------------------------------------------------------------
                                          99,258        99,395       53,411       19,183        6,626
                                           3,596         2,238        4,085        2,911        1,811
                                        (112,014)     (106,458)     (62,887)     (32,391)     (21,167)
                                         (82,303)      (59,220)     (27,248)      (6,227)      (5,956)
                                             785        (4,698)        (575)          --           --
                                         (18,035)      (15,245)     (10,425)          --           --
------------------------------------------------------------------------------------------------------
                                       $ 238,246     $ 222,285     $162,343     $135,748     $ 94,244
------------------------------------------------------------------------------------------------------

                                         (45,581)       (8,449)          --           --           --
                                         (55,288)           --           --
                                         (25,826)         (409)      21,724        1,330
                                          10,942            --                        --           --
------------------------------------------------------------------------------------------------------
                                       $ 122,493     $ 213,427     $184,067     $137,078     $ 94,244
------------------------------------------------------------------------------------------------------
                                       $    1.98     $    1.78     $   1.50     $   1.37     $   1.19
======================================================================================================
                                       $    1.02     $    1.72     $   1.66     $   1.39     $   1.19

   /4/The Financial Services Division generates revenue principally from capital markets and capital management activities. Security Capital does not assign a value to the Financial Services Division.

   /5/The 1999 special charge relates to Homestead's land write-downs, employee severance and other expenses related to terminating its development program. The 1998 special charge consists of Security Capital's portion ($4.7 million) of Homestead's special charges related to a reduction in its development program and $3.8 million of Security Capital's special charges related to personnel and overhead reductions.

   /6/Security Capital measures EBDADT per share assuming conversion into common stock of all convertible securities that are dilutive (except for the 12% convertible debentures prior to 1998) plus the effect of options and warrants, using the treasury stock method, whose exercise price is below Security Capital's common share price.

               L E T T E R   T O   S H A R E H O L D E R S   O F
                  S E C U R I T Y   C A P I T A L   G R O U P

================================================================================

                             [OFFICERS PHOTO HERE]

            From left: Thomas G. Wattles, Managing Director; William D. Sanders, Chairman; C. Ronald Blankenship, Vice Chairman.

      1999 was a critical turning point for Security Capital Group. The wide disparity between the private and public market valuations of Security Capital created a powerful dynamic that required management to formulate a very focused strategy to narrow this gap. On February 1, 1999, Security Capital's Board of Directors approved a new strategic plan designed to intelligently unlock shareholder value. This plan concentrates primarily on actions related to the Capital Division, where over 98% of Security Capital's assets are held; the Financial Services Division continues in its efforts to broaden the scope of its businesses.

      Integral to the development of the new strategy was the realization that, since February 1998, the availability and cost of equity capital in the public real estate markets required Security Capital to adjust its historical approach to capital allocation. In sum, Security Capital will focus its investment only in "leadership" companies that generate internal earnings growth through property development activities and produce substantial third-party service income. These companies must also be able to create measurable brand value and hold one of the top two market positions in their respective niches.

      To achieve these objectives, Security Capital is in the process of intelligently repositioning or selling its investment in companies that do not meet these criteria, working jointly with the management teams of these companies to maximize value for shareholders. Capital generated as a result of these efforts is being reallocated to the SCZ stock repurchase program and prudent

================================================================================

    repayment of debt, as well as to increasing our ownership positions in those few companies that meet Security Capital's stated objectives. In addition, we are supporting actions taken by our affiliates to optimize investments to repurchase their own undervalued stock or profitably expand their core business.

      To ensure that shareholder value is maximized, the refocusing process cannot take place overnight. This process is expected to result in a simplified structure and eliminate the gap between the public market price of our stock and private market valuation of our underlying assets. Although we are in the very early stages, substantial progress has been made by Security Capital and its affiliates. Specifically, actions have been focused in these key areas:

    . Sizing overhead to align with new business strategy.

    . Selling/repositioning of investments not meeting ownership criteria.
      Reallocating capital generated by Security Capital and affiliates to repurchase stock, prudently repay debt, profitably expand the core business and increase Security Capital's ownership in "leadership" companies.

    . Simplifying structure to eliminate the public/private market discount and clarify public market perception.



           SCZ Stock Price History and Management's Response

                           [GRAPH APPEARS HERE]

================================================================================

                        IMPLEMENTATION OF NEW STRATEGY

     Sizing overhead to align with new business strategy.

   . In February, Security Capital implemented an overhead reduction program to align and size the organization with the new business strategy. By the end of 1999, annualized operating expenses were less than $85 million, a reduction of $32 million from levels anticipated for the year.

   . A major operational and strategic restructuring of Homestead Village
     Incorporated was initiated in May. Homestead exited the development business and sold land inventory, aligning its overhead to match the requirements of the new business plan. Overhead was reduced from an annualized rate of $49 million in the first quarter of 1999 to $25 million in the first quarter of 2000. Bank debt was reduced from $399 million at the end of the first quarter of 1999 to $125 million at year-end 1999. Cash flow grew from $35 million in 1999 to a current annualized rate of $54 million. Weekly revenue per available room increased 15.6% to $245 in 1999, compared to $212 in 1998.

   Selling/repositioning of investments not meeting ownership criteria. Reallocating capital generated by Security Capital and affiliates to repurchase stock, prudently repay debt, profitably expand the core business and increase Security Capital's ownership in "leadership" companies.

   Actions taken by Security Capital
   ---------------------------------

   . Security Capital's Board of Directors determined that an investment in Strategic Hotel Capital was no longer consistent with the company's long-term strategy since there was no opportunity for Strategic Hotel Capital to generate significant service or development profits. In September, Security Capital closed the sale of its 23.6% interest in Strategic Hotel Capital for $329 million in cash. Proceeds were utilized to reduce short-term debt and initiate the firm's stock repurchase program.

   . Security Capital initiated a $100 million share repurchase program in September, which was expanded to $200 million in December. As of March 1, 2000, the company had repurchased $164 million, the equivalent of approximately 12.6 million SCZ shares, or 10.3% of shares outstanding when the program was initiated. We remain confident our stock represents value unparalleled in the public real estate market and that, through share repurchase, we are investing in an opportunity with substantial potential for growth.

================================================================================

    Actions taken by Affiliates
    ---------------------------

  . Archstone Communities announced a $100 million share repurchase program in February, and commenced an additional $50 million buyback program in September. As of March 1, 2000, approximately 6.1 million shares or 4.3% of Archstone's shares outstanding were repurchased through both programs, which were funded primarily through the disposition of low-growth or non-strategic assets. As a result, Security Capital's ownership position in Archstone increased from 38.1% to 39.2%.

  . An initial $100 million share repurchase program announced by Security
    Capital U.S. Realty in May was increased to $200 million in June. As of March 1, 2000, SC-U.S. Realty had repurchased 10.7 million shares for an aggregate cost of $195 million, representing approximately 12.3% of SC-U.S. Realty's shares outstanding when the program was initiated. As a result, Security Capital's ownership position in SC-U.S. Realty increased from 35.0% to 40.1%.

  . In September, ProLogis successfully tapped the private equity market by forming a $1.3 billion European Properties Fund, which when fully funded will contain approximately $3 billion of new facilities located throughout Europe. By placing its stabilized European assets in this fund, ProLogis is able to reallocate capital in the expansion of new markets and services to continue to grow the business.

  . Regency Realty announced a $65 million share repurchase program in October.
    The program was completed in February when Regency had repurchased approximately 3.3 million shares representing 5.5% of the shares outstanding at the beginning of the program. The share repurchased was funded primarily by the proceeds from Regency's for-sale development program and the sale of low-growth, non-strategic operating properties.

  . In November, Storage USA announced two joint ventures with GE Capital for the acquisition and development of self-storage facilities. The joint ventures efficiently raised capital that allows Storage USA to expand its national presence as well as fund the repurchase of up to 5% of its shares outstanding.

  . In January, CarrAmerica's Board authorized the repurchase of up to $100 million of its outstanding common shares. The share repurchase program will be funded from the $380 million proceeds received from the merger transaction of its executive office suites affiliate.

================================================================================

    Simplifying structure to eliminate the public/private market discount and clarify public perception.

                             [CHART APPEARS HERE]


      It is important to note that implementation of our new business strategy will continue to unfold for the foreseeable future. While excellent progress has been made this past year, it is only the beginning, and much remains to be done.

      Security Capital and our affiliates will continue to take advantage of the unprecedented public/private market opportunity to simplify our structure as well as to buy back undervalued stock, raise capital to expand growth opportunities and unlock significant shareholder value. Through purposeful execution of this plan, we will simplify Security Capital's structure and create a valuable currency in SCZ stock by making it the best way to invest in our family of outstanding high-growth real estate operating companies.

      It is management's goal that Security Capital will come to be known as a focused operating company with strong earnings performance, an investment appealing to the growth investor.

================================================================================

                                1999 OPERATIONS

     Security Capital's financial performance for the year improved significantly as the company began to benefit from the implementation of the new business strategy as well as several key initiatives to deliver improved operating profitability.

     Earnings before depreciation, amortization and deferred taxes (EBDADT) before special items for the year was $238.2 million, or $1.98 per share, compared to $222.3 million, or $1.78 per share, in 1998. On a per share basis, diluted EBDADT before special items increased by 11.2% for the year. After special items, the company's EBDADT for the year was $122.5 million compared to $213.4 million for 1998.

     The Capital Division produced $222.7 million of EBDADT before special items for the year, an increase of $28.0 million over 1998. This performance is attributable to the strong internal growth achieved by the Capital Division's affiliates, in which 98.8% of the firm's capital is invested. Solid real estate fundamentals -- with supply and demand in a healthy ratio -- combined with excellent results from newly completed development properties and significant reductions in operating expenses contributed to their performance. Development will continue to be a driver of growth in the future as 21.6% of the total capital invested by our affiliates is in pre-stabilized assets or properties under development.

     The Financial Services Division produced EBDADT of $15.5 million for the year. The Capital Markets Group broadened the scope of its transactions with clients in the United States and Europe. The Global Capital Management Group was awarded $324.9 million of new separate account business in 1999 and executed two new institutional accounts in March of 2000. Capital funding from the new accounts is expected to increase assets under management by the Global Capital Management Group by more than $200 million by year end. In addition, as of January 31, 2000, one of its mutual funds, Security Capital U.S. Real Estate Shares (SUSIX), achieved a ranking by an independent information provider in the top 5% of all real estate mutual funds for its three-year average annual return.

     Security Capital remains focused on maintaining a strong balance sheet. At year end, total outstanding indebtedness was $1.1 billion of which $1.0 billion was fixed-rate debt with an average maturity of 13.2 years and an average interest rate of 7.2%. The company's only floating-rate indebtedness was its revolving line of credit, which had an outstanding balance of $90.9 million at year end. Security Capital's coverage ratio continues to improve, and debt ratings are investment-grade.


                             [CHART APPEARS HERE]

                          Growth in EBDADT Per Share
                            (before special items)

                          13.6% Average Annual Growth

                              1995         $1.19
                              1996         $1.37
                              1997         $1.50
                              1998         $1.78
                              1999         $1.98

--------------------------------------------------------------------------------

                            [PIE CHART APPEARS HERE]

                   Embedded Growth in Real Estate Portfolio
                                  at 12/31/99

                        21.6%/1/         Pre-Stabilized
                        78.4%            Stabilized

/1/Represents portion of investee's real estate assets in development stage or lease-up phase of operations.

--------------------------------------------------------------------------------

                             [CHART APPEARS HERE]

                                Balance Sheet
                                Capitalization

                                 (cost basis)
                                 (in millions)

                           32.9%        $3,254
                           67.1%        1999 Actual

                           [X]  Equity  [_]  Debt/1/

/1/Debt includes Security Capital's line of credit, long-term debt and convertible debentures.

================================================================================

                                  THE FUTURE

          Management's perspective of the future has both an immediate and intermediate-term horizon. During the next four quarters, the focus is clearly to sell or reposition investments in companies not meeting Security Capital's ownership criteria. The capital generated will be reallocated to repurchase SCZ stock, increase ownership in our "leadership" companies and, in the process, reduce debt to maintain an investment-grade rating. All operating companies will be urged to sell stabilized, non-strategic assets and/or create funds and joint ventures to repurchase stock or expand their core business activities. This process will result in a simplified structure designed to clarify public market perception and eliminate the deep discount that exists between the private market value of our assets and the current stock price.

          Over the intermediate term, Security Capital will continue to transition to a more focused company with larger positions in fewer companies that can be classified as the new "leadership" companies we have described throughout this letter. These remaining companies will have significant growth opportunities in both the United States and Europe.

          The Annual Meeting of Shareholders will take place in Chicago on Thursday, May 25, 2000, at 9:30 a.m. Central Time at the Fairmont Hotel, 200 North Columbus Drive. This year, we will begin a new annual meeting format consisting of a brief business presentation with the balance of time allowed for questions and answers.

          On behalf of the Board of Directors, the management team and colleagues of Security Capital, we would like to thank you for your past support, and assure you that we are fully committed to expeditiously executing the strategy and unlocking value for our shareholders.

    William D. Sanders                      C. Ronald Blankenship
    Chairman                                Vice Chairman

    March 14, 2000

                     PRINCIPLES KEY TO SECURITY CAPITAL'S
                             OPERATING PHILOSOPHY

================================================================================

     Excerpts from previous annual reports that provide insight into the company's differentiated strategy and value-added approach to operating the business.

                LEADING REAL ESTATE OPERATING COMPANIES (1995)

     The industry is in the very early stages of really understanding how it will operate and what it will look like in the future. The preeminent real estate operating companies will emulate operating characteristics of the leading value-added operating companies in other highly competitive industries. Historically, the real estate industry has had unlimited capital and hence was not disciplined. With securitization doling out capital in a more rational manner, leading companies in this industry will find it imperative to commit significant dollars to research and development in order to create value-added operating systems that will dominate carefully selected, focused target markets.


                             CUSTOMER FOCUS (1996)

     The highest sustainable returns in this industry will be achieved by fully integrated, value-added operating companies focused on their customers. Continuing to build a superior management team to implement the strategies that evolve out of an intense focus on research and development creates a very valuable growth platform for Security Capital.


                             GLOBALIZATION (1997)

     The early results generated by fully integrated, value-added operating companies will begin to influence real estate trends on an international basis by the end of the current decade. Underlying the upcoming transformation of the global real estate industry is a powerful set of socioeconomic factors, which will create substantial growth and profit opportunities for the leaders among public real estate operating companies. Positive population demographics,

================================================================================

     strong economic growth and a restructuring of the trade environment within EU Europe and the "new-NATO" member countries will create a business climate that compares very favorably with return opportunities in the United States.

                                STRATEGY (1998)

     You will see Security Capital return to the company's roots of being an "incubator venture capitalist" of real estate operating companies with high return potential. The firm's role is to create new start-up private companies and be actively involved in building and growing these businesses. Existing and new companies will have an intense drive for internal growth. Their focus will be on research-based development and capital redeployment, as well as the creation of operating systems that deliver extra measures of value to their customer. This will position Security Capital to create more growth in earnings to enhance shareholder value.

                      UNLOCKING SHAREHOLDER VALUE (1998)

     You should measure the future performance of management by its effectiveness in unlocking substantial shareholder value. The company will reallocate capital into investments that provide the most attractive returns. On the operating side, the focus will be on driving the internal growth of investees, creating exciting new industry-leading private enterprises and on maintaining an operating cost structure that is in balance with growth prospects. Security Capital has built an exceptional operating platform that is expected to yield exciting new growth and result in superior returns to shareholders.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 10-K

(Mark
One)

  [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                      OR

  [_]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      For the Transition period from to

                        Commission File Number 1-13355

                      SECURITY CAPITAL GROUP INCORPORATED
            (Exact Name of Registrant as Specified in Its Charter)

               Maryland                              36-3692698
     (State or Other Jurisdiction                 (I.R.S. Employer
   of Incorporation or Organization)             Identification No.)

                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
             (Address of Principal Executive Offices and Zip Code)

                                (505) 982-9292
             (Registrant's Telephone Number, Including Area Code)

          Securities registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange
             Title of Each Class                  on Which Registered
             -------------------                -----------------------
Class A Common Stock, par value $.01 per share  New York Stock Exchange
Class B Common Stock, par value $.01 per share  New York Stock Exchange
Preferred Share Purchase Rights                 New York Stock Exchange

          Securities registered pursuant to Section 12(g) of the Act:

                                     NONE

   Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days. Yes [X]   No [_]

   Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

   Based on the closing price of the registrant's Class A and Class B Common Stock on March 17, 2000, the aggregate market value of the voting common equity held by non-affiliates of the registrant was $1,209,797,547.

   At March 17, 2000, there were 1,189,864 shares of the registrant's Class A Common Stock outstanding and 50,612,427 shares of the registrant's Class B Common Stock outstanding.

                      DOCUMENTS INCORPORATED BY REFERENCE

   Portions of the registrant's definitive proxy statement for the 2000 annual meeting of its shareholders are incorporated by reference in Part III of this report.

-------------------------------------------------------------------------------
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

                               TABLE OF CONTENTS

 Item Description                                                          Page
 ---- -----------                                                          ----

                                     PART I

 1.   Business...........................................................    1
 2.   Properties.........................................................   12
 3.   Legal Proceedings..................................................   14
 4.   Submission of Matters to a Vote of Security Holders................   14

                                    PART II

 5.   Market for the Registrant's Common Equity and Related Stockholder
      Matters............................................................   14
 6.   Selected Financial Data............................................   15
 7.   Management's Discussion and Analysis of Financial Condition and
      Results of Operations..............................................   16
 7A.  Quantitative and Qualitative Disclosure About Market Risk..........   28
 8.   Financial Statements and Supplementary Data........................   29
 9.   Changes in and Disagreements with Accountants on Accounting and
      Financial Disclosure...............................................   29

                                    PART III

 10.  Directors and Executive Officers of the Registrant.................   29
 11.  Executive Compensation.............................................   29
 12.  Security Ownership of Certain Beneficial Owners and Management.....   29
 13.  Certain Relationships and Related Transactions.....................   29

                                    PART IV

 14.  Exhibits, Financial Statement Schedules and Reports on Form 8-K....   29

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Item 1. Business

Overview

   Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its businesses through two divisions: the Capital Division, which invests in high-growth real estate operating companies, and the Financial Services Division, which provides capital markets and capital management services primarily to Security Capital and its affiliates. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

Operating Structure



    . Archstone Communities Trust    Capital Markets Group
    . BelmontCorp                    Global Capital Management Group
    . Homestead Village Incorporated Mutual Funds/Separate Accounts
    . ProLogis Trust                 Managed Entities
    s Access Self-Storage S.A.       Shared Services
    s Akeler S.A.                    Corporate Services Group
    s Bernheim-Comofi S.A.           Real Estate Research Group
    s Interparking S.A.
    s City & West End Properties S.A
    s London and Henley S.A.
    . CarrAmerica Realty Corporation
    . City Center Retail Trust
    . CWS Communities Trust
    . Regency Realty Corporation
    . Storage USA, Inc.
    . Urban Growth Property Trust

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 . Directly owned by Security Capital
s Indirectly owned through Security Capital European Realty
 . Indirectly owned through Security Capital U.S. Realty

The Capital Division

   The Capital Division allocates capital to real estate operating companies that are positioned to generate internal earnings growth through superior operations as well as property development and significant customer-service income. Its strategy is to focus on high-performance companies that can create brand value and ultimately achieve one of the top two market positions in their respective niche. Its objective is to hold significant ownership positions in companies that meet these criteria. The Capital Division provides operational and capital deployment advice to these companies and generates earnings for Security Capital from its ownership in these affiliates. At December 31, 1999, the Capital Division had direct and indirect investments in 16 real estate operating companies focused on apartment communities, corporate extended-stay lodging, corporate office, distribution and logistics, manufactured housing communities, infill retail centers, parking, self-storage and senior assisted living communities. These operating companies had a combined total market capitalization of $23.8 billion as of December 31, 1999.

   Capital Division strategic investments include the following:

                            Direct/Indirect Direct/Indirect   Equity Market     Total Market
                             Common Share        Full       Capitalization(2) Capitalization(2)
          Investees            Ownership     Ownership(1)     (in millions)     (in millions)
          ---------         --------------- --------------- ----------------- -----------------
   Archstone Communities
    Trust..................       39.2 %          36.6 %         $3,175            $5,640
   BelmontCorp.............      100.0 %         100.0 %             78                94
   Homestead Village
    Incorporated(3)........       87.0 %          74.0 %            255               743
   ProLogis Trust..........       30.8 %          27.8 %          3,825             6,380
   Security Capital
    European Realty(4).....       34.6 %          34.6 %          1,500             1,519
     Access Self-Storage
      S.A.(5)(6)...........       97.4 %          98.1 %            204               283
     Akeler S.A./Bernheim-
      Comofi S.A.(5).......         (7)             (7)             509               918
     Interparking S.A.(5)..       73.6 %          73.6 %             (8)               (8)
     City & West End
      Properties S.A.(5)...       99.3 %          99.4 %            242               412
     London and Henley
      S.A.(5)..............       95.6 %          97.2 %            164               284
   Security Capital U.S.
    Realty(4)..............       39.6 %          34.3 %          1,089             1,714
     CarrAmerica Realty
      Corporation(5).......       42.8 %          38.4 %          1,981             3,584
     City Center Retail
      Trust(5).............       99.9 %          99.9 %            304               406
     CWS Communities
      Trust(5).............       94.2 %          77.9 %            311               389
     Regency Realty
      Corporation(5).......       60.2 %          55.0 %          1,500             2,512
     Storage USA, Inc.(5)..       41.8 %          37.0 %          1,019             1,837
     Urban Growth Property
      Trust(5).............       98.8 %          98.8 %            191               309

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(1) Full ownership assumes contractual equity commitments by investors have been funded, convertible instruments have been converted into common shares, and options and warrants for common shares have been exercised.
(2) Equity market capitalization assumes full ownership excluding conversions or exercises with a strike price more than the December 31, 1999 market value. The resulting number of common shares is multiplied by the closing price of the common shares on such date for those companies listed on an exchange or, in the case of private entities, the last private equity offering price. Total market capitalization is equity market capitalization and debt that has not been converted.
(3) Ownership of Homestead does not include any indirect ownership Security Capital may obtain in Homestead upon conversion of the convertible mortgage notes held by Archstone. On March 23, 2000, Security Capital announced a proposal to acquire all of the outstanding shares of common stock it does not already own. See "Funding Commitments and Liquidity".

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(4) The European management and Boards of Directors of SC-European Realty and
    SC-U.S. Realty receive operating and investment advice from the Global Capital Management Group of the Financial Services Division.
(5) This company is an investee of SC-European Realty or SC-U.S. Realty through a subsidiary and is not directly owned by Security Capital. The ownership percentage reflected is that of SC-European Realty or SC-U.S. Realty.
(6) SC-European Realty's storage interests are operated under two groups, Access Self-Storage in Europe and Millers Storage in Australia.
(7) SC-European Realty's common share ownership of Akeler is 97.0% and its full ownership is 97.7%. Common share and full ownership of Bernheim-Comofi is 100%.
(8) Interparking S.A. is owned 73.6% by Bernheim-Comofi, which in turn is owned 100% by SC-European Realty. Interparking S.A.'s equity and total market capitalization is included in the market capitalization of Bernheim-Comofi.

 . Archstone Communities Trust (NYSE: ASN). Archstone focuses on the development, acquisition, redevelopment, operation and long-term ownership of apartment communities in growth markets with high barriers to entry across the United States. As of December 31, 1999, Archstone had 267 apartment communities representing 80,556 units, including 7,830 units under construction and an estimated 4,471 units in planning, owned or under control. During 1999, Archstone disposed of $589 million in non-core assets, using the proceeds to expand its presence into key Northeast and Midwest markets, as well as to buy back $121.6 million of its shares under a $150 million share repurchase program.

 . BelmontCorp. Belmont is a private company that seeks to become a preeminent developer, owner and operator of moderately priced senior assisted living facilities in the United States. Belmont differentiates itself from competitors through its purpose-built facility design, moderate-price positioning and proprietary operating system. Belmont is creating its communities in infill locations in prime suburban areas of large metropolitan markets that have excellent senior demographics and high barriers to entry. As of March 2000, Belmont had four properties in operation, four properties under development and seven properties in planning.

 . Homestead Village Incorporated (NYSE: HSD). Homestead operates moderately priced, extended-stay lodging hotels, providing a quality lodging experience for the growing ranks of business travelers staying four nights or more. Homestead targets corporate customers with multi-location extended stay needs. Homestead's facilities generally are adjacent to major business centers and close to retail areas for guest convenience. As of December 31, 1999, Homestead had 136 Homestead Village properties with 18,176 rooms in key business destinations across the United States.

 . ProLogis Trust (NYSE: PLD). ProLogis is a leading U.S.-based global provider of distribution services and facilities. ProLogis' major activities include the acquisition, development, marketing, leasing, operation and long-term management of distribution, light manufacturing and temperature-controlled facilities, located primarily in full-service, master-planned business parks. As of December 31, 1999, ProLogis, including its unconsolidated subsidiaries, had 1,575 distribution facilities owned and operating throughout North America and Europe totaling 166.8 million square feet. In 1999, ProLogis gained leading positions in the largest U.S. logistics markets through its merger with Meridian Industrial Trust and expanded its corporate distribution facilities services business with additional lease agreements both in the U.S. and in Europe. ProLogis also formed a $1.3 billion European Properties Fund to access third-party equity capital for expansion in Europe.

Security Capital European Realty (SC-European Realty). SC-European Realty is a research driven real estate company that owns and provides direction for investments in start-up or existing real estate operating companies. Each strategic investment of SC-European Realty has an objective to become a leader in its respective product niche. As of December 31, 1999, SC-European Realty had strategic investments within five lines of business: self-storage, pan-European office, London West End office, parking and rental residential. SC-European Realty's investment focus is predominantly in Europe.

 SC-European Realty's Strategic Ownership Positions:

  . Access Self-Storage S.A. Access is a leading private operator and developer of self-storage facilities located in the U.K., France, and Germany, markets where self-storage is a new and growing business. In addition, SC-European Realty also owns Millers Storage S.A., the leading self-storage company in Australia.

  . Akeler S.A./Bernheim-Comofi S.A. SC-European Realty's suburban office interests are undertaken through two private companies, Akeler and Bernheim-Comofi. Both Akeler and Bernheim-Comofi use customer-driven development strategies. Akeler owns, operates and develops suburban office buildings and office parks primarily in the U.K., while Bernheim-Comofi owns, operates and develops suburban office and office parks primarily in Brussels. Together they are the foundation of a pan-European office presence. At December 31, 1999, the two companies had a total of 16 operating properties with approximately 750,000 square feet of space and another 15 office properties under development.

  . City & West End Properties S.A. City & West End is a private owner, operator and redeveloper of office space in the West End of London, where demand for space continues to grow while development restrictions limit new supply. At December 31, 1999, City & West End owned eight operating properties with approximately 636,400 square feet of space, and had another three office properties with approximately 142,000 square feet under development.

  . Interparking S.A. Interparking S.A. is a leading private owner/operator of off-street public parking facilities in continental Europe. As of December 31, 1999, Interparking S.A. operated 242 facilities with 115,442 parking spaces in 70 cities across six countries.

  . London and Henley S.A. London and Henley is a leading private U.K.
    apartment owner, operator and developer. As of December 31, 1999, London and Henley's portfolio of apartment properties included 94 operating properties and 10 properties under development.

Security Capital U.S. Realty (SC-U.S. Realty) (NYSE: RTY). SC-U.S. Realty is a European-based real estate company that holds, through a wholly owned subsidiary, significant strategic positions in leading real estate operating companies based in the United States. Through its ownership role, board representation and ongoing consultation, SC-U.S. Realty seeks to influence the business strategies and operations of the companies in which it invests. SC-U.S. Realty's strategic ownership positions as of December 31, 1999, include ownership positions in six public and private U.S. real estate operating companies.

 SC-U.S. Realty's Strategic Ownership Positions:

  . CarrAmerica Realty Corporation (NYSE: CRE). CarrAmerica is a national company that owns, develops and operates office properties in key growth markets throughout the United States. CarrAmerica offers corporate customers exceptional customer service on a national basis. At December 31, 1999, CarrAmerica owned 271 properties (approximately 22.6 million square feet of space) with another 22 office properties under construction.

  . City Center Retail Trust. City Center Retail is a private company established to provide quality customer service and premier urban-infill locations to top U.S. and international retailers. City Center Retail acquires, develops and owns retail properties in city centers across the United States.

  . CWS Communities Trust. CWS Communities is one of the leading private owners, operators and developers of manufactured home communities in North America with properties in both the United States and Canada. At December 31, 1999, CWS Communities owned and operated or managed, or had under contract to acquire or develop, a total of 40 communities in eight states and Canada with a total of 14,887 homesites.

  . Regency Realty Corporation (NYSE: REG). Regency is a leading national owner and operator of grocery-anchored, neighborhood infill shopping centers in selected growth markets throughout the United States. In February 1999, Regency completed its merger with Pacific Retail Trust, a Dallas-based private real estate investment trust 73.4% owned by SC-U.S. Realty that had been focused on similar properties in the western United States.

  . Storage USA, Inc. (NYSE: SUS). Storage USA is a national company that acquires, develops, constructs, franchises, owns and operates self-storage facilities in the United States. Storage USA's strategy is to maximize rents, occupancy and profitability at each of its facilities while increasing its market share in the highly fragmented self-storage business. In 1999, Storage USA formed $400 million in joint ventures with GE Capital Corporation to acquire and develop self-storage facilities to continue to expand its national presence and capitalize on growth opportunities in the self-storage industry.

  . Urban Growth Property Trust. Urban Growth Property is a private company focused on acquiring, developing and owning strategically located income-producing parking assets and land (initially used for parking or car parks) in key urban infill locations in selected target markets throughout the United States. At December 31, 1999, Urban Growth Property owned 29 properties with a total of 20,303 parking spaces representing a total expected investment of $278 million.

The Financial Services Division

   The Financial Services Division generates fees principally from capital management and capital markets activities. The Global Capital Management Group manages capital invested in real estate companies or securities for investment entities and separate accounts. The Capital Markets Group provides capital markets services to various affiliates, including operating companies and investment entities.

   In addition, Security Capital also provides certain shared services to its affiliates in order to generate economies of scale. The Corporate Services Group provides administrative, processing, and technology infrastructure and related services. The Real Estate Research Group conducts proprietary real estate research and provides analyses of short-term trends and long-term market conditions.

 Security Capital Global Capital Management Group

   The Global Capital Management Group manages or advises capital invested in publicly traded and private real estate companies and securities for investment companies, institutional separate accounts and other Security Capital affiliates. The Global Capital Management Group invests in securities that it believes should outperform the market due to factors such as an emerging new strategy or opportunity, imminent changes in supply and demand that would affect asset performance, market inefficiencies that result in mispriced securities, or consolidation opportunities. The Global Capital Management Group, through its clients, will also commit capital to private start-up companies that have significant prospects for sustained growth, that can utilize both strategic and operating consultation and capital, and that have the prospect of becoming public companies. At December 31, 1999, the Global Capital Management Group had total assets under management of $5.1 billion.

   Subsidiaries of the Global Capital Management Group provide investment research and advice to SC-U.S. Realty and SC-European Realty. The Global Capital Management Group also manages Security Capital Preferred Growth Incorporated, a private real estate company investing in the convertible securities of real estate companies on an intermediate-term basis. It also advises third party separate accounts and Security Capital Real Estate Mutual Funds Incorporated, an open-end investment management company with two mutual funds, Security Capital European Real Estate Shares (NASDAQ: SEUIX) and Security Capital U.S. Real Estate Shares (NASDAQ: SUSIX). The Global Capital Management Group's clients will generally take ownership positions not exceeding 4.99% of the equity securities of its investees, except with respect to SC-European Realty, Security Capital Preferred Growth Incorporated and SC-U.S. Realty, in which they typically take larger ownership positions.

 Security Capital Markets Group Incorporated

   The Capital Markets Group is a registered broker-dealer that provides investment banking and brokerage services to private and public companies within the Security Capital organization and to institutional clients. Services provided include acting as placement agent for private and public offerings of equity securities of such affiliates, providing financial advisory services and arranging block trades of publicly traded securities. In providing these services, the Capital Markets Group maintains strong relationships with institutional investors that have invested in Security Capital and its public and private affiliates.

   In 1998, Security Capital Markets Group Limited, which operates from London, was formed to provide similar services to Security Capital affiliates in the U.K. and Europe.

 Corporate Services Group

   The Corporate Services Group provides information systems and related processing, administrative and accounting services to affiliates for negotiated fees under administrative services agreements. As a result, Security Capital and its operating affiliates realize the benefits of economies of scale by consolidating several high-volume processing activities in a centralized operations center. In addition, operating affiliates in a start-up mode have access to proven and efficient critical services.

 Real Estate Research Group

   The Real Estate Research Group provides the Global Capital Management Group, the Capital Division and affiliates with proprietary economic and real estate research that assists them in their capital deployment decisions. Economic and demographic analyses are made and translated into an overall evaluation of the demand prospects for various property types in each market. This research provides a point-of-view on both short and long-term supply and demand fundamentals.

Strategy

   Security Capital plans to focus its investments only in companies that produce internal earnings growth through property development activities and the generation of substantial third-party service income. These companies must also be able to create measurable brand value and ultimately achieve one of the top two market positions in their respective niches.

   To achieve these objectives, Security Capital plans to work with the management teams of its affiliates that do not meet these criteria to reposition the company and carefully maximize value for shareholders. The objective of these efforts is to evolve to a simplified structure and eliminate the gap between the public market price of Security Capital's stock and private market valuation of Security Capital's underlying assets.

Significant Developments During 1999

   In 1999, management outlined a revised investment and operating strategy to unlock shareholder value. Progress was made on key initiatives of that strategy:

 Portfolio Optimization: Sale of Strategic Hotel Capital Incorporated

   In September 1999, Security Capital completed the sale of its entire ownership position back to Strategic Hotel, realizing net proceeds of $329 million. A loss on the sale of Strategic Hotel of $55.2 million was recorded as of June 28, 1999. Security Capital used approximately $259 million of the $329 million proceeds from the sale of Strategic Hotel to pay down its line of credit to zero. The remaining proceeds were used to repurchase shares through its share repurchase program.

 Share Repurchase Program

   On August 12, 1999, Security Capital announced an initial $100 million share repurchase program. This program was completed in December 1999, and an additional $100 million program was announced on December 8, 1999. Under the share repurchase programs, as of March 1, 2000, Security Capital repurchased 12,603,997 Class B common stock equivalents or approximately 10.3% of shares outstanding on August 12, 1999 (comprised of 86,113 Class A Shares and 8,298,347 Class B Shares). In addition, as of March 1, 2000, Security

Capital repurchased $37.8 million principal amount of 6.5% Convertible Subordinated Debentures due 2016, which were convertible into 1,635,757 Class B Shares, at a gain of $10.9 million.

 Operating Expense Reduction, Maintenance of Strong Balance Sheet

   Through the implementation of new technology and a disciplined focus on margin improvements, Security Capital reduced operating expenses significantly during 1999. Excluding severance and other one-time charges, annualized operating expenses decreased to $84.7 million at the end of 1999, a reduction of $32 million from levels anticipated in 1998 for 1999.

 Operating Profitability: Restructuring of Homestead

   A restructuring program of Homestead, including changes in management, was initiated in May and resulted in substantial improvements in operating performance and financial strength. Three primary objectives were established: reduction of debt (through land sales), reduction in operating costs and improving property level operating margins. Consistent with these objectives, Homestead curtailed the development activity that was in planning stages at the time of its change in management. As of December 31, 1999, Homestead had sold $72.6 million of the original $95.5 million of land which was to be developed. Total debt was decreased from $700.4 million at year-end 1998 to $487.6 million at year-end 1999, and annualized overhead costs were decreased from $48.6 million in the first quarter of 1999 to $25.0 million in the first quarter of 2000. Weekly revenue per available room increased 15.6% to $245 in 1999, compared to $212 in 1998.

 SC-U.S. Realty's Sale of SOI Portfolio, Share Repurchase Program

   In May, SC-U.S. Realty's Board approved a $100 million share repurchase program, which was subsequently expanded to $200 million. In December, SC-U.S. Realty completed the sale of its special opportunity investment (SOI) portfolio, allocating proceeds from the sale for additional share repurchases under the existing program, as well as to reduce the balance outstanding on its line of credit. As of December 31, 1999, SC-U.S. Realty had repurchased 9,861,435 shares for an aggregate cost of $184.2 million, representing approximately 11.4% of SC-U.S. Realty's shares outstanding when the program was initiated. The share repurchases have increased Security Capital's ownership in SC-U.S. Realty to 39.6% at December 31, 1999, from 35.0% a year earlier.

   As of December 31, 1999, SC-U.S. Realty owned 52,431 Class A Shares of Security Capital's common stock, 1,964,286 Class B Shares of Security Capital, and $55 million of Security Capital's 6.5% Convertible Subordinated Debentures due 2016. On February 2, 2000, SC-U.S. Realty announced the decision of its Board of Directors to sell its holdings in Security Capital. As of March 14, 2000, SC-U.S. Realty had sold all its holdings in Security Capital.

Agreements with Operating Companies

   Security Capital had the following agreements with its affiliates.

 Investor Agreements

   Security Capital has entered into investor agreements with several of its direct investees, including Archstone, Belmont, Homestead and ProLogis. The investor agreements provide Security Capital with rights regarding board representation and major transactions. The scope of Security Capital's rights depends on its percentage ownership of the common stock of the investee. Generally, if Security Capital owns at least 10% of the outstanding common stock of the investee, Security Capital has the right to approve any increase in the size of the board of directors or trustees and to nominate a proportionate number of directors or trustees of the investee. However, with investees with publicly traded securities, the number of trustees or directors Security Capital may nominate is limited to less than a majority of the board. The investor agreements also provide Security Capital with the right of prior approval or consultation on major matters and actions, including the issuance of securities and the incurrence of indebtedness, and provide Security Capital with registration rights regarding the common stock of such investee held by Security Capital. The investor agreements do not limit Security Capital's ownership in the investee other than in Archstone, in which Security Capital is limited to no more than 49% ownership.

 Administrative Services Agreements

   SCGroup Incorporated, a wholly owned subsidiary of Security Capital, provides a variety of administrative services, including cash management, human resource, information systems, payroll, accounts payable processing, risk management and tax administration to subsidiaries and other affiliates of Security Capital under administrative services agreements. In 1999, SCGroup received $17.7 million in fees for such services. The administrative services agreements generally have effective terms of one year. No assurances can be given that all or any of these administrative services agreements will continue to be renewed. There is a trend to return certain administrative activities to customers as new technological infrastructure is completed.

 Advisory Agreements

   The Global Capital Management Group provides SC-U.S. Realty with advice with respect to strategy, investments, financing, administrative and other operating matters. Fees for such advice are based upon the value of SC-U.S. Realty's investments. During 1999, such fees totaled $32.5 million. The advisory agreement has a two-year term ending June 2001, which renews automatically for an additional two year term unless the agreement is terminated by SC-U.S. Realty.

   The Global Capital Management Group also provides SC-European Realty with advice with respect to strategy, investments, financing, administrative and other matters. Fees for such services are based upon the value of SC-European Realty's investments. During 1999, such fees totaled $14.6 million. The advisory agreement has a five-year term ending November 2002, which renews automatically for an additional two year term unless the agreement is terminated by SC-European Realty.

Employees

   As of December 31, 1999, Security Capital employed 392 persons at the corporate level, and its affiliated operating companies employed 17,089 persons. None of Security Capital's employees are covered by collective bargaining agreements. Security Capital believes its relations with its employees are good.

Competition

   There are numerous developers, operators, real estate companies and other owners of real estate that compete with Security Capital's operating affiliates in seeking land for development to operate their respective businesses. Security Capital's operating companies compete on a global, regional and national basis with no individual market material to Security Capital as a whole. All of the properties of Security Capital's operating companies are located in developed areas that include various competitors. The number of competitive properties in a particular market could have a material adverse effect on Security Capital's operating companies and on the rents or guest rates charged by them. Security Capital's operating companies may be competing with others that have greater resources and whose officers, directors and trustees have more experience than the officers, directors and trustees of Security Capital's operating companies.

   The global real estate securities management business of Security Capital competes for capital and investment opportunities with a large number of investment management firms as well as certain insurance companies, commercial banks and other financial institutions, some of which may have greater access to capital and other resources and which may offer a wider range of services than Security Capital. Real estate securities investment management firms can be formed with relatively small amounts of capital and depend most significantly on the continued involvement of their professional staff. Security Capital believes that competition among real estate securities investment management firms is affected principally by investment performance, development and implementation of investment strategies, information technologies and databases and client service performance.

   The mutual fund industry is highly competitive. SC-European Real Estate Shares and SC-US Real Estate Shares are in direct competition with other real estate mutual funds sold directly by investment management firms, broker-dealers, as well as other investment alternatives offered by banks and other financial institutions. There are over 60 mutual funds which focus on publicly traded real estate company securities. Many of these mutual funds have longer histories and may have greater access to capital through more established distribution channels. Competition in the sale of mutual funds is affected by a number of factors including industry/sector returns, performance, advertising and sales promotion efforts, the level of fees and distribution channels available.

   The Capital Markets Group competes with other investment banking firms for private placement and financial advisory services to be provided to affiliates of Security Capital. Competition in the investment banking area is affected by a number of factors, including the level of fees, services provided and placement capabilities.

Trademarks and Service Marks

   Security Capital uses a number of trademarks, including "Security Capital" and variants thereof. All trademarks, service marks and copyright registrations associated with the business of Security Capital are registered in the name of Security Capital and, if not maintained, expire over various periods of time beginning in 2005. Security Capital intends to defend vigorously against infringement of its trademarks, service marks and copyrights.

Government Regulation

   The real estate operating companies in which Security Capital has an investment are subject to governmental regulations. Government authorities at the federal, state and local levels are actively involved in the issuance and enforcement of regulations relating to land use and zoning restrictions. Regulations may be issued which could have the effect of restricting or curtailing certain uses of existing structures or requiring that the structures be renovated or altered in some fashion. The issuance of any such regulations could have the effect of increasing the expenses and lowering the profitability of any of the properties affected. Security Capital does not believe that any of these regulations will have a material impact on it or the operating companies in which it has an investment.

   A number of states regulate the licensing of hotels by requiring registration, disclosure statements and compliance with specific standards of conduct. Homestead believes that each of its properties has the necessary permits and approvals to operate its respective business, and Homestead intends to continue to obtain such permits and approvals for its new properties.

   Under the Americans with Disabilities Act (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although Security Capital's operating companies have attempted to satisfy ADA requirements in the designs for their properties to the extent ADA is applicable to their property type, no assurance can be given that a material ADA claim will not be asserted against any of Security Capital's operating companies, which could result in a judicial order requiring compliance and the expenditure of substantial sums to achieve compliance, an imposition of fines or an award of damages to private litigants.

   Most states require a license to operate an assisted living community. Regulations vary across state lines and affect the physical and operating characteristics of a community. Life safety is of primary concern to regulators, given the age and frailty of the senior assisted living population. Belmont believes that its communities meet the standards set by regulators in each of the markets it has entered. Certain states require that an assisted living provider obtain a Certificate of Need prior to applying for a building permit or operating license. While Belmont to date has been successful with this requirement in all the states where it has sought to do business, the process is arduous and may impede entry into some markets in the future.

   The Capital Markets Group is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), all states, the District of Columbia, and is a member of the National Association of Securities Dealers,

Inc. ("NASD"). All of its activities as a broker-dealer are subject to extensive federal, state and NASD regulation and oversight. Capital Markets Limited is a broker-dealer member firm of the Securities and Futures Authority in the U.K.

   The Global Capital Management Group is registered as an investment adviser with the SEC and its advisory activities are subject to extensive federal regulation.

Environmental Matters

   The operating companies in which Security Capital has an investment are subject to environmental and health and safety laws and regulations related to the ownership, operation, development and acquisition of real estate. Under those laws and regulations, the operating companies may be liable for, among other things, the costs of removal or remediation of certain hazardous substances, including asbestos-related liability. Those laws and regulations often impose liability without regard to fault.

   As part of their due diligence procedures, the operating companies in which Security Capital has an investment have conducted Phase I environmental assessments on each of their properties prior to their acquisition; however, no assurance can be given that those assessments have revealed all potential environmental liabilities. Security Capital is not aware of any environmental condition on any of the properties of the companies in which it has an investment which is likely to have a material adverse effect on its consolidated financial position or results of operations; however, no assurance can be given that any such condition does not exist or may not arise in the future.

Senior Executive Officers of Security Capital

The following are senior executive officers of Security Capital:

   Thomas B. Allin--50--Managing Director of the Capital Division since December 1998, where he provides operating oversight for companies in which Security Capital has direct or indirect ownership positions. Mr. Allin currently has operating responsibility for SC-European Realty. From April 1998 to December 1998, Mr. Allin was President and Chief Operating Officer of Strategic Hotel. From April 1996 to December 1997, Mr. Allin was President and Chief Executive Officer of Gordon Biersch, a beer brewery and restaurant business. From 1973 to April 1996, Mr. Allin was with McDonald's Corp., most recently as Senior Vice President and Zone Manager from February 1993 to April 1996. Mr. Allin is a Director of Access, Interparking S.A., Regency and SC-European Realty and is a Trustee of Urban Growth Property.

   C. Ronald Blankenship--50--Director, Vice Chairman and Chief Operating Officer since May 1998. Previously, Mr. Blankenship was Managing Director of Security Capital since 1991. Prior to June 1997 he was the Chairman of Archstone. Mr. Blankenship is a Trustee of Archstone and City Center Retail, and a Director of Belmont, Storage USA and CarrAmerica, and Interim Chairman, Chief Executive Officer and a Director of Homestead since May 1999.

   Jeffrey A. Cozad--35--Managing Director and a Director of SC-U.S. Realty since June 1996, where he is responsible for financial and legal operations, capital markets and investor relations. Previously, he was a Senior Vice President of the Capital Markets Group in its New York office, where he was head of capital markets activities and where he provided capital markets services for affiliates of Security Capital from 1991 to 1996. Mr. Cozad has been a Director of Regency since February 1999.

   C. Robert Heaton--54--Managing Director since December 1997, where he oversees human capital for Security Capital and companies in which Security Capital has direct and indirect ownership positions. From March 1996 to December 1997, Mr. Heaton was Senior Vice President of Human Capital for Security Capital. From March 1994 to February 1996, Mr. Heaton was Senior Vice President with Right Management Consultants, Inc., a worldwide career management and human resources consulting firm.

   Thomas N. Kendall--44--Managing Director of SCGroup since December 1999, where he is responsible for Shared Services operations. Mr. Kendall was Senior Vice President and Chief Information Officer for

SCGroup from March 1998 to December 1999. Prior thereto, from May 1994 to March 1998, Mr. Kendall was with Andersen Consulting, where he was Senior Manager from April 1995 to March 1998.

   Jeffrey A. Klopf--51--Senior Vice President and Secretary of Security Capital since January 1996; from January 1988 to December 1995, a partner with Mayer, Brown & Platt, where he practiced corporate and securities law. Mr. Klopf provides legal services to Security Capital and its directly-owned operating companies.

   Anthony R. Manno, Jr--48--Managing Director of the Global Capital Management Group since January 1995, where he is responsible for investment strategy and execution. Mr. Manno was a member of Security Capital's Investment Committee from March 1994 to June 1996. Prior thereto, Mr. Manno was a Managing Director of LaSalle Partners Limited from March 1980 to March 1994.

   Caroline S. McBride--46--Managing Director of the Capital Division since March 1997, where she provides operating oversight for companies in which Security Capital has direct or indirect ownership positions. From June 1996 to July 1997, Mrs. McBride was Managing Director of the Global Capital Management Group. Prior thereto, Mrs. McBride was with IBM from July 1978 to May 1996. Mrs. McBride is a Director of the Real Estate Research Institute, CarrAmerica, Storage USA, Belmont and a Trustee of CWS Communities.

   A. Richard Moore--54--Managing Director of the Capital Division since May 1998, where he provides operating oversight for companies in which Security Capital has direct or indirect ownership positions. Mr. Moore has been Interim Chief Financial Officer for Homestead since May 1999. From March 1990 to May 1998, Mr. Moore was a Vice President with Goldman, Sachs & Co., where his most recent position was in the Equity Research Department. Mr. Moore is also a Managing Director of SC-European Realty Management Ltd. and SC (UK) Management Ltd.

   Constance B. Moore--44--Managing Director of the Capital Division since January 1999, where she provides operating oversight for companies in which Security Capital has direct or indirect ownership positions. From July 1998 to December 1998, Ms. Moore was Co-Chairman, Chief Operating Officer and Trustee of Archstone. From January 1996 to July 1998, Ms. Moore was Co-Chairman, Chief Operating Officer and Director of Security Capital Atlantic Incorporated (which merged into Archstone), and from May 1994 to December 1995, she was Managing Director of Archstone. From March 1993 to April 1994, Ms. Moore was Senior Vice President of Security Capital. Ms. Moore is a Trustee of Archstone, City Center Retail and CWS Communities, and a Director of Belmont.

   Jeremy J. Plummer--40--Managing Director of SC-European Realty since October 1997, where he is responsible for strategic investments in real estate companies in Europe. Prior thereto, from October 1993 to October 1997, he was Head of International Real Estate for SPP Investment Management; from 1992 to October 1993, Mr. Plummer was Chief Executive Officer of London & Edinburgh Trust Ventures.

   William D. Sanders--58--Founder, Chairman and Chief Executive Officer of Security Capital. Mr. Sanders currently serves as a Director of CarrAmerica, SC-U.S. Realty, SC-European Realty, Storage USA, and an Advisory Director of Regency. He is a member of the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT").

   Kenneth D. Statz--41--Managing Director of the Global Capital Management Group since December 1997, where he is responsible for the development and implementation of portfolio investment strategy. From July 1996 to December 1997, Mr. Statz was Senior Vice President of the Global Capital Management Group; from May 1995 to June 1996, Vice President of the Global Capital Management Group. Prior thereto, Mr. Statz was a Vice President in the investment research department of Goldman, Sachs & Co. from February 1993 to January 1995, concentrating on research and underwriting for the REIT industry.

   Donald E. Suter--43--Managing Director of Capital Markets Group since July 1997, where he provides capital markets services for affiliates of Security Capital. From May 1996 to June 1997, Mr. Suter was Senior Vice President of Capital Markets Group. From October 1995 to April 1996, Mr. Suter was President and Chief Operating Officer for Cullinan Properties Limited in Peoria, Illinois. From July 1984 to October 1995, Mr. Suter was with LaSalle Partners Limited in Chicago, Illinois, where his last position held was Senior Vice President, Corporate Finance Group. Mr. Suter is a general securities principal registered with the NASD.

   James C. Swaim--47--Senior Vice President of Security Capital since December 1998 and Vice President of Security Capital from December 1997 to December 1998. Mr. Swaim is the principal accounting officer for Security Capital. From July 1996 to December 1997, he was a private business and financial consultant. From December 1984 to March 1996, Mr. Swaim was employed by Farah Incorporated, where his most recent position was Executive Vice President and Chief Financial Officer, and where he was a member of the Board of Directors.

   Paul E. Szurek--39--Managing Director of SCGroup and Chief Financial Officer of Security Capital since July 1997. From January 1996 through June 1997, Mr. Szurek was Managing Director of SC-U.S. Realty and EU Management, where he was responsible for operations, corporate finance and mergers and acquisitions. Mr. Szurek was Senior Vice President of Security Capital from June 1993 to January 1996, and was Vice President of Security Capital from April 1991 to June 1993.

   Robert S. Underhill--44--Managing Director of the Capital Division since August 1997, where he provides operating oversight for companies in which Security Capital has direct or indirect ownership positions. Mr. Underhill was Senior Vice President of Security Capital from February 1995 to August 1997 and Senior Vice President of the Global Capital Management Group. Mr. Underhill was a consultant for affiliates of Security Capital from November 1994 to February 1995. Mr. Underhill is a Trustee of Urban Growth Property and Managing Director of City Center Retail.

   Thomas G. Wattles--48--Managing Director of Security Capital since 1991 and a Trustee of ProLogis since 1993. He was a Director of ProLogis' predecessor since its formation in 1991, and was Non-Executive Chairman of ProLogis from March 1997 to May 1998. Mr. Wattles was Co-Chairman and Chief Investment Officer of ProLogis and its former REIT Manager from November 1993 to March 1997, and Director of the former REIT Manager from June 1991 to March 1997. Mr. Wattles is a Trustee of CWS Communities, City Center Retail and Urban Growth Property.

Item 2. Properties

   Security Capital's principal offices are in Santa Fe, New Mexico, and the Company and its affiliates also have domestic offices in Atlanta, Chicago, Denver, El Paso, New York, Santa Fe and international offices in Brussels, London and Luxembourg. The companies in which Security Capital has investments have offices throughout the United States and in Europe. In addition, while Security Capital itself does not own investment real estate, the companies in which Security Capital has investments own an extensive number of properties. These properties are summarized below as of December 31, 1999.

                                                        Approximate Square Footage or
 Company       Location              Type                      Number of Units
 -------       --------              ----               -----------------------------
Archstone  Throughout USA   Multifamily             Operating          227 properties
                            communities                             68,255 units
                                                    Development         23 properties
                                                                     7,830 units
                                                    In planning and     17 properties
                                                     under control   4,471 units

Belmont    South, Mid-west  Senior assisted living  Operating            3 properties
           and West USA     communities                                433 units
                                                    Development          2 properties
                                                                       278 units
                                                    In planning          9 properties

Homestead  Throughout USA   Extended stay           Operating          136 properties
                            lodging                                 18,176 units

ProLogis   Throughout North Distribution facilities Operating        1,575 properties
           America and                                               166.8 million sq. ft.
           Europe                                   Development         83 properties
                                                                      17.9 million sq. ft.

                                                              Approximate Square Footage or
    Company           Location              Type                     Number of Units
    -------           --------              ----              -----------------------------
Access Self-
 Storage          Europe           Self-storage facilities Operating        42 properties
                                                                           1.9 million sq. ft.
                                                           Development      15 properties
                                                                       788,000 sq. ft.
                                                           In planning       8 properties
                                                                       472,000 sq. ft.

Akeler/Bernheim-
 Comofi           Europe           Offices                 Operating        16 properties
                                                                       750,000 sq. ft.
                                                           Development      15 properties
                                                                           4.1 million sq. ft.

City & West End   London           Offices                 Operating         8 properties
                                                                       636,000 sq. ft.
                                                           Development       3 properties
                                                                       142,000 sq. ft.

Interparking
 S.A.             Europe           Parking facilities      Operating       242 properties
                                                                       115,442 spaces

London and Hen-
 ley              London           Apartments              Operating        94 properties
                                                                           732 units
                                                           Development      10 properties
                                                                           224 units
                                                           Planning          1 property
                                                                            77 units

CarrAmerica       Throughout USA   Offices                 Operating       271 properties
                                                                          22.6 million sq. ft.
                                                           Development      22 properties
                                                                           1.5 million sq. ft.

City Center Re-
 tail             Throughout USA   Retail facilities       Operating        21 properties
                                                                           1.1 million sq. ft.
                                                           Development       5 properties
                                                                       987,000 sq. ft.
                                                           In planning       2 properties
                                                                        46,000 sq. ft.

CWS Communities   South and West   Manufactured home       Operating        37 properties
                  USA              communities                          14,097 units
                                                           Development       1 property
                                                                           311 units
                                                           In planning       2 properties
                                                                           479 units

Regency           South and West   Grocery store           Operating       190 properties
                  USA              anchored shopping                      22.1 million sq. ft.
                                   centers                 Development      26 properties
                                                                           2.7 million sq. ft.

Storage USA       Throughout USA   Self-storage facilities Operating       405 properties
                                                                          27.3 million sq. ft.
                                                           Development       4 properties
                                                                       273,000 sq. ft.
                                                           In planning       3 properties
                                                                       269,000 sq. ft.

Urban Growth
 Property         East and Midwest Parking facilities and  Operating        26 properties
                  USA              urban lots                           17,203 spaces
                                                           Development       1 property
                                                                         1,100 spaces
                                                           In planning       2 properties
                                                                         2,000 spaces

   In addition to the above properties owned by Security Capital's investees, Security Capital and its 100% owned subsidiaries lease properties in Chicago, El Paso, Houston, London, Luxembourg, New York and Santa Fe. Security Capital leases its El Paso property from ProLogis under a lease which expires July 31, 2005, and has annual lease payments of approximately $633,000.

Item 3. Legal Proceedings

   Security Capital and its subsidiaries are parties to certain legal proceedings arising in the ordinary course of their business, none of which are expected to have a material adverse impact on Security Capital.

Item 4. Submission of Matters to a Vote of Security Holders

   Not applicable.

                                    PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder
Matters

   The Class A Shares are listed on the NYSE under the symbol "SCZ.A" and the Class B Shares are listed on the NYSE under the symbol "SCZ". The table below indicates the range of the high and low sales prices of the Class A Shares and the Class B Shares for the periods listed.

                                                                 High     Low
                                                                ------- -------
      CLASS A SHARES:
        1998:
          First Quarter........................................ $ 1,600 $ 1,472
          Second Quarter....................................... $ 1,570 $ 1,300
          Third Quarter........................................ $ 1,375 $   885
          Fourth Quarter....................................... $   810 $   600
        1999:
          First Quarter........................................ $   733 $   594
          Second Quarter....................................... $   760 $   619
          Third Quarter........................................ $   765 $   690
          Fourth Quarter....................................... $   740 $   600
        2000:
          First Quarter (through March 17)..................... $   675 $   600

      CLASS B SHARES:
        1998:
          First Quarter........................................ $32.500 $29.500
          Second Quarter....................................... $31.625 $25.875
          Third Quarter........................................ $27.250 $17.125
          Fourth Quarter....................................... $18.000 $11.875
        1999:
          First Quarter........................................ $14.938 $11.625
          Second Quarter....................................... $16.031 $12.063
          Third Quarter........................................ $15.375 $13.875
          Fourth Quarter....................................... $14.688 $11.875
        2000:
          First Quarter (through March 17)..................... $13.750 $12.000

   At March 17, 2000, there were approximately 675 holders of record of the Class A Shares and 121 holders of record of the Class B Shares.

   Holders of Class A Shares are entitled to receive ratably such dividends as may be authorized by the Board of Directors of Security Capital (the "Board") out of funds legally available therefor. Holders of Class B Shares are entitled to dividends equal to one-fiftieth ( 1/50th) of the amount per share declared by the Board for each Class A Share. Class B Share dividends will be paid in the same form and at the same time as Class A Share dividends, except that, in the event of a stock split or stock dividend, holders of Class A Shares will receive Class A Shares and holders of Class B Shares will receive Class B Shares, unless otherwise specifically designated by resolution of the Board.

   Security Capital has not paid any dividends on its Class A Shares (since
1994) or Class B Shares. Any payment of dividends will depend upon the results of operations, capital requirements and financial condition of Security Capital and such other factors as the Board deems relevant. The Board intends to follow a policy of retaining earnings to finance Security Capital's growth and for general corporate purposes and, therefore, Security Capital has no present intention to pay any dividends or make any distributions on Class A Shares or Class B Shares in the future.

   Security Capital's line of credit covenants restrict dividends, such that during a non-monetary default, no payment, other than dividends paid on Security Capital's Series B Preferred Shares, are permitted. Distributions and dividends paid, other than those on Security Capital's Series B Preferred Shares, cannot exceed 50% of the cash flow available for distributions, provided no event of default has occurred and is continuing. In the event of a monetary default, all distributions are prohibited.

   Security Capital's 6.50% Convertible Subordinated Debentures due 2016 provide that no dividends shall be permitted if a default exists, if immediately before and immediately after giving effect to a dividend payment, Security Capital's consolidated equity, determined in accordance with generally accepted accounting principles ("GAAP"), does not exceed $300 million or if the ratio of indebtedness, as defined, to consolidated shareholders' equity is not less than the ratio of 5 to 1.

Item 6. Selected Financial Data

   The following table sets forth selected financial information of Security Capital for 1999, 1998, 1997, 1996 and 1995 (dollars in thousands, except per share data). The Company's consolidated financial information included below has been derived from the Company's consolidated financial statements. Arthur Andersen LLP's report on the consolidated financial statements for the years ended December 31, 1999 and 1998 is included in this report on page 39. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with the consolidated financial statements and notes thereto included in this report.

                                         Years Ended December 31,
                              -------------------------------------------------
                                1999      1998(1)   1997(2)    1996     1995
                              ---------  ---------  -------- -------- ---------
Operating Data:
Equity in earnings (loss) of
 investees..................  $  78,899  $ (71,950) $170,576 $168,473 $  45,685
Property revenues...........    226,730    144,374    58,397  145,907   103,634
Financial Services Division
 revenues...................     88,045     93,850   105,941   77,512    49,404
Total revenues..............    409,945    165,477   367,704  398,122   200,534
Property expenses...........    101,795     63,339    25,089   58,259    40,534
Financial Services Division
 expenses...................     87,026     76,093    87,190   79,296    56,317
General, administrative and
 other expenses.............     56,349     62,774    54,940   32,617    20,197
Costs incurred in acquiring
 Financial Services
 Division...................        --         --        --       --    158,444
Gain on sale of management
 companies..................        --         --     93,395      --        --
Interest expense:
 Security Capital:
   Convertible
    debentures/notes(3).....     20,535     21,016    94,749   93,912    78,785
   Long-term debt...........     52,979     19,844       --       --        --
   Line of credit...........      8,817     18,360     7,631    6,256     5,977
 Majority-owned
  subsidiaries:(4)..........     51,123     22,983     2,054   17,056    19,042
                              ---------  ---------  -------- -------- ---------
     Total interest expense.    133,454     82,203   104,434  117,224   103,804
                              ---------  ---------  -------- -------- ---------
Net earnings (loss)
 attributable to Class B
 Shares.....................  $(116,996) $(157,104) $106,154 $ 32,067 $(201,634)

                                        Years Ended December 31,
                          -------------------------------------------------------
                             1999      1998(1)     1997(2)      1996      1995
                          ----------  ----------  ---------- ---------- ---------
Per Share Data:
Series A Preferred Share
 cash dividends(5)......  $      --   $    27.50  $    75.00 $    56.25       --
Series B Preferred Share
 cash dividends(5)......  $    70.00  $    44.33         --         --        --
Net earnings (loss) per
 Class B Share:
 Basic..................  $    (0.98) $    (1.29) $     1.39 $     0.61 $   (4.50)
 Diluted................  $    (0.98) $    (1.29) $     1.28 $     0.57 $   (4.50)
Weighted average Class B
 Shares outstanding:
 Basic..................     119,255     121,325      76,577     52,950    44,834
 Diluted................     119,255     121,325      93,054     56,686    44,834
                                           As of December 31,
                          -------------------------------------------------------
                             1999      1998(1)     1997(2)      1996      1995
                          ----------  ----------  ---------- ---------- ---------
Balance Sheet Data:
Investments, at equity..  $2,659,398  $3,071,772  $2,658,748 $1,438,937 $ 930,043
Real estate, net of
 accumulated
 depreciation...........   1,073,474   1,164,869     716,882  1,365,373   865,367
Total assets............   3,957,151   4,510,357   3,614,239  2,929,284 1,855,056
Long-term debt:
 Security Capital(3)....     978,557     937,010     323,024    940,197   718,611
 Majority-owned
  subsidiaries(4).......     378,210     343,362     301,606    257,099   118,524
Minority interests......      94,723     132,718     107,135    394,537   159,339
Total shareholders'
 equity.................  $2,180,787  $2,422,979  $2,548,873 $  918,702 $ 528,539

--------
(1) In the fourth quarter of 1999, changed business activities required SC-European Realty to change its basis of accounting from fair value accounting to historical cost accounting. The 1998 financial statements have been restated as if this change had been made retroactive to SC-European Realty's inception in 1998 (see note 1 to the consolidated financial statements).
(2) Prior to 1997, Security Capital consolidated the accounts of Security Capital Atlantic Incorporated ("Atlantic"). During 1997, Security Capital's ownership of Atlantic decreased to less than 50%. Accordingly, Atlantic was not consolidated effective January 1, 1997.
(3) On September 29, 1997 Security Capital called for redemption its convertible debentures due 2014. Substantially all the holders of these debentures elected to convert their debentures into Class A Shares.
(4) Security Capital does not guarantee the debt of any of its consolidated or unconsolidated operating companies.
(5) 257,642 Series B Preferred Shares were issued on May 12, 1998, in exchange for the 139,000 Series A Preferred Shares and 3,293,288 Class B Shares.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

   The statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, management's beliefs, and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Security Capital undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

   The important factors that could cause Security Capital's actual results to differ materially from those expressed in the forward-looking statements include, among others,

  . changes in general economic conditions,

  . changes in capital availability and interest rates,

  . increased or unexpected competition,

  . changes in capital markets generally or the market for real estate securities, and

  . changes in tax laws.

   For more detail, see "Risk Factors" at the end of Item 7.

Overview

   The results of operations for each of Security Capital's reportable segments, the Capital Division and the Financial Services Division, are discussed below. These two sections are followed by a discussion of Security Capital's Liquidity and Capital Resources. All three of these sections should be read in conjunction with the consolidated financial statements and accompanying notes thereto.

Results of Operations

Capital Division

   Earnings from the Capital Division are generated by its strategic investments. The majority of these investments are not consolidated and the Capital Division reports its share of their respective earnings. The consolidated investments include Homestead (which is the largest consolidated investment), Belmont, SC-European Real Estate Shares, and SC-U.S. Real Estate Shares. Cash flow for the Capital Division is generated through receipt of dividends and interest payments. (See note 2 to the consolidated financial statements for detail of dividends received.)

   Results for 1999 were significantly impacted by changes in the equity in earnings from strategic investees, the sale of Security Capital's position in Strategic Hotel and an additional investment in Homestead.

   Equity in Earnings of Unconsolidated Investees

   The equity in earnings of the Capital Division's unconsolidated investees includes changes in unrealized gains or losses for SC-U.S. Realty and SC-Preferred Growth. These changes are generated as a result of fluctuating market prices for the shares in their underlying investments and are reflected in earnings due to SC-U.S. Realty's and SC-Preferred Growth's use of fair value accounting. Fluctuations in market prices do not have an impact on cash flow, but the general decline in real estate equity security prices in 1999 and 1998 had a materially adverse impact on Security Capital's equity in earnings of SC-U.S. Realty.

   Presented below is Security Capital's equity in earnings (loss) for the years ended December 31, 1999, 1998, and 1997 (dollar amounts in millions) and Security Capital's common share ownership interest in unconsolidated affiliates as of December 31, 1999, 1998 and 1997. Explanations of earnings changes at the investee level, which materially impacted Security Capital's equity in earnings, follow the table.

                                       Equity in Earnings      % Ownership as
                                        (Loss) Year Ended       of December
                                          December 31,              31,
                                      -----------------------  ----------------
                                       1999    1998     1997   1999  1998  1997
                                      ------  -------  ------  ----  ----  ----
   Archstone......................... $ 79.7  $  75.1  $ 45.6  39.2% 38.1% 33.1%
   ProLogis..........................   41.1     25.5     2.1  30.8% 40.4% 42.5%
   SC-European Realty................   (2.7)    (3.5)    --   34.6% 34.6%  --
   SC-Preferred Growth...............    2.9     (3.8)    6.2   9.3%  9.8% 12.9%
   SC-U.S. Realty....................  (46.8)  (163.8)  120.1  39.6% 35.0% 32.9%
   Strategic Hotel:
     Earnings........................    4.7     (1.5)   (3.4)  --   30.4% 39.5%
     Interest income.................    6.5     11.1     1.3
                                      ------  -------  ------
                                      $ 85.4  $ (60.9) $171.9
                                      ======  =======  ======

  Archstone

   Atlantic was merged into Archstone in July 1998. For purposes of this table, the results of Archstone and Atlantic are combined for the years ended December 31, 1998 and 1997. Archstone's increase in earnings for 1999 compared to 1998 was due primarily to an increase in rental rates and improvement in operating margins. The earnings increase in 1998 compared to 1997 was primarily due to a one time, non-cash expense of $71.7 million in 1997 related to Archstone's acquisition of its REIT and property management companies from Security Capital. An increase in gains on dispositions of real estate, and increases in properties owned and average rents also contributed to the overall earnings increase in 1998.

  ProLogis

   In March 1999, ProLogis merged with Meridian Industrial Trust. The shares issued by ProLogis to complete the merger reduced Security Capital's ownership position from 40.4% at year-end 1998 to 30.8% at year-end 1999. Security Capital continues to be ProLogis' largest shareholder.

   ProLogis' increase in earnings for 1999 over 1998 was primarily due to an increase in income generated by ProLogis' unconsolidated subsidiaries (which provide temperature-controlled storage and build-to-suit services) and a 27.9% increase in the square footage of distribution facilities owned. The increase in earnings for 1998 compared to 1997 was due primarily to a one-time non-cash expense of $75.4 million related to ProLogis' acquisition of its REIT and property management companies from Security Capital. Properties owned and average rents also increased from 1997 to 1998.

  SC-European Realty

   SC-European Realty commenced operations in April 1998. Therefore, the primary reason for its improved results in 1999 compared to 1998 was a full year of operations in 1999. Security Capital's weighted average investment increased to $392.5 million in 1999 from $156.3 million in 1998. SC-European Realty's current investments are primarily in operating and development companies with significant pre-stabilized assets. It is expected that earnings for SC-European Realty will increase as additional properties reach stabilization. However, there is no assurance that this will occur and failure to do so would impair the ability of SC-European Realty to grow both its portfolio and its earnings.

  SC-Preferred Growth

   SC-Preferred Growth's change in earnings for the years ended 1999, 1998 and 1997 was due primarily to changes in unrealized gains or losses on investments and increases in SC-Preferred Growth's weighted average net assets at fair value. SC-Preferred Growth's weighted average net assets at fair value were $822.7 million in 1999, $633.3 million in 1998 and $81.5 million in 1997. The market value of SC-Preferred Growth's investments declined by $7.1 million in 1999 compared to a $66.6 million decline in value for 1998 and a $49.9 million increase in 1997. The overall improvement for 1999 was partially offset by a realized loss of $16.3 million on the disposition of an investment.

  SC-U.S. Realty

   SC-U.S. Realty experienced losses for the years ended 1999 and 1998 compared to earnings for 1997. The 1999 and 1998 losses resulted primarily from the overall decrease in market prices for the shares in its underlying investments. The portfolio of strategic long-term investments experienced a $183.8 million market value decline in 1999, a $472.8 million market value decline in 1998 and a $241.4 million market value increase in 1997. SC-U.S. Realty realized a $65.6 million loss on the sale of its special opportunity investment portfolio in 1999 (see Part I "Business--Significant Developments During 1999", for further details) and experienced a $169.6 million market value decline in 1998 and a $23.6 million market value increase in 1997. Net investment income (defined as dividends and other investment income net of administrative expenses, advisor fees, taxes and interest) was

$71.0 million, $77.9 million and $60.3 million for the years ended 1999, 1998, and 1997 respectively. The decline in net investment income during 1999 compared to 1998 is primarily related to decreased dividend income from the special opportunity investment portfolio due to the sale of this portfolio throughout 1999.

   During 1999, Security Capital's ownership position in SC-U.S. Realty increased from 35.0% to 39.6% as SC-U.S. Realty repurchased approximately 11.4% of its outstanding shares. Security Capital made an additional investment in SC-U.S. Realty of $1.7 million in 1999.

  Strategic Hotel

   In September 1999, Security Capital sold its entire ownership in Strategic Hotel for net proceeds of approximately $329 million. This sale generated a loss of $55.2 million and a capital loss tax benefit of $19.3 million, of which $8.0 million was used in 1999 (see income tax discussion). The sale proceeds were used to reduce Security Capital's line of credit balance and to fund share and debenture repurchases. As a result of the sale, equity in earnings from Strategic Hotel were not recorded after the second quarter of 1999.

 Consolidated Investments

  Homestead

   Early in 1999, Homestead's management determined that financing for previously planned development activity was not available. Furthermore, initial 1999 operating results were below management's expectations due to lower-than-forecasted occupancy levels. Security Capital's Vice-Chairman, C. Ronald Blankenship, became interim Chairman and Chief Executive Officer of Homestead, and James C. Potts was elevated to Chief Operating Officer. Together, they established three primary objectives: reduction of debt (through land sales), reduction in operating costs, and improved property level operating margins.

   A special charge of $65.3 million was recorded in the second quarter of 1999 for write-downs of land held for sale, write-offs of costs of pursuing other land parcels and the costs of severance of personnel. (See note 13 to the consolidated financial statements for details of the special charge.) Additionally, Homestead completed a rights offering of common shares (for net proceeds of $221.7 million) of which Security Capital acquired 95%.

   Consistent with the three primary objectives, Homestead made a decision to curtail the development activity that was in planning stages at the time of its change in management. As of December 31, 1999, Homestead had sold $72.6 million of the original $95.5 million of land held for sale. Total debt decreased from $700.4 million at December 31, 1998 to $487.6 million at December 31, 1999, and annualized overhead costs decreased from $48.6 million at the end of the first quarter of 1999 to $25.0 million in the first quarter of 2000.

   The following table sets forth the results of Homestead's operations by quarter in 1999 and in total for 1997 and 1998. It should be noted that Homestead's business is seasonal and lower occupancy and revenues for the fourth quarter are typical.

                                          Homestead Total Portfolio
                                    -------------------------------------------
                                    1Q99  2Q99  3Q99  4Q99  1999*  1998*  1997*
                                    ----  ----  ----  ----  -----  -----  -----
Operating Properties...............  125   129   136   136   136    120     71
Average Occupancy.................. 62.8% 70.9% 75.2% 71.4% 70.2%  70.4%  74.7%
Average Weekly Rate................ $352  $352  $347  $345  $349   $301   $253
Weekly RevPAR...................... $221  $250  $261  $246  $245   $212   $189
Property Operating Margin**........ 54.2% 54.1% 60.1% 56.3% 56.3%  59.2%  59.2%

--------
*All amounts are annual averages except "Operating Properties," which are as of year-end.
**Management targets an operating margin of 55% to 57%, but there are no assurances that such margins will be achieved.

   Overall property level results for Homestead are summarized below for the years ended 1999, 1998 and 1997 (in millions):

                                                              1999   1998  1997
                                                             ------ ------ -----
      Total Room Revenue.................................... $223.5 $144.4 $58.4
      Total Room Expense.................................... $ 98.0 $ 63.3 $25.1
                                                             ------ ------ -----
      Net operating income.................................. $125.5 $ 81.1 $33.3
                                                             ====== ====== =====

   The increase in net operating income from 1998 to 1999 was due to an increase in the number of operating facilities as well as the restructuring of operations discussed above. The increase in net operating income from 1997 to 1998 was due primarily to an increase in the number of operating facilities. The annual increase in properties from 1997 to 1998, and again from 1998 to 1999, was the primary reason for Security Capital's consolidated increase in depreciation from $15.3 million in 1997 to $37.4 million in 1998 and $44.9 million in 1999.

  Belmont

   The first Belmont community in Houston opened in 1998. Subsequent openings included Nashville and Louisville in 1999 and Memphis in January 2000. Construction is underway on four additional sites. All of Belmont's activities currently involve developmental activities and ownership of properties that are pre-stabilized.

  Realized and Unrealized Gains and Losses

   Realized capital gains increased by $14.0 million from 1998 to 1999. This increase was due primarily to a gain on the sale of securities held by SC-US Real Estate Shares. These sales also contributed to $57.9 million in lower investments in publicly traded securities held as of December 31, 1999, compared to December 31, 1998.

   The change in unrealized gains or losses is a direct result of changing real estate security prices. Such change was a decrease of $1.1 million in 1999, a decrease of $13.8 million in 1998 and an increase of $12.4 million in 1997.

  Interest Expense

   Consolidated interest expense was $133.5 million in 1999, $82.2 million in 1998 and $104.4 million in 1997. The increase from 1998 to 1999 was due to an increase in average long-term debt outstanding from $273.4 million in 1998 to $696.5 million in 1999 and higher interest expense at Homestead as no interest was capitalized after the curtailment of development activity during the second quarter of 1999. The decrease in 1998 from 1997 was due primarily to the conversion of $715.8 million principal amount of 12% convertible subordinated debentures due 2014 to Class A Shares during the fourth quarter of 1997.

  Preferred Share Dividends

   Preferred share dividends for 1999, 1998, and 1997 were $18.0 million, $35.1 million and $10.4 million, respectively. The decrease in 1999 and increase in 1998 was due to a $19.8 million non-cash dividend incurred in 1998 in conjunction with the exchange of Series A Preferred Shares and certain Class B Shares for Series B Preferred Shares. See note 6 to the consolidated financial statements for further discussion.

  EBDADT

   Earnings before depreciation, amortization and deferred taxes, or "EBDADT," is considered by management to be an additional measure of operating performance for Security Capital and its affiliates, supplementing net earnings as measured by GAAP. Among other things, GAAP net earnings includes the impact of real estate depreciation. The value of the real estate assets generally changes in response to existing market conditions and does not necessarily diminish in value predictably over time, as historical cost depreciation implies. Therefore, consistent with real estate industry practice, EBDADT adjusts GAAP net earnings by eliminating real estate related depreciation. EBDADT also involves certain other adjustments (as described in note 4 to the consolidated financial statements), the most material being the omission of changes in unrealized gains and losses on real estate securities due to fluctuations in market prices. EBDADT should not be considered as an alternative to net earnings or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities, or as a measure of Security Capital's liquidity.

   Capital Division EBDADT reflects equity in EBDADT before extraordinary items from investees, less allocated general and administrative expenses, interest expense, taxes and depreciation.

   EBDADT results before special items for the Capital Division are presented in the following chart:

                     CAPITAL DIVISION EBDADT (in millions)

       [LINE CHART]
1999       1998       1997
----------------------------
$222.7     $194.7     $145.0

   Favorable EBDADT performance (before special items) of the Capital Division for 1999 compared to 1998 (before special items) is primarily attributed to improved operating performance by substantially all investees as described above. SC-U.S. Realty's equity in EBDADT increased by 23.8% in 1999 primarily due to increased operating performance of its investees and increased by 53.2% in 1998 primarily due to additional capital deployed by SC-U.S. Realty into its investees, as well as improved operating performance of its investees. Equity in EBDADT for SC-U.S. Realty differs from GAAP equity in earnings because GAAP equity in earnings reflects changes in fair value of investments, whereas EBDADT does not (SC-U.S. Realty's EBDADT instead reflects the EBDADT performance of its investees). Increases in EBDADT were partially offset by severance and other costs that will result in future savings and an increase in interest expense.

   Annualized overhead for the Capital Division decreased from $36.4 million at year-end 1998 to $17.0 million at year-end 1999.

   Due to changes in strategic focus (see Part 1, "Business") and related re-allocations of capital, the Capital Division also incurred the following special items for the years ended 1999, 1998 and 1997. Management does not believe these items relate to continuing operating performance (amounts in millions):

                                                            1999    1998   1997
                                                           -------  -----  -----
   . Homestead's special charges related to land write-
     downs, employee severance and other expenses related
     to curtailing its development program...............  $ (45.6) $(4.7) $ --
   . Security Capital's special charge related to
     overhead reductions                                       --    (3.7)   --
   . Loss on sale of Strategic Hotel.....................    (55.3)   --     --
   . Realized gains (losses) on intermediate--term
     investments.........................................    (25.8)  (0.4)  21.7
   . Extraordinary gain on retirement of debt............     10.9    --     --
                                                           -------  -----  -----
                                                           $(115.8) $(8.8) $21.7
                                                           =======  =====  =====

   Capital Division EBDADT for 1999, 1998 and 1997, inclusive of the special items, was $106.9 million, $185.9 million and $166.7 million, respectively.

   Improvements in EBDADT from 1997 to 1998 were due primarily to increased equity in EBDADT resulting from increased investments by the Capital Division and improved operating performance by investees. See note 4 to the consolidated financial statements for further discussion of EBDADT.

 Financial Services Division

   The primary components of the Financial Services Division are the Capital Markets Group and the Global Capital Management Group. These two groups are the Financial Services Division's primary earnings generators. In addition, the Corporate Services Group and the Real Estate Research Group enable Security Capital and its affiliates to consolidate certain activities for economies of scale. All fees paid by affiliates to the Financial Services Division are included for EBDADT purposes. Revenues for the Financial Services Division are presented in the following table for the years ended December 31, 1999, 1998 and 1997 (in millions):

                                                               Revenues
                                                          ---------------------
                                                           1999   1998    1997
                                                          ------  -----  ------
      Capital Markets Group.............................. $ 23.1  $31.1  $ 13.4
      Global Capital Management Group....................   57.3   49.2    26.2
      Corporate Services Group...........................   17.7   17.6     5.3
      Real Estate Research Group.........................    1.1    1.5     0.8
      REIT and property management fees..................    --     --     63.2
                                                          ------  -----  ------
        Sub-total........................................   99.2   99.4   108.9
      Less amounts eliminated in consolidation...........  (11.2)  (5.5)   (3.0)
                                                          ------  -----  ------
      Total.............................................. $ 88.0  $93.9  $105.9
                                                          ======  =====  ======

   The decline in real estate security prices in 1998 and 1999 has made it more difficult to attract assets to Security Capital's mutual funds and investees, and to execute capital markets transactions, which has, in turn, impacted revenues for the Global Capital Management Group and the Capital Markets Group. Additionally, the decline in real estate securities prices in 1998 and 1999 reduced the value of assets under management in some of Security Capital's managed entities, thereby decreasing fee income to the Global Capital Management Group for managing such entities. Any reduced growth could be partially offset, over the long-term, by increases in other Financial Services Division revenues as Security Capital continues to expand in this area, although no assurance of this growth can be given.

   In spite of these negative market conditions and a general decline in real estate security prices, the Global Capital Management Group experienced an overall increase in assets under management from 1998 to 1999 due to an increase in third-party assets to be managed, thereby leading to an increase in fee revenue. Assets under management for the Global Capital Management Group as of December 31, 1999, 1998 and 1997, are presented in the following table (in millions):

                                                             1999   1998   1997
                                                            ------ ------ ------
      SC-European Realty................................... $1,203 $1,156 $  --
      SC-Preferred Growth..................................    861    800    461
      SC-U.S. Realty.......................................  2,513  2,847  2,930
      Mutual Funds.........................................     61    111    133
      Other................................................    413     79    --
                                                            ------ ------ ------
                                                            $5,051 $4,993 $3,524
                                                            ====== ====== ======

   Costs relating to personnel and overhead reductions also affected the 1999 operating results of the Financial Services Division. Annualized overhead for the Financial Services Division was reduced from $77.2 million at year-end 1998 to $67.7 million at year-end 1999. Security Capital expects overhead to be significantly lower in 2000 than in 1999.

   Revenues and expenses for the Financial Services Division for 1998 compared to 1997 decreased primarily as a result of Archstone and ProLogis becoming internally managed by acquiring the Financial Services Division subsidiaries of Security Capital which had previously managed these companies. The impact on revenues of this sale was partially offset by a growth in assets under management, an increase in capital markets fees, and increased revenue for corporate and real estate research services. In 1998, the Financial Services Division incurred a $3.7 million fourth quarter special charge for overhead and other cost reductions due to a change in strategy related to the retail distribution of real estate mutual funds and a reduction of personnel and associated costs.

 EBDADT

   Financial Services Division EBDADT reflects allocations of Security Capital's G&A, taxes and depreciation. EBDADT results for the years ended December 31, 1999, 1998, and 1997 were as follows (in millions):

                                                            1999   1998   1997
                                                           ------  -----  -----
      Capital Markets Group............................... $ 10.1  $23.5  $ 9.9
      Global Capital Management Group.....................   21.7   16.5   15.7
      Corporate Services Group............................  (11.3)  (7.0)  (6.6)
      Real Estate Research Group..........................   (3.7)  (3.7)  (1.1)
      Income tax expense..................................   (1.3)  (1.7)  (0.6)
                                                           ------  -----  -----
        EBDADT before special items....................... $ 15.5  $27.6  $17.3
                                                           ======  =====  =====

   The 1997 EBDADT information reflects pro forma data, assuming the September 9, 1997, exchange of Security Capital's REIT management and property management companies for common shares of ProLogis and Archstone occurred as of the beginning of 1997 and excluding interest expense on the 12% convertible subordinated debentures due 2014, as they were converted to Class A Shares prior to December 31, 1997.

   EBDADT results for all years can be attributed to the same factors that impacted Financial Services Division revenues and expenses, as discussed above.

 Other Items

   The following items are not specific to either the Capital Division or Financial Services Division, but had an impact on operations as a whole.

 General, administrative and other expenses

   General, administrative and other expenses for 1999, 1998 and 1997 were $56.3 million, $62.8 million and $54.9 million, respectively. The decrease from 1998 to 1999 resulted primarily from personnel reductions and other cost controls by Security Capital and Homestead. The increase from 1997 to 1998 was from additional personnel and related costs and Homestead's special charge related to a reduction in development activity. Security Capital's share of Homestead's fourth quarter special charge for 1998 was $4.7 million, which is reflected in Capital Division EBDADT above.

 Provision for Income Taxes

   The effective income tax benefit was 13% of loss from operations for 1999, which is less than the U.S. statutory tax rate of 35%. The tax benefit was lower than the statutory rate because 1999 losses at consolidated subsidiaries (which were not consolidated for tax purposes) can only be recognized when the subsidiary is sold or through taxable income generated by the subsidiary and capital losses generated from the 1999 sale of Strategic Hotel can only be used to offset future capital gains. In addition, income from foreign subsidiaries is taxed at a rate lower than the U.S. statutory tax rate. The effective tax rate in 1998 was 32% of the operating loss, which approximates the statutory tax rate. While the 1997 effective tax rate approximates the statutory rate, the provision was increased due to the non-deductibility of certain warrant issuances offset by the utilization of prior years' net operating losses.

   Security Capital's tax basis in its strategic investees at December 31, 1999, was as follows (in thousands):

      Archstone........................................................ $750,764
      ProLogis.........................................................  638,982
      SC-European Realty...............................................  440,537
      SC-U.S. Realty...................................................  733,645

 Gain on Sale of REIT and Property Managers

   Prior to September 1997, Security Capital managed the operations and provided property management services to various REITs (Archstone, Atlantic and ProLogis) in which Security Capital was a significant owner. Effective September 9, 1997, Security Capital exchanged the subsidiaries that provided the management services for additional common shares of Archstone (3,295,533 shares), Atlantic (2,306,591 shares) and ProLogis (3,692,024 shares) and recorded a gain of $93.4 million.

 Extraordinary items

   In 1999 there were extraordinary gains on early extinguishments of debt, net of minority interest, totaling $16.0 million. The first, amounting to $10.9 million, related to the repurchase of $37.8 million principal amount of 6.5% Convertible Subordinated Debentures due 2016 by Security Capital. The second, amounting to $5.8 million, related to full settlement of a finders' fee liability by Homestead. The $17.7 million extraordinary loss in 1998 on the early extinguishment of debt, net of minority interest, relates to a mortgage loan purchase agreement entered into by Homestead with Atlantic and Merrill Lynch Mortgage Capital Inc. See note 5 to the consolidated financial statements for further discussion of these items.

Liquidity and Capital Resources

 Investment Activity

   Security Capital's investment activity primarily consists of allocation (redemptions) of its capital to its various affiliates. The following table summarizes Security Capital's capital allocations to and redemptions of its primary investments for the years ended December 31, 1999, 1998 and 1997 (in millions):

                                                         1999     1998    1997
                                                        -------  ------  ------
      ProLogis......................................... $   --   $  --   $ 75.0
      SC-European Realty...............................    64.8   375.3     --
      SC-Preferred Growth..............................     --     25.0    54.9
      SC-U.S. Realty...................................     1.7    45.7   273.0
      Strategic Hotel..................................  (329.5)  175.0   200.0
      Publicly traded real estate securities...........   (55.9)   (0.2)  106.2
      Homestead warrants...............................     --      --     26.7
      Real estate investments:
        Homestead......................................    93.7   461.8   395.9
        Belmont........................................    43.4    25.6     --
      Homestead proceeds from sale of land.............   (73.0)    --      --

   In 1999, Security Capital also invested $213.8 million in Homestead Village common stock, which is not reflected in the financial statements due to its elimination in consolidation. Real estate investments reflect development activity at Homestead and Belmont.

 Financing Activity

   Security Capital reduced its total debt from $1.8 billion at year-end 1998 to $1.6 billion at year-end 1999. This decrease was primarily the result of a reduction in line of credit balances by $304.1 million. In addition, the following financing transactions occurred in 1999:

 Security Capital:

  . Issuance of $85.3 million of senior unsecured notes

  . Repurchase of $37.8 million principal amount of 6.5% Convertible
    Subordinated Debentures due 2016 for $27.4 million

  . Repurchase of $119.8 million of Security Capital common stock discussed below

 Homestead:

  . Sale and lease-back of properties which generated $127.4 million of proceeds

  . Repayment of $122 million of mortgage notes

   At year-end 1999, Homestead had an outstanding balance of $125.4 million on its lines of credit compared to $357.1 million at year-end 1998. Homestead's lines of credit reductions were primarily accomplished with $73.0 million in proceeds from land sales and $221.7 million in proceeds from a rights offering of common stock.

   Subsequent to year end 1999 Homestead has made payments totaling $31.5 million on the bank line of credit reducing its line of credit debt to $93.9 million. On February 29, 2000, Homestead entered into an amended and restated bank credit facility which allows for $110 million of total borrowings of which $35 million is available on a revolving basis. The amended and restated line matures February 28, 2003, bears interest at LIBOR plus 2.5%, is secured by 64 operating properties, permits payment of dividends based upon a definition of free cash flow, and requires maintenance of financial ratio and coverage covenants.

   Total debt at year-end 1998 was $1.8 billion compared to $797.4 million at year-end 1997. This net increase was primarily a result of the following financing transactions:

  . Increases in borrowings under the lines of credit of $347.7 million

  . The issuance of $614.2 million of senior unsecured notes; and

  . Proceeds from the sale of common stock by Homestead to minority interest holders of $30.9 million, offset by Homestead's payment to extinguish debt of $25.3 million.

   Excluding Homestead and Belmont, Security Capital's 1999 year-end debt-to-total-capitalization ratio was 49%. The average maturity of Security Capital's $1 billion of fixed rate indebtedness (excluding Homestead and Belmont) is
13.2 years, at an average fixed rate of 7.2%. The maximum maturity in any year is $285 million in 2005.

 Cash from Operations

   Due to higher average debt outstanding and higher average interest rates, consolidated interest expense increased from $82.2 million in 1998 to $133.5 million in 1999 as discussed previously. This increase in interest expense was partially offset by an increase in dividends received from Archstone and ProLogis from 1998 to 1999. The net increase, along with reduced capital markets fees, was the primary cause for the decrease in consolidated cash from operations from $140.7 million in 1998 to $103.1 million in 1999. The debt reductions and overhead reductions described above are expected to result in higher cash from operations in 2000.

   Cash provided by operating activities increased by $113.5 million in 1998 compared to 1997. This increase is primarily due to a $34.7 million increase in distributions from unconsolidated investees and a $78.8 million increase in net non-cash items. The non-cash items are related to the equity in earnings of unconsolidated investees, provision for deferred taxes, the change in unrealized gain or loss on investments, depreciation and amortization and the gain on sale of management companies in the third quarter of 1997.

 Stock and Debenture Repurchase Programs

   In 1999, Security Capital used a portion of the proceeds from the sale of Strategic Hotel and internal cash flow to repurchase its common stock. As of March 1, 2000, Security Capital had repurchased 12,603,997 shares of Class B common stock equivalents for a purchase price of $163.7 million (comprised of 86,113 Class A Shares and 8,298,347 Class B Shares). As of March 1, 2000, Security Capital also repurchased $37.8 million principal amount of 6.5% Convertible Subordinated Debentures due 2016 in 1999 for $27.4 million. Security Capital's board has authorized a total amount of $200 million for the common share repurchase program and $60 million for the debenture repurchase program.

 Derivative Financial Instruments

   As of year-end 1999 and 1998, Security Capital had no derivative financial instruments.

 Future Capital Commitments and Liquidity

   Security Capital and its subsidiaries have a remaining funding commitment of $77.7 million to SC-European Realty, as of December 31, 1999. In addition, as of December 31, 1999, Security Capital has committed to invest an additional $31.9 million in Belmont.

   On March 23, 2000, Security Capital announced a proposal to acquire all of the outstanding shares of Homestead common stock it does not already own for $3.40 per share in cash. The aggregate value of the transaction would be approximately $53.0 million, funds would be provided under Security Capital's revolving line of credit. The Homestead Board is expected to form a special committee consisting of independent members of the Homestead Board to consider Security Capital's proposal. Security Capital may amend or withdraw the proposal at any time in its sole discretion and, therefore, there are no assurances that the transaction will be consummated.

   Security Capital expects that cash flows from operations and funds currently available under its revolving line of credit will be sufficient to enable Security Capital to satisfy its anticipated cash requirements for operations and currently committed investments. In the longer term, Security Capital intends to finance its business activities through the selective sale of assets, internally generated cash flow, its line of credit, and future issuance of equity and debt securities. The business activities to be financed may include investments in new business initiatives, additional investments in certain existing affiliates and additional potential repurchases of Security Capital securities.

   Homestead believes it will have adequate cash resources from cash on hand and cash flow from operations to fund its future business needs. However, due to the risks of operation of lodging properties, including competitive pressures, rates, occupancies, and costs of operation, there can be no assurance of adequate future cash flow generation. In addition, Homestead may generate cash flow from the sale of its remaining land sites, but no assurance can be given that such sales will occur or provide significant net proceeds.

 Year 2000 Information Technology Issues

   The Year 2000 issue arose as many existing computer programs and chip-based embedded technology systems use only the last two digits to refer to a year, and therefore, did not properly recognize a year that began with "20" instead of the familiar "19". Security Capital adopted a Year 2000 compliance program to minimize or prevent the number and seriousness of any disruptions that could have occurred as a result of the Year 2000 issue.

   Third party costs to address the Year 2000 issue were less than $100,000 and internal costs incurred for Year 2000 compliance issues were also less than $100,000. Security Capital does not anticipate any additional costs related to Year 2000.

   No significant Year 2000 related problems or failures were experienced by Security Capital prior to or after January 1, 2000 and no significant Year 2000 problems or failures are anticipated.

Risk Factors

   The following matters may affect Security Capital's future financial performance.

 Reliance on Dividends and Earnings of Investees

   Most of Security Capital's cash flow and earnings comes from real estate operating companies in which it owns shares. Security Capital is dependent on dividends and fees it receives from these companies to meet its operating expense needs and to pay principal and interest on its debt. Although Security Capital has influence over these real estate operating companies because of its significant ownership interest and contractual rights, it has a non-majority ownership interest and fewer than a majority of the board seats in most of these companies and does not have unilateral control. Security Capital could be adversely affected by decisions or actions of investee management.

 Conflicts of Interest

   Transactions with affiliates have occurred and may occur in the future. Several of Security Capital's directors or senior officers are directors or trustees of its affiliates, or own shares of its affiliates. Those persons may have conflicts of interest in affiliate transactions. Where Security Capital engages in these types of transactions it has or will obtain disinterested director approval or shareholder approval, when necessary, for transactions in which directors may have a conflict of interest. Neither Security Capital's charter nor its bylaws contain any restrictions on interested party transactions.

 Real Estate Risks

   Risks which are unique to the real estate business, which could materially impact Security Capital, are:

  . Changes in specific economic conditions or commercial patterns that reduce demand for real estate (for example, a recession or change in technology that reduces demand for real estate facilities or which results in bankruptcy of tenants).

  . Changes in tax laws or market conditions that make real estate investment less attractive relative to other investment opportunities. Such changes would reduce the number of buyers for real estate and adversely affect real estate asset values. Selling real estate assets typically takes longer than selling other types of assets, so it is more difficult to anticipate unfavorable changes by selling the affected assets before the change.

  . Changes in tax laws or capital markets, which result in excess capital flowing into new real estate development and excess real estate supply.

  . When equity and/or debt capital is unavailable or expensive for real estate companies (as has been the case since mid-1998), Security Capital is adversely affected, primarily because fee-earning capital markets transaction volume suffers, the value of assets under management, on which fees are based, is lower, and the ability to pursue attractive investment opportunities, including new start-up companies, is limited (and investees in the start-up phase may need to reduce activities and incur related charges).

 Charges Resulting from Changes in Business Strategy or Restructuring

   During 1999, Security Capital incurred two significant charges to earnings from the sale of its interest in Strategic Hotel and a termination of Homestead's development program. Any changes in strategy or market conditions that lead to similar actions in the future could result in similar charges.

 Investment Company Act Risk

   Security Capital is not registered as an investment company under the Investment Company Act of 1940, in reliance on an exemption provided by Rule 3a-1 issued under the Investment Company Act. Security Capital is not required to register as an investment company because Security Capital is principally engaged in the real estate business through companies that it primarily controls. To the extent Security Capital and its affiliates do not elect to participate in future equity offerings by its investees or those investees issue substantial additional equity securities in a business combination to unaffiliated parties, Security Capital's ownership interest in and control over those investees could diminish. Under those circumstances, Security Capital could potentially be required to register as an investment company under the Investment Company Act. Security Capital would suffer additional regulatory costs and expenses, and might be required to discontinue certain operations or investments, if it were required to register as an investment company under the Investment Company Act.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

   Security Capital's exposure to market risks consists of interest rate risk related to its own borrowings (and those of its consolidated investments) and equity price risk related to its investments in marketable equity securities and its investment in SC-U.S. Realty, which uses fair value accounting, and SC-Preferred Growth.

   Security Capital's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To mitigate interest rate risk, Security Capital borrows on a long-term basis, primarily at fixed rates and staggered maturities; therefore, Security Capital's primary interest rate risk is related to its variable rate line of credit ("LOC"). Security Capital occasionally utilizes derivative financial instruments as hedges in anticipation of future long-term debt transactions to manage well-defined interest rate risk exposure. Security Capital had no outstanding interest rate hedges as of December 31, 1999 or 1998.

   Security Capital manages its equity price risks by limiting the percentage of its assets invested in marketable equity securities for trading purposes. As of December 31, 1999 and 1998, less than 2% and less than 3%, respectively, of total assets were invested in marketable equity securities that were available for sale.

 Sensitivity Analysis

   The table below represents the impact of hypothetical changes in interest rates on Security Capital and its consolidated affiliates (in millions):

                                    Variable    Average Hypothetical
                                 Interest Rate   1999   Interest Rate Impact on
                                    Exposure    Balance    Change      Earnings
                                 -------------- ------- ------------- ----------
      Security Capital..........      LOC       $125.7     (+/-)1%    $ (+/-)1.3
      Homestead.................      LOC       $264.6     (+/-)1%    $ (+/-)2.6
      Belmont................... Mortgage Notes $  3.4     (+/-)1%    $      --

   As of December 31, 1999, Security Capital held $60.0 million of publicly traded real estate securities at market value through its consolidated mutual funds, SC-US Real Estate Shares and SC-European Real Estate Shares. These securities have exposure to price risk. A hypothetical 10% change in quoted market prices would amount to a change of approximately $6.0 million in the recorded value of investments.

   Security Capital's 1999 combined equity in loss for SC-U.S. Realty and SC-Preferred Growth was $43.9 million. A hypothetical 10% change in the market value of SC-U.S. Realty's publicly traded investments and SC-Preferred Growth's investments would amount to a $68.9 million change in Security Capital's equity in earnings.

Item 8. Financial Statements and Supplementary Data

   Security Capital's Consolidated Balance Sheets as of December 31, 1999 and 1998, and its Consolidated Statements of Operations and Comprehensive Income, Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 1999, together with the report of Arthur Andersen LLP, independent public accountants, are included under Item 14 of this report and are incorporated herein by reference. Selected quarterly financial data is presented in Note 11 of the Notes to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

   Not applicable.

                                   PART III

Item 10. Directors and Executive Officers of the Registrant

   For information regarding the executive officers of Security Capital, see "Item 1. Business--Senior Executive Officers of Security Capital." The information regarding the directors of Security Capital is incorporated herein by reference to the description under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in Security Capital's definitive proxy statement for its 2000 annual meeting of shareholders (the "2000 Proxy Statement").

Item 11. Executive Compensation

   Incorporated herein by reference to the description under the captions "Election of Directors" and "Executive Compensation" in the 2000 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

   Incorporated herein by reference to the description under the caption "Principal Shareholders" in the 2000 Proxy Statement.

Item 13. Certain Relationships and Related Transactions

   Incorporated herein by reference to the description under the caption "Certain Relationships and Transactions" in the 2000 Proxy Statement.

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

   The following documents are filed as a part of this report:

     (a) Financial Statements and Schedules:

       1. Financial Statements:

         See Index to Financial Statements below, which is incorporated herein by reference.

       2. Financial Statement Schedules:

         Schedule I.

       All other schedules have been omitted since the required information is presented in the financial statements and the related notes or is not applicable.

       3. Exhibits:

         See Index to Exhibits, which is incorporated herein by reference.

     (b) Reports on Form 8-K: The following reports on Form 8-K were filed during the last quarter of the period covered by this report:

                                                               Item   Financial
                               Date                          Reported Statements
                               ----                          -------- ----------
      December 9, 1999......................................     5        No

     (c) Exhibits: The Exhibits required by Item 601 of Regulation S-K are listed in the Index to Exhibits, which is incorporated herein by reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Security Capital Group Incorporated

  Report of Independent Public Accountants................................  32

  Consolidated Balance Sheets as of December 31, 1999 and December 31,
   1998...................................................................  33

  Consolidated Statements of Operations and Comprehensive Income for the
   years ended
   December 31, 1999, 1998 and 1997.......................................  34

  Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1999, 1998 and 1997.......................................  36

  Consolidated Statements of Cash Flows for the years ended December 31,
   1999, 1998 and 1997....................................................  37

  Notes to Consolidated Financial Statements..............................  39


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Security Capital Group Incorporated:

   We have audited the accompanying consolidated balance sheets of Security Capital Group Incorporated (a Maryland Corporation) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule referred to below based on our audits. We did not audit the financial statements of Archstone Communities Trust, Security Capital EU Management Holdings and Security Capital U.S. Realty (prior to January 1, 1999), for which the accompanying statements reflect 21.3% and 35.9% of the total consolidated assets of Security Capital Group Incorporated and subsidiaries as of December 31, 1999 and 1998, respectively, and 26.7%, 42.6% and 44.6% of the total consolidated income in the consolidated statements of operations of Security Capital Group Incorporated and subsidiaries for each of the three years ended December 31, 1999, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Security Capital Group Incorporated and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois
March 23, 2000

                      SECURITY CAPITAL GROUP INCORPORATED
                                and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                       (In thousands, except share data)

                                                            December 31,
                                                        ----------------------
                        ASSETS                             1999        1998
                        ------                          ----------  ----------
Investments, at equity:
  Archstone Communities Trust.......................... $  826,957  $  827,977
  ProLogis Trust.......................................    591,449     623,715
  Security Capital European Realty.....................    419,039     380,539
  Security Capital Preferred Growth Incorporated.......     75,504      77,782
  Security Capital U.S. Realty.........................    746,449     791,562
  Strategic Hotel Capital Incorporated.................        --      370,197
                                                        ----------  ----------
                                                         2,659,398   3,071,772
                                                        ----------  ----------
Real estate, less accumulated depreciation.............  1,073,474   1,164,869
Investments in publicly traded real estate securities,
 at market value.......................................     59,971     117,878
                                                        ----------  ----------
    Total real estate investments......................  3,792,843   4,354,519
Cash and cash equivalents..............................     30,567      13,209
Other assets...........................................    133,741     142,629
                                                        ----------  ----------
    Total assets....................................... $3,957,151  $4,510,357
                                                        ==========  ==========

         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------
Liabilities:
  Lines of credit...................................... $  216,349  $  520,480
  Mortgage and construction notes payable..............    237,356     343,362
  Long-term debt.......................................    699,606     614,236
  Convertible debentures...............................    278,951     322,774
  Capital lease obligation.............................    140,854         --
  Accounts payable and accrued expenses................     96,300     118,152
  Deferred income taxes................................     12,225      35,656
                                                        ----------  ----------
    Total liabilities..................................  1,681,641   1,954,660
Minority interests.....................................     94,723     132,718
Shareholders' Equity:
  Class A Common Shares, $.01 par value; 20,000,000
   shares authorized; 1,218,411 and 1,487,109 shares
   issued and outstanding in 1999 and 1998,
   respectively........................................         12          15
  Class B Common Shares, $.01 par value; 229,537,385
   shares authorized; 52,695,620 and 47,628,481 shares
   issued and outstanding in 1999 and 1998,
   respectively........................................        527         476
  Series B Preferred Shares, $.01 par value; 257,642
   shares issued and outstanding in 1999 and 1998;
   stated liquidation preference of $1,000 per share...    257,642     257,642
  Additional paid-in capital...........................  2,308,274   2,416,123
  Accumulated other comprehensive income (loss)........    (12,020)      5,375
  Accumulated deficit..................................   (373,648)   (256,652)
                                                        ----------  ----------
    Total shareholders' equity.........................  2,180,787   2,422,979
                                                        ----------  ----------
    Total liabilities and shareholders' equity......... $3,957,151  $4,510,357
                                                        ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      SECURITY CAPITAL GROUP INCORPORATED
                                and Subsidiaries

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                     (In thousands, except per share data)

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1999       1998       1997
                                                ---------  ---------  --------
INCOME:
  Equity in earnings (loss) of:
    Archstone Communities Trust................ $  79,700  $  75,076  $ 45,587
    ProLogis Trust.............................    41,072     25,514     2,101
    Security Capital European Realty...........    (2,669)    (3,467)      --
    Security Capital Preferred Growth
     Incorporated..............................     2,888     (3,831)    6,175
    Security Capital U.S. Realty...............   (46,798)  (163,745)  120,113
    Strategic Hotel Capital Incorporated.......    11,247      9,593    (2,103)
  Realized capital gains (losses)..............     1,389    (12,582)    8,024
  Change in unrealized gain or loss on
   investments.................................    (1,114)   (13,785)   12,375
  Financial Services Division revenues from
   related parties.............................    88,045     93,850   105,941
  Other income, net............................     9,455     14,480    11,094
  Property revenue.............................   226,730    144,374    58,397
                                                ---------  ---------  --------
                                                  409,945    165,477   367,704
                                                ---------  ---------  --------
EXPENSES:
  Financial Services Division expenses.........    87,026     76,093    87,190
  General, administrative and other expenses...    56,349     62,774    54,940
  Depreciation and amortization................    44,915     37,419    15,319
  Interest expense.............................   133,454     82,203   104,434
  Property expenses............................   101,795     63,339    25,089
  Homestead special charge.....................    65,296        --        --
  Loss on sale of Strategic Hotel..............    55,245        --        --
                                                ---------  ---------  --------
                                                  544,080    321,828   286,972
                                                ---------  ---------  --------
Earnings (loss) from operations................  (134,135)  (156,351)   80,732
  Gain on sale of management companies.........       --         --     93,395
                                                ---------  ---------  --------
Earnings (loss) before income taxes, minority
 interest, extraordinary items and change in
 accounting principle..........................  (134,135)  (156,351)  174,127
                                                ---------  ---------  --------
Provision for income tax benefit (expense):
  Current......................................       785     (4,698)      --
  Deferred.....................................    14,064     54,488   (56,378)
                                                ---------  ---------  --------
Total income tax benefit (expense).............    14,849     49,790   (56,378)
  Minority interests in net (earnings) loss of
   subsidiaries................................    20,429      2,202    (1,170)
                                                ---------  ---------  --------
Earnings (loss) before extraordinary items and
 change in accounting principle................   (98,857)  (104,359)  116,579
  Extraordinary items--gain (loss) on early
   extinguishments of debt, net of minority
   interests of $5,849 in 1999 and $7,687 in
   1998........................................    16,032    (17,657)      --
  Change in accounting principle--cumulative
   effect on prior years of expensing costs of
   start-up activities, net of minority
   interest of $4,297..........................   (16,136)       --        --
                                                ---------  ---------  --------
Net earnings (loss)............................   (98,961)  (122,016)  116,579
  Less Preferred Share dividends...............   (18,035)   (35,088)  (10,425)
                                                ---------  ---------  --------
Net earnings (loss) attributable to common
 shares........................................ $(116,996) $(157,104) $106,154
                                                =========  =========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      SECURITY CAPITAL GROUP INCORPORATED
                                and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     AND COMPREHENSIVE INCOME--(Continued)

                     (In thousands, except per share data)

                                                   Year Ended December 31,
                                                 ------------------------------
                                                   1999       1998       1997
                                                 ---------  ---------  --------
Net earnings (loss) attributable to common
 shares......................................... $(116,996) $(157,104) $106,154
Other comprehensive income (loss):
  Foreign currency translation adjustments,
   common net...................................   (17,395)     5,375       --
                                                 ---------  ---------  --------
Comprehensive income (loss)..................... $(134,391) $(151,729) $106,154
                                                 =========  =========  ========
Weighted-average Class B common shares
 outstanding:
  Basic.........................................   119,255    121,325    76,577
                                                 =========  =========  ========
  Diluted.......................................   119,255    121,325    93,054
                                                 =========  =========  ========
Earnings (loss) per share:
  Basic earnings (loss) before extraordinary
   items and change in accounting principle..... $   (0.98) $   (1.15) $   1.39
  Extraordinary items--gain (loss) on early
   extinguishments of debt......................      0.13      (0.14)      --
  Change in accounting principle--cumulative
   effect of expensing costs of start-up
   activities...................................     (0.13)       --        --
                                                 ---------  ---------  --------
  Basic net earnings (loss) attributable to
   common shares................................ $   (0.98) $   (1.29) $   1.39
                                                 =========  =========  ========
  Diluted earnings (loss) before extraordinary
   items and change in accounting principle..... $   (0.98) $   (1.15) $   1.28
  Extraordinary items--gain (loss) on early
   extinguishments of debt......................      0.13      (0.14)      --
  Change in accounting principle--cumulative
   effect of expensing cost of start-up
   activities...................................     (0.13)       --        --
                                                 ---------  ---------  --------
  Diluted net earnings (loss) attributable to
   common shares................................ $   (0.98) $   (1.29) $   1.28
                                                 =========  =========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 Years Ended December 31, 1997, 1998 and 1999
                         (In thousands, except shares)

                             Common Stock                Preferred Stock
                  ------------------------------------   at Liquidation
                       Class A           Class B              Value                     Accumulated
                  ----------------- ------------------  ------------------ Additional      Other                     Total
                    Shares     Par    Shares      Par                       Paid-in    Comprehensive Accumulated Shareholders'
                  Outstanding Value Outstanding  Value  Series A  Series B  Capital       Income       Deficit      Equity
                  ----------- ----- -----------  -----  --------  -------- ----------  ------------- ----------- -------------
Balances at
December 31,
1996.............  1,209,009   $12         --    $--    $139,000  $    --  $  985,392    $    --      $(205,702)  $  918,702
 Issuance of
 Class A Shares,
 net.............    110,544     1         --     --         --        --     101,435         --            --       101,436
 Issuance of
 Class B Shares,
 initial public
 offering........        --    --   22,569,710    226        --        --     591,440         --            --       591,666
 Conversion of
 12% convertible
 debentures to
 Class A Shares..    684,349     7         --     --         --        --     757,747         --            --       757,754
 Issuance of
 warrants........        --    --          --     --         --        --      61,428         --            --        61,428
 Interest
 reinvestment
 plans...........      5,222   --          --     --         --        --       6,964         --            --         6,964
 Exercise of
 stock options
 and warrants....     36,477   --       57,831    --         --        --       4,543         --            --         4,543
 Income tax
 benefit from
 stock options
 exercised.......        --    --          --     --         --        --         226         --            --           226
 Net earnings....        --    --          --     --         --        --         --          --        116,579      116,579
 Series A
 Preferred Share
 dividends.......        --    --          --     --         --        --         --          --        (10,425)     (10,425)
                   ---------   ---  ----------   ----   --------  -------- ----------    --------     ---------   ----------
Balances at
December 31,
1997.............  2,045,601   $20  22,627,541   $226   $139,000  $    --  $2,509,175    $    --      $ (99,548)  $2,548,873
 Conversion of
 Class A Shares
 to Class B
 Shares..........   (565,040)   (5) 28,251,899    283        --        --        (278)        --            --           --
 Exercise of
 stock options
 and warrants....      1,488   --       34,849    --         --        --       1,918         --            --         1,918
 Issuance of
 Series B
 Preferred
 Shares..........        --    --   (3,296,640)   (33)  (139,000)  257,642    (98,766)        --        (19,843)         --
 Conversion of
 2016 Convertible
 Debentures to
 Class B Shares..        --    --       10,832    --         --        --         250         --            --           250
 Issuance of
 Class A Shares,
 net.............      5,060   --          --     --         --        --       4,318         --            --         4,318
 Cost of raising
 capital.........        --    --          --     --         --        --        (494)        --            --          (494)
 Net loss........        --    --          --     --         --        --         --          --       (122,016)    (122,016)
 Series B
 Preferred Share
 dividends.......        --    --          --     --         --        --         --          --        (15,245)     (15,245)
 Foreign currency
 translation
 adjustments,
 common net......        --    --          --     --         --        --         --        5,375           --         5,375
                   ---------   ---  ----------   ----   --------  -------- ----------    --------     ---------   ----------
Balances at
December 31,
1998.............  1,487,109   $15  47,628,481   $476   $    --   $257,642 $2,416,123    $  5,375     $(256,652)  $2,422,979
 Conversion of
 Class A Shares
 to
 Class B Shares..   (207,867)   (2) 10,393,335    104        --        --        (102)        --            --           --
 Conversion of
 2016 Convertible
 Debentures......         43   --      260,953      3        --        --       6,070         --            --         6,073
 Share repurchase
 program.........    (69,705)   (1) (5,601,547)   (56)       --        --    (119,205)        --            --      (119,262)
 Issuance of
 Shares, net.....      8,831   --       14,398    --         --        --       5,388         --            --         5,388
 Net loss........        --    --          --     --         --        --         --          --        (98,961)     (98,961)
 Series B
 Preferred Share
 dividends.......        --    --          --     --         --        --         --          --        (18,035)     (18,035)
 Foreign currency
 translation
 adjustments,
 common net......        --    --          --     --         --        --         --      (17,395)          --       (17,395)
                   ---------   ---  ----------   ----   --------  -------- ----------    --------     ---------   ----------
Balances at
December 31,
1999.............  1,218,411   $12  52,695,620   $527   $    --   $257,642 $2,308,274    $(12,020)    $(373,648)  $2,180,787
                   =========   ===  ==========   ====   ========  ======== ==========    ========     =========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      SECURITY CAPITAL GROUP INCORPORATED
                                and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                 Year Ended December 31,
                                            -----------------------------------
                                              1999        1998         1997
                                            ---------  -----------  -----------
Operating Activities:
 Net earnings (loss)....................... $ (98,961) $  (122,016) $   116,579
 Adjustments to reconcile net earnings
  (loss) to cash flows provided by
  operating activities:
   Loss on sale of Strategic Hotel.........    55,245          --           --
   Homestead special charge................    51,587          --           --
   Deferred income tax expense (benefit)...   (14,064)     (54,488)      56,378
   Minority interests......................   (20,429)      (2,202)       1,170
   Extraordinary items--(gain) loss on
    early extinguishments of debt, net of
    minority interests.....................   (16,032)      17,657          --
   Cumulative effect on prior years of
    expensing costs of start-up activities,
    net of minority interests..............    16,136          --           --
   Equity in (earnings) loss of
    unconsolidated investees...............   (78,899)      71,950     (170,576)
   Distributions from unconsolidated
    investees..............................   150,756      144,757      110,082
   Change in unrealized gain or loss on
    investments............................     1,114       13,785      (12,375)
   Depreciation and amortization...........    44,915       37,419       15,319
   Gain on sale of management companies....       --           --       (93,395)
   Other...................................     9,953        5,946       18,353
 Increase in other assets..................      (153)     (24,215)     (13,886)
 Increase (decrease) in accounts payable
  and accrued expenses.....................     6,649       52,135         (383)
                                            ---------  -----------  -----------
     Net cash flows provided by operating
      activities...........................   107,817      140,728       27,266
                                            ---------  -----------  -----------
Investing Activities:
 Real estate investments...................  (137,111)    (487,447)    (395,896)
 Proceeds from sale of land................    72,995          --           --
 Redemptions from (investments in):
   ProLogis Trust..........................       --           --       (75,002)
   Security Capital U.S. Realty............    (1,686)     (45,726)    (273,042)
   Security Capital European Realty........   (64,805)    (375,265)         --
   Strategic Hotel Capital Incorporated....   329,451     (175,000)    (200,000)
   Security Capital Preferred Growth
    Incorporated...........................       --       (25,000)     (54,850)
   Publicly traded real estate securities,
    net....................................    55,945          228     (106,163)
   Homestead Village Incorporated warrants.                    --       (26,682)
 Other.....................................       608       (8,727)     (29,490)
                                            ---------  -----------  -----------
     Net cash flows provided by (used in)
      investing activities.................   255,397   (1,116,937)  (1,161,125)
                                            ---------  -----------  -----------
Financing Activities:
 Proceeds from lines of credit.............   478,830    1,359,878      532,308
 Payments on lines of credit...............  (782,961)  (1,012,206)    (393,500)
 Proceeds from long-term debt offerings....    85,317      614,236          --
 Proceeds from unsecured note and mortgage
  notes payable............................    16,022      163,041      191,750
 Payments on mortgage notes and capital
  leases...................................  (126,174)    (122,028)         --
 Proceeds from issuance of convertible
  debt.....................................       --           --        98,729
 Extinguishments of debt...................   (27,428)     (25,344)         (72)
 Proceeds from issuance of common shares,
  net......................................     5,880        5,656      691,043
 Repurchase of common shares...............  (119,754)         --           --
 Proceeds from issuance of common shares
  to minority interest holders.............    25,296       30,911       18,346
 Sale of real estate, net..................   127,360          --           --
 Preferred dividends paid..................   (18,035)     (15,245)     (10,425)
 Debt issuance costs.......................    (7,278)     (20,543)      (2,409)
 Other.....................................    (2,931)        (392)         220
                                            ---------  -----------  -----------
     Net cash flows provided by (used in)
      financing activities.................  (345,856)     977,964    1,125,990
                                            ---------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents...............................    17,358        1,755       (7,869)
Cash and cash equivalents, beginning of
 year......................................    13,209       11,454       19,323
                                            ---------  -----------  -----------
Cash and cash equivalents, end of year..... $  30,567  $    13,209  $    11,454
                                            =========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      SECURITY CAPITAL GROUP INCORPORATED
                                and Subsidiaries

               CONSOLIDATED STATEMENTS OF CASH FLOWS--(Continued)

                                 (In thousands)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1999     1998      1997
                                                   -------- --------  --------
Non-Cash Investing and Financing Activities:
 Receipt of Security Capital European Realty
  shares in satisfaction of indebtedness.......... $    --  $ 70,772  $    --
                                                   ======== ========  ========
 Issuance of Series B Preferred Shares:
   Series B Preferred Shares issued............... $    --  $257,642  $    --
   Series A Preferred Shares retired..............      --  (139,000)      --
   Fair value of Class B Shares retired...........      --   (98,799)      --
   Series A Preferred dividend recorded...........      --   (19,843)      --
                                                   -------- --------  --------
                                                   $    --  $    --   $    --
                                                   ======== ========  ========
 Shares issued to acquire SCGPB Incorporated...... $    --  $    --   $ (6,600)
                                                   ======== ========  ========
 Shares received from Archstone in exchange for
  management companies............................ $    --  $    --   $ 75,838
                                                   ======== ========  ========
 Shares received from ProLogis in exchange for
  management companies............................ $    --  $    --   $ 81,871
                                                   ======== ========  ========
 Issuance of warrants to Atlantic shareholders.... $    --  $    --   $ 11,530
                                                   ======== ========  ========
 Issuance of common stock under debenture
  interest reinvestment plans..................... $    --  $    --   $  6,964
                                                   ======== ========  ========
 Conversion of 2014 and 2016 Convertible
  Debentures...................................... $  6,073 $    250  $757,754
                                                   ======== ========  ========
 Increase in property and equipment and
  development cost payable........................ $    --  $ 12,250  $ 22,752
                                                   ======== ========  ========
 Increase in property and equipment and lease
  obligation from capital lease................... $145,000 $    --   $    --
                                                   ======== ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business and Summary of Significant Accounting Policies

 Business:

   Security Capital Group Incorporated ("Security Capital") is a global real estate research, investment and operating management company. Its strategy is to create the optimal organization to hold significant ownership positions in real estate operating companies that generate substantial internal growth and third-party service income and are able to become market leaders by creating brand value. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate investment trusts ("REITs") and real estate operating companies. The Capital Division generates earnings principally from its ownership of these affiliates (see note 2). The Financial Services Division generates fees principally from capital management and capital markets activities. In addition, corporate services and research services are provided which enable Security Capital and its affiliates to consolidate certain activities for economies of scale. Security Capital is a Maryland corporation.

 Restatement of prior period results:

   In the fourth quarter of 1999, the Board of Directors of Security Capital European Realty ("SC-European Realty") approved a change in operating strategy by determining to retain, in general, at least an 80% interest in its investees and by becoming more active in the day to day operations of its investees.

   As a result of this change in strategy, SC-European Realty has changed its basis of accounting from fair value accounting to historical cost accounting. Fair value accounting requires that investments be marked to their fair value and unrealized gains and losses be recognized as a component of net income. Historical cost accounting requires that the operations of investments that are owned greater than 50% be consolidated on the historical cost basis and operations of investments that are owned between 20% and 50% be reported using the equity method of accounting based on the historical cost basis financial statements of the investee. Under generally accepted accounting principles ("GAAP"), such a change in accounting requires a restatement of all prior periods so that the results of those periods are reported as if this change had been made retroactive to the entity's inception. SC-European Realty was established in 1998; therefore, Security Capital has restated its 1998 consolidated financial statements and the first three quarters of its 1999 consolidated financial statements.

   Security Capital accounts for its investment in SC-European Realty by the equity method. The impact of this restatement on Security Capital's financial statements for the year ended and as of December 31, 1998, is as follows:

                                                        As Previously
                                                          Reported    Restated
                                                        ------------- ---------
      Consolidated Balance Sheet:
        Investment in SC-European Realty, at equity....   $ 379,971   $ 380,539
      Consolidated Statement of Operations and
       Comprehensive Income:
        Equity in earnings of SC-European Realty.......   $   4,234   $  (3,467)
        Deferred income tax benefit....................      51,793      54,488
        Net loss attributable to common shares.........    (152,098)   (157,104)
        Comprehensive loss.............................    (152,098)   (151,729)
      Basic and diluted loss per share:
        Loss before extraordinary items................   $   (1.10)  $   (1.15)
        Loss attributable to common shares.............   $   (1.25)  $   (1.29)

   See note 11 for the impact on the selected quarterly financial data.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Principles of Financial Presentation:

   The accompanying consolidated financial statements include the results of Security Capital, its wholly owned Financial Services Division subsidiaries and its majority-owned Capital Division investees, which include BelmontCorp ("Belmont"), Homestead Village Incorporated ("Homestead"), Security Capital European Real Estate Shares ("SC-European Real Estate Shares") and Security Capital U.S. Real Estate Shares ("SC-US Real Estate Shares"). All significant intercompany accounts and transactions have been eliminated in consolidation. At December 31, 1999, minority interest relates mainly to Homestead and SC-US Real Estate Shares.

   Security Capital accounts for its 20% or greater (but not more than 50%) owned investees, and those over which it has substantial influence as the manager or advisor, by the equity method. For an investee accounted for under the equity method, Security Capital's share of net earnings or losses of the investee is reflected in income as earned and dividends reduce the investment as received.

   Two of Security Capital's equity method investees, Security Capital Preferred Growth Incorporated ("SC-Preferred Growth") and Security Capital U.S. Realty ("SC-U.S. Realty") and two of Security Capital's majority-owned investees, SC-European Real Estate Shares and SC-US Real Estate Shares, account for their investments at fair value in accordance with the specialized industry accounting rules prescribed by the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies. Under fair value accounting, unrealized gains or losses are determined by comparing the fair value of the securities held to the cost of such securities. Unrealized gains or losses relating to changes in the fair values of SC-Preferred Growth's and SC-U.S. Realty's investments are reported as a component of their net earnings.

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

   Certain amounts in the 1998 and 1997 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform to the 1999 presentation.

 Cash and Cash Equivalents:

   Security Capital considers all cash on hand, demand deposits with financial institutions, and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

 Real Estate and Depreciation:

   Real estate, which is comprised of real estate assets owned by Homestead and Belmont, is carried at cost, which is not in excess of net realizable value. Costs directly related to land acquisition, and development or renovation of real estate are capitalized. Costs incurred in connection with the pursuit of unsuccessful acquisitions or developments are expensed at the time the pursuit is abandoned.

   Repairs and maintenance are expensed as incurred. Renovations and improvements are capitalized and depreciated over their estimated useful lives.

   Depreciation is computed over the expected useful lives of depreciable property on a straight-line basis. Properties are depreciated principally over the useful lives of 20 to 40 years for buildings and improvements and 2 to 10 years for furnishings and other equipment.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Capitalized Interest:

   Security Capital capitalizes interest as part of the cost of real estate projects under development by its consolidated subsidiaries.

 Deferred Loan Fees:

   Costs incurred in connection with the issuance or renewal of debt are capitalized, included with other assets and amortized over the term of the related loan (issuance costs) or twelve months (renewal costs).

 Revenue Recognition:

   Rental, fee and interest income are recorded on the accrual method of accounting. A provision for possible loss is made when collection of receivables is considered doubtful.

 Comprehensive Income:

   Security Capital has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is the total of net earnings attributable to common shares and other comprehensive income. Other comprehensive income for Security Capital and its equity method investees consists of foreign currency translation adjustments, which have been recorded as a component of equity pursuant to Statement of Financial Accounting Standards No. 52.

   Security Capital's consolidated subsidiaries and Security Capital's share of ProLogis Trust ("ProLogis") and SC-European Realty operations whose functional currency is not the U.S. dollar, translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect as of the financial statement date. Income statement accounts are translated using the average exchange rate for the period. Gains and losses resulting from the translation are included in accumulated other comprehensive income as a separate component of shareholders' equity.

 Recent Accounting Pronouncements:

   In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued which established standards for the accounting and reporting of derivative instruments. Management is still evaluating the effects this standard will have on Security Capital's consolidated financial position, results of operation or financial statement disclosures.

 Interest Rate Contracts:

   In 1998, Security Capital utilized various interest rate contracts to hedge interest rate risk on anticipated debt offerings. These anticipatory hedges were designated, and effective, as hedges of identified debt issuances which had a high probability of occurring. Gains and losses resulting from changes in the market value of these contracts were deferred and amortized into interest expense over the life of the related debt issuance.

 Employee Stock Based Compensation:

   Security Capital has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") and continues to apply the accounting provisions of ABP Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as allowed under SFAS 123, making the proforma

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

fair value disclosures required by SFAS 123. In accordance with APB 25, total proforma compensation cost is measured by the difference between the quoted market price of stock at the date of grant or award and the price, if any, to be paid by an employee, and is recognized as expense over the period the employee performs the related services.

(2) Real Estate Investments

   Security Capital holds the following investments at December 31, 1999 and 1998:

                                                                                   Security Capital's Net
                                                                                        Investments
                                                                   % Ownership     (Redemptions) for the
                                                                      as of              Year Ended
                                                                   December 31,         December 31,
                                                                   ------------- ---------------------------
       Investment                      Type of Entity              1999    1998      1999           1998
       ----------                      --------------              ------ ------ -------------  ------------
EQUITY-METHOD INVESTEES:

Archstone Communities     Apartment REIT                            39.2%  38.1% $         --   $         --
 Trust                    (publicly traded)
 ("Archstone") (a)

ProLogis Trust (b)        Industrial REIT                           30.8%  40.4%           --             --
                          (publicly traded)

SC--European Realty (c)   Global real estate investments            34.6%  34.6%    64,805,000   375,737,000
                          (private entity)

SC--Preferred Growth      Convertible security investments in real   9.3%   9.8%           --     25,000,000
                          estate companies (private REIT)

SC-U.S. Realty            U.S. real estate investments              39.6%  35.0%     1,686,000    45,726,000
                          (publicly traded)

Strategic Hotel Capital   Luxury and upscale hotels                  --    30.4%  (329,451,000)  175,000,000
 Incorporated (d)         (private entity)
 ("Strategic Hotel")

CONSOLIDATED INVESTEES:

Belmont (e)               Senior assisted living                     100%   100%    37,802,000    30,487,000
                          (private entity)

Homestead (f)             Extended-stay lodging                     87.0%  69.8%   213,810,000   129,108,000
                          (publicly traded)

SC-European Real Estate   European real estate securities fund      99.4%  99.9%    (6,500,000)    1,000,000
 Shares                   (mutual fund)

SC--U.S. Real Estate      U.S. real estate securities fund          51.6%  89.9%   (58,500,000)   (9,500,000)
 Shares                   (mutual fund)

--------
(a) In July 1998 Security Capital Pacific Trust and Security Capital Atlantic Incorporated ("Atlantic") merged to form Archstone Communities Trust. Security Capital continues to be Archstone's largest shareholder.
(b) On March 30, 1999, ProLogis merged with Meridian Industrial Trust, Inc. Security Capital continues to be ProLogis' largest shareholder.
(c) SC-European Realty was formed in 1998. In April 1998, SC-European Realty completed a $1,500,000,000 equity subscription offering, of which Security Capital and its subsidiaries subscribed for $518,258,000 of common shares.
(d) On September 10, 1999, Security Capital sold its entire ownership position in Strategic Hotel for proceeds of approximately $329,000,000. See note 14 for further discussion.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(e) As of December 31, 1999, $76,097,000 had been funded by Security Capital to Belmont and an additional $31,903,000 of unfunded commitments remained.
(f) In May 1999, Security Capital invested $213,810,000 in Homestead through participation in a common stock rights offering.

   Security Capital received dividends and interest (Strategic Hotel only) from its investees for the years ended December 31, 1999, 1998 and 1997, as follows (in thousands, except per share amounts):

                                                        Dividends Received
                                                    ---------------------------
                                                      1999      1998     1997
                                                    --------- -------- --------
      Dividends:
        Archstone/Atlantic (a)..................... $  80,720 $ 78,674 $ 71,191
        ProLogis...................................    64,870   61,876   47,090
        SC-European Real Estate Shares.............       463       26      --
        SC-Preferred Growth........................     5,166    4,207      204
        SC-US Real Estate Shares...................     2,149    7,098    9,600
                                                    --------- -------- --------
                                                      153,368  151,881  128,085
                                                    --------- -------- --------
      Interest:
        Strategic Hotel (b)........................     6,541   11,090    1,297
                                                    --------- -------- --------
                                                    $ 159,909 $162,971 $129,382
                                                    ========= ======== ========

                                                        Dividend Amount Per
                                                          Investee Share
                                                    ---------------------------
                                                      1999      1998     1997
                                                    --------- -------- --------
      Archstone.................................... $  1.4800 $ 1.3900 $ 1.3000
      Atlantic (a).................................       --    0.8000   1.5600
      ProLogis.....................................    1.3000   1.2399   1.0628
      SC-European Real Estate Shares...............    0.4463   0.0440      --
      SC-Preferred Growth..........................    1.3125   1.1000   0.2000
      SC-US Real Estate Shares.....................    0.5129   0.7521   0.9955

--------
(a) Atlantic merged into Archstone in July 1998.
(b) Includes deferred interest income from Strategic Hotel of $3,041 and $5,469 for the years ended December 31, 1999 and 1998, respectively. See note 14 for discussion of the sale of Strategic Hotel.

                      SECURITY CAPITAL GROUP INCORPORATED
                                and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following summarizes real estate investments of Security Capital's consolidated investees as of December 31, 1999 and 1998 (in thousands):

                                                             1999       1998
                                                          ---------- ----------
      Extended-stay lodging properties (Homestead):
        Operating properties............................. $  901,558 $  939,107
        Properties under capital lease...................    145,000        --
        Developments under construction..................        --     110,891
        Developments in planning.........................        --     126,054
        Land held for sale...............................     22,960      4,332
                                                          ---------- ----------
          Total real estate, at cost.....................  1,069,518  1,180,384
          Less accumulated depreciation..................     72,008     48,783
                                                          ---------- ----------
            Subtotal.....................................    997,510  1,131,601
                                                          ---------- ----------
      Senior assisted living properties (Belmont):
        Operating properties.............................     40,814     15,054
        Developments under construction..................     20,144     13,565
        Developments in planning.........................     14,467      2,712
        Land held for future development.................      1,265      1,320
        Land held for sale...............................        --         650
                                                          ---------- ----------
          Total real estate, at cost.....................     76,690     33,301
          Less accumulated depreciation..................        726         33
                                                          ---------- ----------
            Subtotal.....................................     75,964     33,268
                                                          ---------- ----------
      Total real estate.................................. $1,073,474 $1,164,869
                                                          ========== ==========

   Presented below is summarized financial information for Security Capital's equity-method investees as of December 31, 1999 and 1998 and for the years ending December 31, 1999, 1998 and 1997 (in thousands):

                                      Archstone                 Atlantic(a)
                           -------------------------------- -------------------
                              1999       1998       1997      1998      1997
                           ---------- ---------- ---------- -------- ----------
Total assets.............. $5,302,437 $5,059,898 $2,805,686 $    --  $1,441,411
Total liabilities.........  2,679,628  2,410,114  1,265,250      --     550,430
Minority interest.........     55,303     21,459        --       --         --
Shareholders' equity......  2,567,506  2,628,325  1,540,436      --     890,981
Revenues..................    666,872    513,645    355,662  101,532    175,157
Net earnings before
 extraordinary items and
 change in accounting
 principles...............    229,372    199,457     72,918   26,175     52,723
Net earnings attributable
 to common shares.........    204,528    177,022     53,534   24,019     51,154
Security Capital share of
 net earnings.............     79,700     63,078     18,849   11,998     26,738

                                      ProLogis                   Strategic Hotel(b)
                          -------------------------------- -------------------------------
                             1999       1998       1997      1999      1998        1997
                          ---------- ---------- ---------- -------- ----------  ----------
Total assets............  $5,848,040 $4,330,729 $3,033,953 $    --  $2,135,294  $1,018,292
Total liabilities.......   2,832,232  2,023,066  1,003,912      --   1,206,855     638,013
Minority interest.......      62,072     51,295     53,304      --     267,198     108,030
Shareholders' equity....   2,953,736  2,256,368  1,976,737      --     661,241     272,249
Revenues................     567,171    372,795    296,118  350,133    547,388      72,000
Net earnings (loss)
 before extraordinary
 items and change in
 accounting principles..     182,274    111,329     39,749   15,462     (4,586)    (12,576)
Net earnings (loss)
 attributable to common
 shares.................     123,999     62,231      4,431   15,462     (4,586)    (12,576)
Security Capital share
 of net earnings (loss).      41,072     25,514      2,101    4,706     (1,497)     (3,400)
Security Capital
 interest income from
 affiliate..............         --         --         --     6,541     11,090       1,297

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                         SC-European Realty(c)      SC-Preferred Growth                SC-U.S. Realty
                         ----------------------  ---------------------------- ----------------------------------
                            1999        1998       1999      1998      1997      1999        1998        1997
                         ----------  ----------  --------  --------  -------- ----------  ----------  ----------
Total assets............ $1,904,712  $1,650,897  $881,391  $840,243  $597,747 $2,530,886  $2,873,627  $2,901,821
Total liabilities.......    673,593     542,681    68,461    18,114    52,836    636,008     647,243     143,400
Minority interest.......     34,527      22,843       --        --        --         --          --          --
Shareholders' equity....  1,196,592   1,085,373   812,930   822,129   544,911  1,894,878   2,226,384   2,758,421
Revenues................    120,393      56,953       --        --        --         --          --          --
Net loss before change
 in accounting princi-
 ple....................     (7,737)    (10,046)      --        --        --         --          --          --
Net investment income
 (loss).................        --          --     53,767    35,238     1,482     70,992      77,899      60,308
Realized gains (losses)
 on investments.........        --          --    (16,337)      --        --     (65,587)     32,878      41,073
Increase (decrease) in
 market value of
 investments............        --          --     (7,103)  (66,618)   49,866   (152,693)   (642,372)    264,974
Adjusted net earnings
 (loss)(d)..............     (8,655)    (10,046)   30,327   (31,380)   51,348   (126,823)   (482,840)    366,355
Security Capital share
 of adjusted net earn-
 ings (loss)............     (2,669)     (3,467)    2,888    (3,831)    6,175    (46,798)   (163,745)    120,113

--------
(a) Atlantic merged into Archstone in July 1998.
(b) Subsequent to the second quarter of 1999, Security Capital no longer recorded equity in earnings from Strategic Hotel as a result of the write-down in carrying value to net sales value as of June 28, 1999. Therefore, the 1999 summarized earnings results only include Strategic Hotel through June 28, 1999.
(c) SC-European Realty was formed in 1998. 1998 amounts have been restated as discussed in note 1.
(d) SC-U.S. Realty's earnings are adjusted to exclude their unrealized gains and losses in Security Capital securities.

(3) Financial Services Division

   Security Capital's Financial Services Division earns fee income from providing the services described below. Such services are furnished primarily to affiliates.

 Capital Management Services

   The Global Capital Management Group provides oversight, guidance and/or management to various entities which own real estate securities on strategic, intermediate-term or short-term bases. Customers include managed entities such as SC-U.S. Realty, SC-European Realty and SC-Preferred Growth, and open-end entities, including the company's various mutual funds as well as third-party accounts.

   Operating Advisors

   Financial Services Division subsidiaries domiciled in Luxembourg advise on all investment and operational activities of SC-U.S. Realty and SC-European Realty. The advisors are paid an operating advisor fee of 1.25% of average monthly investments at fair value (other than liquid short-term investments and investments in Security Capital).

   Management Company

   A U.S. subsidiary manages SC-Preferred Growth (a REIT), SC-US Real Estate Shares and SC-European Real Estate Shares, which are open-end mutual funds, as well as separate accounts. The management fees earned by this subsidiary range from 0.45% (plus performance incentives) to 1.12% of the fair value of the average assets under management.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Capital Markets Services

   The Capital Markets Group provides capital markets services, mainly through private placement offerings, for affiliated companies.

 Corporate Services

   The Corporate Services Group provides information systems and related processing, administrative and accounting services to affiliates for negotiated fees under administrative services agreements. As a result, Security Capital and certain of its operating affiliates realize the benefits of economies of scale by consolidating several high-volume processing activities in a centralized operations center. In addition, operating affiliates in a start-up mode have access to proven and efficient critical services.

 Real Estate Research Services

   The Real Estate Research Group conducts proprietary real estate research and provides analysis of long-term market conditions and short-term trends to Security Capital's affiliates.

 Formerly Owned REIT Managers and Property Managers

   Prior to September 1997, certain Security Capital Financial Services Division subsidiaries managed the operations ("REIT Managers") and provided property management services ("Property Managers") to various REITs (Archstone, Atlantic and ProLogis) in which Security Capital was a significant owner. Each REIT Manager was paid a REIT management fee based on 16% of cash flow, as defined, of the REIT. Property management fees were at market rates and were paid separately to Security Capital's property management subsidiaries. Effective September 9, 1997, Security Capital exchanged the REIT Managers and Property Managers for additional common shares of Archstone (3,295,533 shares), Atlantic (2,306,591 shares) and ProLogis (3,692,024 shares) and recorded a gain of $93,395,000.

   Financial Services Division revenues for the years ended December 31, 1999, 1998 and 1997, were earned from the following sources (in thousands):

                                                    1999      1998      1997
                                                  --------  --------  --------
      Capital Markets Group...................... $ 23,163  $ 31,091  $ 13,397
      Corporate Services Group...................   17,697    17,644     5,334
      Global Capital Management Group............   57,264    49,199    26,210
      Real Estate Research Group.................    1,134     1,461       840
      Property management........................      --        --     23,785
      REIT management............................      --        --     39,379
                                                  --------  --------  --------
          Total Financial Services Division
           revenues..............................   99,258    99,395   108,945
      Less amounts eliminated in consolidation...  (11,213)   (5,545)   (3,004)
                                                  --------  --------  --------
      Consolidated Financial Services Division
       revenue from related parties.............. $ 88,045  $ 93,850  $105,941
                                                  ========  ========  ========

(4) Segment Reporting

   Earnings before depreciation, amortization and deferred taxes, or "EBDADT," is considered by management to be an additional measure of operating performance for Security Capital and its affiliates, supplementing net earnings as measured by GAAP. For EBDADT purposes, all investees (including consolidated

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

investees) are accounted for on the equity method. In general, EBDADT is defined for Security Capital and its consolidated and equity-method investees as follows:

   Net earnings before affiliate extraordinary items plus or minus:

     Plus Real estate depreciation (depreciation will not be added back for non-real estate assets whose value is declining over time)

     Plus       Amortization of real estate related non-cash items

     Plus EBDADT, net of dividends received, of SC-U.S. Realty from its strategic investees

     Plus       Other non-cash, non-recurring expenses

     Plus/Minus Deferred tax expense (benefit)

     Plus/Minus Losses (gains) on the disposition of depreciated real estate

     Plus/Minus Unrealized losses (gains) on non-strategic investments

   With respect to Security Capital investees in which Security Capital has less than a 20% interest, and does not have the ability to significantly influence management, Security Capital includes only dividends or interest received in its EBDADT. SC-U.S. Realty and SC-European Realty use the same approach for investees in which they own less than 20%.

   The EBDADT measure presented by Security Capital will not be comparable with other entities that do not compute EBDADT in a manner consistent with Security Capital.

   Security Capital operates its business based on two reportable segments. These segments are managed separately due to the nature of their operations. The first segment, the Capital Division, records revenues by reporting its pro-rata share of its investees' EBDADT and the second segment, the Financial Services Division, records revenues based on the services provided to its customers and includes all revenues received from affiliates. These segments are described in notes 2 and 3 above.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Presented below is a Statement of EBDADT by reportable segment for the years ended December 31, 1999, 1998 and 1997 (in thousands).

                                                     1999      1998    1997(2)
                                                   --------  --------  --------
      Capital Division:
        Equity in Investees' EBDADT............... $346,959  $306,273  $205,982
        Interest and other income.................    3,596     2,238     4,085
                                                   --------  --------  --------
                                                    350,555   308,511   210,067
                                                   --------  --------  --------
        Operating expenses(1).....................   29,538    36,347    27,375
        Interest expense(2).......................   82,303    59,220    27,248
        Current income tax (benefit) expense......   (2,063)    2,997       --
        Convertible preferred share dividends.....   18,035    15,245    10,425
                                                   --------  --------  --------
          Capital Division EBDADT(3)..............  222,742   194,702   145,019
                                                   --------  --------  --------
      Financial Services Division:
        Revenues..................................   99,258    99,395    53,411
        Operating expenses(1).....................   82,476    70,111    35,512
        Current income tax expense................    1,278     1,701       575
                                                   --------  --------  --------
          Financial Services Division EBDADT......   15,504    27,583    17,324
                                                   --------  --------  --------
      EBDADT before special items.................  238,246   222,285   162,343
        Realized gains (losses)(4)................  (25,826)     (409)   21,724
        Special charges(5)........................  (45,581)   (8,449)      --
        Loss on sale of Strategic Hotel...........  (55,288)      --        --
        Gain on retirement of debentures, net of
         tax......................................   10,942       --        --
                                                   --------  --------  --------
      EBDADT...................................... $122,493  $213,427  $184,067
                                                   ========  ========  ========

--------
(1) Included in operating expenses are allocations of general and administrative expenses to each division based on revenues. Prior to such allocation, Capital Division expenses were $8,965 in 1999, $7,029 in 1998 and $3,174 in 1997, Financial Services Division expenses were $75,754 in 1999, $74,416 in 1998 and $43,974 in 1997 and general and administrative expenses were $27,295 in 1999, $25,013 in 1998 and $15,739 in 1997.
(2) The 1997 EBDADT information reflects pro forma data assuming the September 9, 1997, exchange of Security Capital's REIT management and property management companies for common shares of ProLogis and Archstone occurred as of the beginning of 1997 and excluding interest expense on the 12% convertible subordinated debentures due 2014, as they were converted to common stock prior to December 31, 1997.
(3) For purposes of calculating Capital Division EBDADT, Security Capital applies all interest expense, preferred share dividends and similar charges for invested capital to the Capital Division. Capital Division operating expenses include the direct costs of personnel assigned to the Capital Division plus a proportionate share of general and administrative costs based on revenues.
(4) Includes $24,201 for the year ended December 31, 1999, of realized losses related to intermediate-term investments of SC-U.S. Realty.
(5) The special charges relate to land write-downs and personnel and overhead reductions.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Presented below is a reconciliation of net earnings (loss) to EBDADT for the years ended December 31, 1999, 1998 and 1997 (in thousands):

                                                 1999       1998       1997
                                               ---------  ---------  ---------
      Net earnings (loss) attributable to
       common shares.......................... $(116,996) $(157,104) $ 106,154
      Investee reconciling items:
        Real estate depreciation..............   187,796    162,476     76,307
        Gain on sale of undepreciated real
         estate...............................   (36,971)   (25,503)   (20,912)
        Unrealized (gains) losses.............    59,564    220,612   (104,730)
        Loss on sale of management companies..       --         --      62,042
        EBDADT, net of dividends from Strate-
         gic Investees of SC-U.S. Realty......    28,906     18,694      9,015
        Interest rate hedge expense...........       309     13,642        --
        Loss on extinguishment of debt........       434     17,657        --
        Other.................................     1,373     (2,199)     6,430
                                               ---------  ---------  ---------
                                                 241,411    405,379     28,152
                                               =========  =========  =========
      Security Capital reconciling items:
        Deferred tax (benefit) expense........   (14,064)   (54,488)    56,378
        Change in accounting principle........    16,136        --         --
        Extraordinary gain on extinguishment
         of debt..............................    (5,090)       --         --
        Convertible debenture interest
         expense..............................       --         --      74,965
        Non-cash preferred share dividends....       --      19,843        --
        Gain on sale of management companies..       --         --     (93,395)
        Pro forma effect of the sale of the
         REIT and property management compa-
         nies.................................       --         --      11,813
        Other.................................     1,096       (203)       --
                                               ---------  ---------  ---------
                                                 (1,922)    (34,848)    49,761
                                               ---------  ---------  ---------
          Total EBDADT........................ $ 122,493  $ 213,427  $ 184,067
                                               =========  =========  =========

   Presented below is a reconciliation of assets at fair value to assets presented in accordance with GAAP as of December 31, 1999 and 1998 (in thousands):

                                                           1999        1998
                                                        ----------  ----------
      Capital Division Assets at fair value (1)........ $3,481,013  $3,973,091
        Excess of assets at fair value over
         unconsolidated GAAP assets....................    (94,400)   (300,139)
        Consolidation of Homestead, Belmont and mutual
         funds.........................................    590,581     847,584
        Proceeds from assumed exercise of options and
         warrants (2)..................................    (20,043)    (10,179)
                                                        ----------  ----------
          GAAP Assets.................................. $3,957,151  $4,510,357
                                                        ==========  ==========

--------
(1) For internal management purposes, Security Capital values its Capital Division assets at fair value and does not allocate a value to the Financial Services Division.
(2) Includes only those options and warrants whose exercise price is equal to or less than market value as of these dates.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(5) Indebtedness

 Lines of Credit:

   A summary of the lines of credit borrowings as of and for the years ended December 31, 1999 and 1998, is as follows (dollar amounts in thousands):

                                    1999                            1998
                         -----------------------------  -------------------------------
                         Security                       Security
                         Capital   Homestead  Combined  Capital   Homestead   Combined
                         --------  ---------  --------  --------  ---------  ----------
Total lines of credit... $470,000  $170,000   $640,000  $650,000  $400,000   $1,050,000
Borrowings outstanding
 at December 31.........   90,900   125,449    216,349   163,400   357,080      520,480
Weighted average daily
 borrowings.............  125,677   264,639    390,316   247,283   179,958      427,241
Weighted average daily
 interest rate..........     6.43%     7.73%      7.31%     7.13%     7.51%        7.29%
Interest rate as of
 December 31............     7.57%     9.48%      8.68%     6.35%     7.30%        7.00%

   At December 31, 1999, Security Capital had a $470,000,000 unsecured revolving line of credit with Wells Fargo Bank, National Association (Wells Fargo), as agent for a group of lenders. Borrowings accrued interest at LIBOR plus a margin (1.30% as of December 31, 1999), based upon Security Capital's credit rating, or a Base Rate (defined as the higher of Wells Fargo prime rate or the Federal Funds rate plus .50%). The agreement is effective through April 6, 2002, with an option to renew for successive one-year periods with the approval of lenders. Commitment fees on the line range from 0.125% to 0.20% per annum based on the average unfunded line of credit balance. The line is guaranteed by SC Realty Incorporated ("SC Realty") and SC Realty Shares Limited, each of which is a wholly owned subsidiary of Security Capital.

   During a non-monetary default, no payments other than dividends paid on Security Capital's Series B Preferred Shares are permitted. Distributions and dividends paid, other than those on Security Capital's Series B Preferred Shares, cannot exceed 50% of the cash flow available for distributions, provided no event of default has occurred and is continuing. In the event of a monetary default, all distributions are prohibited.

   At December 31, 1999, Homestead had a $170,000,000 line of credit maturing December 31, 2000. The line as amended March 18, 1999, bears interest at a margin of 2.0% to 3.0% over LIBOR, or alternatively 1.0% to 2.0% over prime or 1.5% to 2.5% over the federal funds rate, with the margin dependent on the percentage of borrowings outstanding versus qualifying collateral. The line currently prohibits distributions or dividends on equity. Total cost, as defined, of projects in development cannot exceed 25% of gross asset value, as defined, in 1999 or 15% in 2000; and Homestead's business activities will be limited to development, ownership and operation of extended stay hotels.

   Subsequent to year end 1999 Homestead has made payments totaling $31,500,000 on the bank line of credit reducing its line of credit debt to $93,900,000. On February 29, 2000, Homestead entered into an amended and restated bank credit facility which allows for $110,000,000 of total borrowings of which $35,000,000 is available on a revolving basis. The amended and restated line matures February 28, 2003, bears interest at LIBOR plus 2.5%, is secured by 64 operating properties, permits payment of dividends based upon a definition of free cash flow, and requires maintenance of financial ratio and coverage covenants.

   Each line of credit requires maintenance of certain financial covenants. Security Capital, SC Realty, SC Realty Shares Limited and Homestead were in compliance with all such covenants at December 31, 1999.

 Homestead Convertible Mortgage Notes Payable:

   At December 31, 1999, Homestead had outstanding convertible mortgage notes in the principal amount of $221,334,000, all of which were payable to Archstone. The notes are collateralized by 54 Homestead properties

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

with a cost of $359,300,000. The notes accrue interest at 9.0% on the principal amount and require interest only payments every six months on May 28 and November 28 of each year. The notes are due October 31, 2006, and are callable on or after May 28, 2001. The notes are convertible, at the option of Archstone, into 21,191,262 shares of Homestead common stock (a conversion ratio equal to one share of common stock for every approximate $10.44 of principal amount outstanding). If these notes were converted Security Capital's ownership in Homestead would be reduced from 87.0% to 74.0%.

   In the third quarter of 1998, Homestead entered into an agreement whereby, through a series of transactions, Homestead extinguished $98,000,000 of 9.0% convertible mortgage notes due to Atlantic with the proceeds of the $122,000,000 first mortgage note (see note 8). The transaction resulted in a $25,344,000 loss on early extinguishment of debt measured as the difference between the $98,000,000 carrying amount of the 9.0% convertible mortgage notes and the amount paid to extinguish the debt, including transaction costs. The loss on extinguishment was recorded as an extraordinary item in the third quarter of 1998.

   The $122,000,000 first mortgage note was secured by 26 Homestead properties which had formerly secured the convertible mortgage notes to Atlantic. The $122,000,000 mortgage bore interest at LIBOR plus 1.70% through September 30, 1998, LIBOR plus 2% through November 30, 1998, and LIBOR plus 2.25% thereafter through February 23, 1999, when the note was paid in full with the proceeds of a sale and leaseback of 18 of the 26 collateral properties (see Capital Lease Obligation in note 8).

 Belmont Construction Notes Payable:

   Belmont obtained a $22,865,000 commitment for construction loans from a bank during the third and fourth quarters of 1999 on three communities under construction. The loans bear interest at rates of 30-day LIBOR plus 2.5% during the construction period and 30-day LIBOR plus 2.35% after issuance of certificates of occupancy and operating licenses. The outstanding balance and weighted average interest rate as of December 31, 1999, was $16,022,000 and 8.38%, respectively. The loans have a maturity date of September 2001 and are secured by a deed of trust on land, building, furniture and fixtures and an assignment of rents and leases.

   The terms of the construction loans require Belmont to maintain certain financial ratios. Belmont was in compliance with all such requirements as of December 31, 1999. In January 2000, Belmont obtained a $14,775,000 commitment for a fourth community under construction, bringing Belmont's total commitment to $37,640,000.

 Senior Unsecured Notes:

   During 1998 and 1999 Security Capital issued the following unsecured long-term debt (in thousands):

   Principal                 Maturity  Semi-annual interest     Balance at
    Amount     Interest rate   Date       Payment Dates      December 31, 1999
   ---------   ------------- -------- ---------------------- -----------------
   $100,000        7.75%     11/15/03  May and November 15       $ 99,927
     14,700        7.66%     12/21/04 March and September 15       14,702
      5,000        7.75%     01/11/05 March and September 15        5,000
     54,550        7.80%     01/12/05 March and September 15       54,550
     25,750        7.80%     01/19/05 March and September 15       25,750
    200,000        6.95%     06/15/05  June and December 15       199,832
    100,000        7.15%     06/15/07  June and December 15        99,845
    200,000        7.70%     06/15/28  June and December 15       200,000
   --------                                                      --------
   $700,000                                                      $699,606
   ========                                                      ========

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   All of the Notes are redeemable at any time at the option of Security Capital, in whole or in part, at a redemption price equal to the sum of the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date plus an adjustment, if any, based on the yield to maturity relative to treasury security market yields available at redemption.

   Under the terms of the indentures, Security Capital may incur additional debt only if, after giving effect to the debt being incurred, (i) the ratio of debt to adjusted total assets, as defined in the indentures, does not exceed 50%, and (ii) the fixed charge coverage ratio, as defined in the indentures, for the four preceding fiscal quarters is not less than 1.5 to 1.0. In addition, Security Capital may not at any time permit its consolidated tangible net worth, as defined in the indentures, to be less than $1,500,000,000. At December 31, 1999, Security Capital was in compliance with all debt covenants contained in the indentures.

 Convertible Debentures:

   As of December 31, 1999 and 1998, Security Capital had $278,951,000 and $322,774,000, respectively, of 6.50% convertible subordinated debentures due 2016 outstanding. The convertible debentures accrue interest at 6.5% per annum and pay interest semi-annually in June and December. The convertible debentures are convertible into Class A Shares at $1,153.90 per share, at the option of the holder. Security Capital can redeem the convertible debentures at par plus accrued interest at any time, upon not less than 60 days nor more than 90 days prior written notice to the holders.

   In November 1999, Security Capital's Board of Directors authorized the repurchase of up to $60,000,000 of the convertible debentures. As of December 31, 1999, Security Capital repurchased $37,750,000 principal amount of the convertible debentures, resulting in an extraordinary gain of $10,942,000.

 Other Long-Term Liabilities:

   Homestead had a series of agreements with an unaffiliated person ("Finder") who developed the Homestead Village concept and performed certain services. The agreements extended through February 5, 2043, and provided for quarterly payments to Finder for assistance in the site location, development and initial operations of the first 39 Homestead Village properties. On October 25, 1999, Homestead paid the Finder $2,300,000 in full settlement of all amounts due under the agreements, including amounts owed for the third quarter of 1999, and the agreements and Homestead's obligation to pay any future amounts to Finder were terminated. The difference between the $7,900,000 carrying amount of the long-term liability at the time of repayment and the amount paid to terminate the agreements resulted in a gain of $5,800,000 which was recorded as an extraordinary item in the fourth quarter of 1999.

 Interest:

   Presented below are the interest costs incurred by Security Capital and its consolidated subsidiaries for the years ended December 31, 1999, 1998 and 1997 (in thousands).

                                                       1999     1998     1997
                                                     -------- -------- --------
      Total interest incurred....................... $141,663 $108,906 $174,317
                                                     ======== ======== ========
      Homestead and Belmont capitalized interest
       included in total interest incurred.......... $  8,209 $ 26,703 $ 69,883
                                                     ======== ======== ========
      Interest paid in cash......................... $133,643 $ 92,963 $111,445
                                                     ======== ======== ========
      Amortization of deferred financing costs
       included in interest expense................. $  6,155 $  6,360 $  5,031
                                                     ======== ======== ========

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(6) Shareholders' Equity

 Share Repurchase Program:

   In August 1999, Security Capital's Board of Directors authorized the repurchase of up to $100,000,000 of Class A Shares and Class B Shares of Security Capital. An additional $100,000,000 repurchase program for Class A Shares and Class B Shares was announced on December 8, 1999. As of December 31, 1999, under the share repurchase program, Security Capital had repurchased 69,705 Class A Shares and 5,601,547 Class B Shares for a combined purchase price of $119,126,000. Through March 1, 2000, under the share repurchase program, Security Capital had repurchased 86,113 Class A Shares and 8,298,347 Class B Shares for a combined purchase price of $163,698,000.

 Shelf Registration:

   In September 1998, Security Capital filed a $1,000,000,000 shelf registration statement with the Securities and Exchange Commission ("SEC"). These securities can be issued in the form of Class A Shares, Class B Shares, unsecured debt securities, preferred shares or warrants to purchase any of the above securities. They will be issued on an as-needed basis, subject to Security Capital's ability to complete offerings on satisfactory terms. As of December 31, 1999, Security Capital had $800,000,000 in shelf registered securities available for issuance.

 Series B Preferred Shares:

   On May 12, 1998, Security Capital issued 257,642 shares of Series B Preferred Shares, par value $.01 per share, to Commerzbank Aktiengesellshaft ("Commerzbank"), in exchange for 139,000 Series A Preferred Shares and 3,293,288 Class B Shares held by Commerzbank. Security Capital also paid a cash dividend to Commerzbank on the Series A Preferred Shares for the period from April 1, 1998, to May 12, 1998, of $1,216,250.

   The Series B Preferred Shares have a liquidation preference of $1,000 per share for an aggregate preference of $257,642,000 plus any accrued and unpaid dividends. Subject to certain adjustments, each Series B Preferred Share is convertible, at the option of the holder at any time, into 25.641026 Class B Shares (a conversion price of $39.00 per share). The Series B Preferred Shares are initially convertible into a total of 6,606,205 Class B Shares and are entitled to receive cumulative preferential cash distributions at the rate of 7.0% of the liquidation preference per annum. The Series B Preferred Shares are redeemable, at the option of Security Capital, after May 12, 2003, at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends.

   The exchange of the Series B Preferred Shares for the Series A Preferred Shares and 3,293,288 Class B Shares was based on the fair value of those securities at the date of the Exchange Agreement. For financial accounting purposes, the fair value of the Series B Preferred Shares issued ($257,642,000) less the sum of (a) the carrying value of the Series A Preferred Shares ($139,000,000) and (b) the fair value of the Class B Shares ($98,799,000) was recorded as a dividend ($19,843,000).

 Series A Preferred Shares:

   The 139,000 Series A Preferred Shares, which were exchanged for Series B Preferred Shares as described above, were issued on April 1, 1996. The Series A Preferred Shares had a liquidation preference of $1,000 per share for an aggregate preference of $139,000,000 plus any accrued but unpaid dividends. Holders of the Series A Preferred Shares received cash distributions at the rate of 7.5% of the liquidation preference per annum (equivalent to $75.00 per share).

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Debenture Interest Reinvestment Plan:

   Participants in Security Capital's Debenture Interest Reinvestment Plan may reinvest the cash portion of their interest payments applicable to Security Capital's convertible debentures in Class A Shares at the fair value per share determined as of the prior quarter end date.

 Acquisition of SCGPB Incorporated:

   Included in general, administrative and other expenses in 1997 is a $6,600,000 charge associated with an exchange of Class A Shares for shares of a corporate entity (SCGPB Incorporated) owned by Security Capital's chairman, whose sole assets were warrants and options to purchase Class A Shares. The above-described charge represents the value applicable to the holder's ability to defer exercising the warrants and options until 2002 in accordance with their terms.

 Per Share Data:

   The following is a reconciliation of the numerators and denominators used to calculate basic and diluted earnings per Class B Share under SFAS 128 for the periods indicated (in thousands, except per share amounts):

                                                   Years Ended December 31,
                                                 ------------------------------
                                                   1999       1998       1997
                                                 ---------  ---------  --------
      Net income (loss) before extraordinary
       items and change in accounting
       principle...............................  $ (98,857) $(104,359) $116,579
      Preferred Share dividends................    (18,035)   (35,088)  (10,425)
                                                 ---------  ---------  --------
      Net income (loss) attributable to common
       shares before extraordinary items and
       change in accounting principle..........   (116,892)  (139,447)  106,154
      Debenture interest expense, net of tax...        --         --     12,860
                                                 ---------  ---------  --------
      Net income (loss) before extraordinary
       items and change in accounting principle
       attributable to common shares and
       assumed conversions.....................  $(116,892) $(139,447) $119,014
                                                 =========  =========  ========
      Basic weighted-average Class B Shares
       outstanding.............................    119,255    121,325    76,577
      Increase in shares which would result
       from:
        Exercise of options....................        --         --      1,302
        Exercise of warrants...................        --         --      2,605
        Conversion of debentures...............        --         --     12,570
                                                 ---------  ---------  --------
      Diluted weighted-average Class B Shares
       outstanding.............................    119,255    121,325    93,054
                                                 =========  =========  ========
      Per share net earnings (loss)
       attributable to Class B Shares before
       extraordinary item and change in
       accounting principle:
        Basic..................................  $   (0.98) $   (1.15) $   1.39
                                                 =========  =========  ========
        Diluted................................  $   (0.98) $   (1.15) $   1.28
                                                 =========  =========  ========

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   For loss periods (1999 and 1998), the Convertible Debentures and the Convertible Preferred Shares are not assumed converted and the conversion of options and warrants are not assumed exercised for the purpose of calculating diluted earnings per Class B Share as the effects are anti-dilutive.

(7) Stock Based Compensation

   Security Capital has stock option plans for directors, officers and key employees which provide for grants of non-qualified stock options and incentive options. Under all option plans, the option exercise price equals the fair value of the stock as of the date of grant. Vesting of the options commences no more than three years from grant date and options are fully vested no more than six years from grant date. Options expire ten years from date of grant. As of December 31, 1999, options to purchase 40,432 Class A Shares and 5,251,327 Class B Shares are available for issue.

   Security Capital has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the option plans. As permitted by SFAS 123, Security Capital has applied its provisions to options granted subsequent to December 31, 1994. Since the SFAS 123 method of accounting has not been applied to options granted prior to 1995, the resulting pro forma compensation cost may not be representative of such costs to be expected in future years. The pro forma effect of SFAS 123 is summarized as follows (in thousands, except share data):

                                                   1999       1998       1997
                                                 ---------  ---------  --------
      Net earnings (loss)--as reported.......... $(116,996) $(157,104) $106,154
      Net earnings (loss)--pro forma for SFAS
       123...................................... $(126,116) $(165,770) $102,435
      Basic earnings (loss) per share--as
       reported................................. $   (0.98) $   (1.29) $   1.39
      Basic earnings (loss) per share--pro
       forma.................................... $   (1.06) $   (1.37) $   1.34
      Diluted earnings (loss) per share--as
       reported................................. $   (0.98) $   (1.29) $   1.28
      Diluted earnings (loss) per share--pro
       forma.................................... $   (1.06) $   (1.37) $   1.21

   Pro forma net earnings for 1999, 1998 and 1997 include a deferred tax benefit of $4,911,000, $4,666,000 and $4,630,000, respectively, related to the additional compensation expense.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively:

                                                             1999   1998   1997
                                                             -----  -----  ----
      Risk-free interest rates:
        Class A Shares......................................  6.28%  4.74% 5.87%
        Class B Shares......................................  6.58%  4.72%  --
      Expected lives (in years):
        Class A Shares......................................  2.97   6.70  7.00
        Class B Shares......................................  6.25   6.25   --
      Expected dividends                                      None   None  None
      Expected volatility:
        Class A Shares......................................    32%    43%   22%
        Class B Shares......................................    30%    30%  --
      Weighted average fair value per share granted:
        Class A Shares...................................... $ 197  $ 744  $567
        Class B Shares...................................... $6.01  $6.39  $--

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   A summary of the status of Security Capital's stock option plans at December 31, 1999, 1998 and 1997, and changes during the years then ended is presented in the following table:

                                                     Common Stock
                                         ---------------------------------------
                                         Class A  Wtd. Avg.  Class B   Wtd. Avg.
                                         Shares   Ex. Price  Shares    Ex. Price
                                         -------  --------- ---------  ---------
      Outstanding at December 31, 1996.  140,314   $  639         --    $  --
        Converted from 12% debentures
         to common stock options(1)....   54,144    1,055         --       --
        Granted........................   53,035    1,476         --       --
        Acquisition of SCGPB
         Incorporated (see note 6).....  (23,836)     475         --       --
        Exercised......................   (7,472)     684         --       --
        Forfeited......................   (8,228)     944         --       --
                                         -------            ---------
      Outstanding at December 31, 1997.  207,957      966         --       --
                                         -------            ---------
        Granted........................    8,666    1,446   3,901,841    15.99
        Exercised......................   (1,488)     647         --       --
        Forfeited......................  (10,208)   1,090      (4,068)   18.44
                                         -------            ---------
      Outstanding at December 31, 1998.  204,927      983   3,897,773    15.98
                                         -------            ---------
        Granted........................      235      692   2,612,800    13.73
        Exercised......................   (1,766)     212         --       --
        Forfeited......................  (24,895)   1,264    (922,803)   15.81
                                         -------            ---------
      Outstanding at December 31, 1999.  178,501   $  951   5,587,770   $14.96
                                         =======            =========

--------
(1) $56,739,674 of 12% convertible subordinated debentures were converted to Class A Shares during 1997 at a conversion price of $1,048.

   The following table summarizes information about options outstanding at December 31, 1999:

                      Options Outstanding                       Options Exercisable
   ---------------------------------------------------------------------------------
                                          Wtd. Avg.
       Range of Exercise                  Remaining  Wtd. Avg.             Wtd. Avg.
    Prices for Class A and     Number    Contractual Exercise    Number    Exercise
           B Shares          Outstanding    Life       Price   Exercisable   Price
    ----------------------   ----------- ----------- --------- ----------- ---------
   Class A Shares:
     $62-1,043.............      72,011  3.58 years   $  497      50,469    $  353
     $1,046-1,139..........      61,702  5.30 years   $1,095      42,607    $1,082
     $1,154-1,600..........      44,788  7.86 years   $1,481      12,531    $1,472
                              ---------                          -------
                                178,501                          105,607
                              =========                          =======
   Class B Shares:
     $12-24................   5,587,770  9.21 years   $14.96     835,250    $15.87

 Restricted Stock Awards

   In December 1999 and 1998, Security Capital awarded 560,386 and 1,268,000 restricted Class B Share units, respectively, to certain officers. Each restricted Class B Share unit provides the holder with an award of one Class B Share, subject to either a four year, five year or performance-related vesting schedule. The related compensation expense is being recognized over the vesting periods. Compensation expense recognized was $3,576,000 and $715,000 for the years ended 1999 and 1998, respectively.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 401(k) Plan and Nonqualified Savings Plan

   Security Capital has a 401(k) plan and a nonqualified savings plan. The plans work together to provide for matching employer contributions of 50 cents for every dollar contributed by an employee, up to 6% of the employees' annual compensation. The matching employer contributions are made in Class B Shares, which vest based on years of service at a rate of 20% per year.

(8) Leases

   On February 23, 1999, Homestead completed a sale and leaseback of 18 of the 26 Homestead properties collaterizing a $122,000,000 mortgage note, which was due June 1999. Hospitality Properties Trust purchased the properties for $145,000,000. Homestead will continue to operate the properties under a long-term lease through December 2015 and pay a minimum rent of approximately $16,000,000 per year and a minimum payment of $1,500,000 per year to a furniture, fixtures and equipment reserve. Homestead posted a security deposit equal to one year's rent. The majority of the proceeds from the sale were used to repay the $122,000,000 mortgage note and to post the approximate $16,000,000 security deposit.

   The lease is considered a capital lease for financial reporting purposes and thus the present value of the minimum lease payments, discounted at approximately 9.8%, was recorded as an asset of $145,000,000 to be amortized over the lease term, and an obligation, which will be reduced over the term of the lease by allocating rent payments between interest expense and reduction of the lease obligation. The balance of the lease obligation at December 31, 1999, was $140,854,000.

   The lease also provides for two extension periods of 15 years each at the option of Homestead, requires payment of percentage rents beginning July 2000 based on increases in revenues over a base period, and requires a percentage of revenues be paid to a furniture, fixtures and equipment reserve to be used for capital expenditures.

   Minimum future rental payments due under capital leases and non-cancelable operating leases (principally for office space and equipment) having remaining terms in excess of one year as of December 31, 1999, are as follows (in thousands):

                                                              Capital  Operating
                                                               Leases   Leases
                      Year Ended December 31,                 -------- ---------
      2000................................................... $ 17,460  $ 5,997
      2001...................................................   17,460    5,786
      2002...................................................   17,460    4,822
      2003...................................................   17,460    3,643
      2004...................................................   17,460    2,808
      Thereafter.............................................  192,060    6,142
                                                              --------  -------
          Total minimum payments.............................  279,360  $29,198
                                                                        =======
        Less amount representing interest....................  138,506
                                                              --------
      Present value of net minimum lease payments............ $140,854
                                                              ========

   Lease expense for the years ended December 31, 1999, 1998 and 1997, was $6,016,000, $5,445,000 and $4,008,000, respectively, including $695,000,
$676,000 and $1,445,000 in 1999, 1998 and 1997, respectively, paid to
ProLogis. Included above are lease agreements with ProLogis with total remaining obligations of $3,900,000.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(9) Income Taxes

   Security Capital accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS 109"). Security Capital files a consolidated Federal income tax return. On May 28, 1999, Security Capital increased its ownership in Homestead from 69.8% to 87%. So long as Security Capital owns more than 80% of Homestead, Security Capital will consolidate Homestead's taxable results in Security Capital's federal income tax return. Prior to May 28, 1999, Homestead filed a separate federal income tax return. SC-US Real Estate Shares and SC-European Real Estate Shares have complied with the provisions of the Internal Revenue Code available to regulated investment companies and intend to distribute investment company net taxable income and net capital gains to shareholders. Therefore, no provision for federal income taxes has been made in Security Capital's consolidated financial statements for SC-US Real Estate Shares or SC-European Real Estate Shares.

   A reconciliation of income tax expense computed at the U.S. federal statutory tax rate of 35% in 1999, 1998 and 1997 to the amount recorded in the consolidated financial statements is as follows (in thousands):

                                                     1999      1998      1997
                                                   --------  --------  --------
      Computed U.S. Federal expected provision
       (benefit).................................  $(39,834) $(53,952) $ 60,534
      Increases (decreases) resulting from:
        Change in valuation allowance(1).........    11,295       --    (21,375)
        Non-taxable foreign income, net..........    (8,500)   (3,874)   (3,955)
        State and foreign taxes..................       (86)    1,337       --
        Issuance of shares to SCGPB Incorporated.       --        --      2,310
        Non-deductible warrant issuance..........       --        --     17,464
        Unrecognized tax benefits in consolidated
         subsidiaries............................    21,818     3,053      (814)
        Other....................................       458     3,646     2,214
                                                   --------  --------  --------
      Actual U.S. Federal provision (benefit)....  $(14,849) $(49,790) $ 56,378
                                                   ========  ========  ========

--------
(1) As of December 31, 1999, represents the valuation allowance provided against the capital loss tax benefit of $19,336,000 on the provision for loss on the sale of Strategic Hotel (see note 14).

   Security Capital has net operating loss carryforwards ("NOL's") of approximately $8,747,000 as of December 31, 1999. Security Capital had NOL's of approximately $57,300,000 at December 31, 1997. The 1997 NOL's were used entirely during 1998.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 1999 and 1998, are as follows (in thousands):

                                                              1999      1998
                                                            --------  --------
      Deferred tax assets:
        Security Capital's NOL's..........................  $  3,061  $    --
        Homestead's NOL's.................................    30,657    29,144
        Deferred financing costs..........................    15,580    17,322
        Lease obligation, mortgages and other liabilities.    54,650     6,274
        Capitalized assets................................     2,071       --
                                                            --------  --------
        Gross deferred tax assets.........................   106,019    52,740
        Valuation allowance...............................   (39,455)  (29,662)
        Other.............................................     6,528       700
                                                            --------  --------
        Deferred tax assets, net of valuation allowances..    73,092    23,778
                                                            --------  --------
      Deferred tax liabilities:
        Investments in equity method operating companies..    (5,899)  (36,356)
        Depreciable assets................................   (79,418)  (23,078)
                                                            --------  --------
        Net deferred tax liability........................  $(12,225) $(35,656)
                                                            ========  ========

(10) Derivative Financial Instruments

   Security Capital uses derivatives to manage well-defined risks associated with interest rate fluctuations on anticipated transactions. In May 1998, in anticipation of the June 1998 debt offering (see note 5), Security Capital entered into a notional amount of $375,000,000 of forward treasury lock transactions. These contracts were terminated in June 1998, resulting in deferred losses totaling $9,500,000. These losses are being amortized into interest expense over the life of the related Senior Unsecured Notes which have a weighted average maturity of 16.6 years. As of December 31, 1999 and 1998, Security Capital had no interest rate hedge contracts outstanding.

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(11) Selected Quarterly Financial Data (Unaudited)

   Selected quarterly financial data (in thousands except per share amounts) for 1999 and 1998 is summarized below. As discussed in note 1, because of a change in SC-European Realty's operating strategy, Security Capital was required to restate the last three quarters of 1998 and the first three quarters of 1999 to reflect this change. Therefore, presented below are both the restated and the previously reported amounts.

                                      Three Months Ended
                         -----------------------------------------------  Year Ended
                         March 31,  June 30,  September 30, December 31, December 31,
                         ---------  --------  ------------- ------------ ------------
Restated 1999:
  Revenues, including
   equity in earnings
   (loss)............... $   6,180  $225,130    $  76,474     $102,161    $ 409,945
  Loss from operations..   (95,542)   (7,366)     (30,666)        (561)    (134,135)
  Net earnings (loss)...   (83,701)  (22,700)     (20,447)       9,852     (116,996)
  Basic earnings (loss)
   per Class B Share....     (0.69)    (0.19)       (0.17)        0.09        (0.98)
  Diluted earnings
   (loss) per Class B
   Share................     (0.69)    (0.19)       (0.17)        0.08        (0.98)
Restated 1998:
  Revenues, including
   equity in earnings
   (loss)............... $  66,431  $ 49,026    $ (58,416)    $108,436    $ 165,477
  Earnings (loss) from
   operations...........    10,625   (24,714)    (141,796)        (466)    (156,351)
  Net earnings (loss)...     4,027   (42,440)    (116,510)      (2,181)    (157,104)
  Basic earnings (loss)
   per Class B Share....      0.03     (0.35)       (0.97)       (0.02)       (1.29)
  Diluted earnings
   (loss) per Class B
   Share................      0.03     (0.35)       (0.97)       (0.02)       (1.29)
Previously Reported
 1999:
  Revenues, including
   equity in earnings
   (loss)............... $ (10,072) $215,969    $  90,222          N/A          N/A
  Loss from operations..  (111,794)  (16,527)     (16,918)         N/A          N/A
  Net loss..............   (94,131)  (28,654)     (11,511)         N/A          N/A
  Basic loss per Class B
   Share................     (0.78)    (0.24)       (0.10)         N/A          N/A
  Diluted loss per Class
   B Share..............     (0.78)    (0.24)       (0.10)         N/A          N/A
Previously Reported
 1998:
  Revenues, including
   equity in earnings
   (loss)............... $  66,431  $ 49,596    $ (56,198)    $113,349    $ 173,178
  Earnings (loss) from
   operations...........    10,625   (24,144)    (139,578)       4,447     (148,650)
  Net earnings (loss)...     4,027   (42,070)    (115,067)       1,012     (152,098)
  Basic earnings (loss)
   per Class B Share....      0.03     (0.35)       (0.96)        0.01        (1.25)
  Diluted earnings
   (loss) per Class B
   Share................      0.03     (0.35)       (0.96)        0.01        (1.25)

(12) Fair Values of Financial Instruments

   The following disclosures of the estimated fair value of financial instruments were determined by Security Capital based on quoted market prices for the same or similar issues or by discounting the future cash flows using rates currently available for debt with similar terms and maturities. Considerable judgement and a high

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that Security Capital could realize upon disposition.

   The carrying amount of cash and cash equivalents, other assets, accounts payable and accrued expenses approximate fair value as of December 31, 1999 and 1998, because of the short maturity of these instruments. Similarly, the carrying value of lines of credit borrowings and the carrying value of the Belmont construction notes payable approximates fair value at the balance sheet dates since the interest rates fluctuate based on published market rates.

   The following table reflects the carrying amount and estimated fair value of Security Capital's long-term debt at December 31 (in thousands):

                                                  1999              1998
                                            ----------------- -----------------
                                            Carrying   Fair   Carrying   Fair
                                             Amount   Value    Amount   Value
                                            -------- -------- -------- --------
      Long-term debt....................... $699,606 $645,159 $614,236 $575,514
      Convertible debentures............... $278,951 $227,261 $322,774 $261,253
      Homestead convertible mortgage notes
       payable............................. $221,334 $218,000 $221,334 $218,363

(13) Homestead Special Charge

   In the second quarter of 1999, Homestead determined, based on its inability to obtain financing for development of sites beyond those already in construction, to further curtail its development program. As of the beginning of the second quarter, Homestead had substantial investments in ownership of land for development and in costs of pursuit of additional development sites. All land previously held for development is now held for sale, all pursuits for acquisition of additional sites for development were abandoned, and Homestead reduced overhead costs and personnel to reflect a company with stabilized operations of 136 properties. Homestead recorded a special charge of $65,296,000 in May 1999 consisting of approximately $43,500,000 for write-downs of the carrying cost of land held for sale to its estimated fair value less estimated costs to dispose, approximately $7,100,000 for write-offs of costs of pursuits and loss of non-refundable earnest money deposits, approximately $5,500,000 for closing of administrative offices and discontinued new initiatives, and approximately $9,200,000 for the costs of severance of personnel. Revisions to these estimates may be required based upon the ultimate sale of the properties.

   Carrying costs on the land sites, such as interest and property taxes, have been expensed since April 1999, and will continue until the sites are disposed of and will adversely affect earnings until disposal. Of the 24 land sites originally held for sale as of May 1999, one was sold in third quarter 1999 and ten were sold in the fourth quarter 1999. Sales of these parcels generated $72,600,000 in net proceeds. Six of the remaining 13 land sites are subject to the security interests of the lenders under the Homestead line of credit and any sale of the encumbered sites requires the consent of the lenders. Proceeds from the sale of encumbered sites will be used to repay the Homestead line of credit.

(14) Strategic Hotel

   On June 28, 1999, Security Capital's board of directors approved the sale of its entire ownership position to Strategic Hotel. The sale closed on September 10, 1999, for net proceeds of approximately $329,000,000. A provision for loss on the sale of Strategic Hotel of $55,245,000 was recorded as of June 28, 1999. In conjunction with the provision, a capital loss tax benefit of $19,336,000 was recorded. However, a valuation allowance of

                      SECURITY CAPITAL GROUP INCORPORATED
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

$11,295,000 was provided against the tax benefit (see note 9) because Security Capital currently has no definitive plans to sell any assets which would generate sufficient taxable capital gains to offset this capital loss.

   As a result of the write-down in carrying value of Strategic Hotel to its net sales value, equity in earnings from Strategic Hotel were not recorded after the second quarter of 1999.

(15) Change in Accounting Principle

   In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), establishing accounting standards requiring the expensing of organizational, pre-opening and start-up costs. Security Capital adopted SOP 98-5 effective January 1, 1999. Upon adoption, any material unamortized organizational, pre-opening and start-up costs were written off as a cumulative effect of adoption of an accounting standard. The cumulative impact of the adoption of SOP 98-5 on Security Capital's results of operation and financial position was $16,136,000 in the first quarter of 1999, primarily related to Homestead and Belmont.

(16) Commitments and Contingencies

   Security Capital and its investees are parties to various claims and routine litigation arising in the ordinary course of business. Based on advice of legal counsel, Security Capital does not believe that the results of all claims and litigation, individually or in the aggregate, will have a material adverse effect on its business, financial position or results of operations.

   Security Capital's investees are subject to environmental and health and safety laws and regulations related to the ownership, operation, development and acquisition of real estate. Under such laws and regulations, Security Capital's investees may be liable for, among other things, the costs of removal or remediation of certain hazardous substances, including asbestos-related liability. Such laws and regulations often impose liability without regard to fault.

   As part of their due diligence procedures, Security Capital's investees conduct Phase I environmental assessments on each property prior to acquisition. The cost of complying with environmental regulations was not material to Security Capital's results of operations. Security Capital and its investees are not aware of any environmental condition on any of their properties which is likely to have a material adverse effect on Security Capital's financial condition or results of operations.

   Security Capital and its affiliates have committed to invest up to $518,258,000 in equity securities of SC-European Realty (see note 2). As of December 31, 1999, $440,542,000 had been funded by Security Capital and its affiliates. As of December 31, 1999, $76,097,000 had been funded by Security Capital to Belmont and an additional $31,903,000 of unfunded commitments remained. At December 31, 1999, Belmont had approximately $14,100,000 of unfunded commitments for developments under construction.

(17) Subsequent Event

   On March 23, 2000, Security Capital announced a proposal to acquire all of the outstanding shares of Homestead common stock it does not already own for $3.40 per share in cash. The aggregate value of the transaction would be approximately $53.0 million. The Homestead Board is expected to form a special committee consisting of independent members of the Homestead Board to consider Security Capital's proposal. Security Capital may amend or withdraw the proposal at any time in its sole discretion and, therefore, there are no assurances that the transaction will be consummated.

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each of Security Capital Group Incorporated, a Maryland corporation, and the undersigned Directors and officers of Security Capital Group Incorporated, hereby constitutes and appoints William D. Sanders, C. Ronald Blankenship, Thomas G. Wattles, Paul E. Szurek, James C. Swaim, Jeffrey A. Klopf and Edward J. Schneidman its or his true and lawful attorneys-in-fact and agents, for it or him and in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Security Capital Group Incorporated

                                                 /s/ William D. Sanders
                                          By: _________________________________
                                                     William D. Sanders
                                                   Chairman, Director and
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

Date: March 27, 2000

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
     /s/ William D. Sanders          Chairman, Director and Chief    March 27, 2000
____________________________________  Executive Officer
         William D. Sanders           (Principal Executive
                                      Officer)

       /s/ Paul E. Szurek            Chief Financial Officer         March 27, 2000
____________________________________  (Principal Financial
           Paul E. Szurek             Officer)

       /s/ James C. Swaim            Principal Accounting Officer    March 27, 2000
____________________________________
           James C. Swaim

   /s/ C. Ronald Blankenship         Director, Vice Chairman         March 27, 2000
____________________________________
       C. Ronald Blankenship

      /s/ Samuel W. Bodman           Director                        March 27, 2000
____________________________________
          Samuel W. Bodman

      /s/ Hermann Buerger            Director                        March 27, 2000
____________________________________
          Hermann Buerger

    /s/ John P. Frazee, Jr.          Director                        March 27, 2000
____________________________________
        John P. Frazee, Jr.

  /s/ Cyrus F. Freidheim, Jr.        Director                        March 27, 2000
____________________________________
      Cyrus F. Freidheim, Jr.

     /s/ H. Laurance Fuller          Director                        March 27, 2000
____________________________________
         H. Laurance Fuller

        /s/ Ray L. Hunt              Director                        March 27, 2000
____________________________________
            Ray L. Hunt

     /s/ John T. Kelley III          Director                        March 27, 2000
____________________________________
         John T. Kelley III

     /s/ Peter S. Willmott           Director                        March 27, 2000
____________________________________
         Peter S. Willmott

                               INDEX TO EXHIBITS

   Certain of the following documents are filed herewith. Certain other of the following documents have been previously filed with the Securities and Exchange Commission and, pursuant to Rule 12b-32, are incorporated herein by reference.

  Exhibit
    No.                         Document Description
  -------                       --------------------
  3.1      Security Capital Articles of Amendment and Restatement
           (incorporated by reference to Exhibit 4.1 to Security
           Capital's registration statement on Form S-11 (File No. 333-
           26037))

  3.2      Security Capital Articles Supplementary--Series B Cumulative
           Convertible Redeemable Voting Preferred Stock (incorporated by reference to Exhibit 3 to Security Capital's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998)

  3.3 Security Capital Amended and Restated Bylaws (incorporated by reference to Exhibit 4.2 to Security Capital's Registration
           Statement on Form S-11 (File No. 333-26037))

  3.4      Bylaw Amendments (incorporated by reference to Exhibit 3.1 to
           Security Capital's Current Report on Form 8-K, dated December
           10, 1998)

  3.5      Bylaw Amendments (incorporated by reference to Exhibit 3.1 to
           Security Capital's Current Report on Form 8-K, dated December
           9, 1999)

  4.1      Rights Agreement, dated as of April 21, 1997, between Security
           Capital and The First National Bank of Boston, as rights
           Agent, including form of Rights Certificate (incorporated by reference to Exhibit 4.1 to Security Capital's Quarterly
           Report on Form 10-Q for the quarterly period ended September
           30, 1997)

  4.2 Form of stock certificate for shares of Class A common stock of Security Capital (incorporated by reference to Exhibit 4.4 to Security Capital's registration statement on Form S-11
           (File No. 333-26037))

  4.3 Form of stock certificate for shares of Class B common stock of Security Capital (incorporated by reference to Exhibit 4.5 to Security Capital's registration statement on Form S-11
           (File No. 333-26037))

  4.4      Form of 6.50% Convertible Subordinated Debentures due March
           29, 2016 (incorporated by reference to Exhibit 4.7 to Security
           Capital's registration statement on Form S-11 (File No. 333-
           26037))

  4.5      Exchange Agreement and Registration Rights Agreement, dated
           May 7, 1998, between Security Capital and Commerzbank
           Aktiengesellschaft, Grand Cayman Branch (incorporated by reference to Exhibits 4.1 and 4.2 to Security Capital's
           Quarterly Report on Form 10-Q for the quarterly period ended
           March 31, 1998)

  4.6      Indenture, dated June 18, 1998, from Security Capital to State
           Street Bank and Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to Security Capital's registration statement on Form S-4 (File No. 333-61401))

  4.7 Form of 6.95% Exchange Notes due 2005 (incorporated by reference to Exhibit 4.2 to Security Capital's registration statement on Form S-4 (File No. 333-61401))

  4.8 Form of 7.15% Exchange Notes due 2007 (incorporated by reference to Exhibit 4.3 to Security Capital's registration statement on Form S-4 (File No. 333-61401))

  4.9 Form of 7.70% Exchange Notes due 2028 (incorporated by reference to Exhibit 4.4 to Security Capital's registration statement on Form S-4 (File No. 333-61401))

  4.10     Indenture, dated as of November 16, 1998, from Security
           Capital to State Street Bank and Trust Company, as trustee
           (incorporated by reference to Exhibit 4.10 to Security
           Capital's Annual Report on Form 10-K for the year ended
           December 31, 1998)


  Exhibit
    No.                         Document Description
  -------                       --------------------
  4.11     Resolution of the Board of Directors of Security Capital
           adopted November 16, 1998, pursuant to Section 301 of the
           Indenture, dated as of November 16, 1998, from Security
           Capital to State Street Bank and Trust Company, as trustee
           (incorporated by reference to Exhibit 4.11 to Security
           Capital's Annual Report on Form 10-K for the year ended
           December 31, 1998)

  4.12 Form of Fixed Rate Note under the Indenture, dated as of November 16, 1998, from Security Capital to State Street Bank and Trust Company, as trustee (incorporated by reference to Exhibit 4.12 to Security Capital's Annual Report on Form 10-K for the year ended December 31, 1998)

  4.13 Form of Floating Rate Note under the Indenture, dated as of November 16, 1998, from Security Capital to State Street Bank and Trust, as trustee (incorporated by reference to Exhibit
           4.13 to Security Capital's Annual Report on Form 10-K for the year ended December 31, 1998)

 10.1 Investor Agreement, dated as of October 17, 1996, by and between Homestead and Security Capital (incorporated by reference to Exhibit 10.2 to Homestead's Quarterly Report on
           Form 10-Q for the quarterly period ended September 30, 1996)

 10.2      Amendment No. 1 to Investor Agreement, dated as of April 5,
           1999 by and between Homestead and Security Capital
           (incorporated by reference to Exhibit 99.1 to Homestead Form
           8-K, dated April 14, 1999)

 10.3      Third Amended and Restated Investor Agreement, dated September
           9, 1997, between Archstone and Security Capital (incorporated by reference to Exhibit 10.2 to Security Capital's Quarterly
           Report on Form 10-Q for the quarterly period ended September
           30, 1997)

 10.4      Third Amended and Restated Investor Agreement, dated September
           9, 1997, between ProLogis and Security Capital (incorporated by reference to Exhibit 10.3 to Security Capital's Quarterly
           Report on Form 10-Q for the quarterly period ended September
           30, 1997)

 10.5      Administrative Services Agreement, dated as of October 17,
           1996, between Homestead and Security Capital (incorporated by reference to Exhibit 10.11 to Homestead's Quarterly Report on
           Form 10-Q for the quarterly period ended September 30, 1996)

 10.6 Administrative Services Agreement, dated September 9, 1997, between Archstone and Security Capital (incorporated by reference to Exhibit 10.5 to Security Capital's Quarterly
           Report on Form 10-Q for the quarterly period ended September
           30, 1997)

 10.7 Administrative Services Agreement, dated September 9, 1997, between ProLogis and Security Capital (incorporated by reference to Exhibit 10.6 to Security Capital's Quarterly
           Report on Form 10-Q for the quarterly period ended September
           30, 1997)

 10.8      Advisory Agreement dated July 1, 1997, between Security
           Capital U.S. Realty, Security Capital Holdings, S.A. and
           Security Capital (EU) Management S.A. (incorporated by reference to Exhibit 10.21 to Security Capital's registration statement on Form S-11 (File No. 333-26037))

 10.9      Credit Agreement, dated as of June 5, 1998, among Security
           Capital and Chase Bank of Texas, National Association, and
           Wells Fargo Bank, National Association, as agents for the financial institutions identified therein (incorporated by reference to Exhibit 10.1 to Security Capital's registration statement on Form S-4 (File No. 333-61401))

 10.10     Form of Indemnification Agreement entered into between
           Security Capital and each of its directors and officers
           (incorporated by reference to Exhibit 10.26 to Security
           Capital's registration statement on Form S-11 (File No. 333-
           26037))


  Exhibit
    No.                         Document Description
  -------                       --------------------
 10.11     Security Capital Group Incorporated 1998 Long-Term Incentive
           Plan (incorporated by reference to Exhibit 10.11 to Security
           Capital's Annual Report on Form 10-K for the year ended
           December 31, 1998)

 10.12 1996 Security Capital Outside Directors Plan (incorporated by reference to Exhibit 10.27 to Security Capital's Registration
           Statement on Form S-11 (File No. 333-26037))

 10.13 Security Capital 1995 Option Plan (as amended and restated effective as of December 3, 1996) (incorporated by reference to Exhibit 10.28 to Security Capital's Registration Statement on Form S-11 (File No. 333-26037))
 10.14 Security Capital Deferred Fee Plan for Directors (incorporated by reference to Exhibit 10.29 to Form S-11 to Security
           Capital's Registration Statement on Form S-11 (File No.
           333-26037)

 10.15 Security Capital 1991 Option Plan A (as amended and restated effective as of December 3, 1996) (incorporated by reference to Exhibit 10.30 to Security Capital's Registration Statement on Form S-11 (File No. 333-26037))

 10.16 Security Capital 1991 Option Plan B (as amended and restated effective as of December 3, 1996) (incorporated by reference to Exhibit 10.31 to Security Capital's Registration Statement on Form S-11 (File No. 333-26037))

 10.17 Security Capital 1992 Option Plan A (as amended and restated effective as of December 3, 1996) (incorporated by reference to Exhibit 10.32 to Security Capital's Registration Statement on Form S-11 (File No. 333-26037))

 10.18 Security Capital 1992 Option Plan B (as amended and restated effective as of December 3, 1996) (incorporated by reference to Exhibit 10.33 to Security Capital's Registration Statement on Form S-11 (File No. 333-26037))

 10.19 Security Capital Realty Investors 1991 Option Plan A (as amended and restated effective December 3, 1996) (incorporated by reference to Exhibit 10.34 to Security Capital's
           Registration Statement on Form S-11 (File No. 333-26037))

 10.20 Security Capital Realty Investors 1991 Option Plan B (as amended and restated effective December 3, 1996) (incorporated by reference to Exhibit 10.35 to Security Capital's
           Registration Statement on Form S-11 (File No. 333-26037))

 10.21 Form of Secured Promissory Note from certain executive officers to Security Capital (incorporated by reference to Exhibit 10.36 to Security Capital's Registration Statement on
           Form S-11 (File No. 333-26037))

 10.22 Purchase and Sale Agreement, dated as of August 12, 1999, between Security Capital and Strategic Hotel Capital
           Incorporated (incorporated by reference to Exhibit 10.22 to Security Capital's Current Report on Form 8-K, dated September
           10, 1999)

 10.23     First amendment to credit agreement dated as of October 15,
           1998, by and among Security Capital Group Incorporated, the financial institutions party thereto and, Chase Bank of Texas,
           National Association, as Documentation Agent and Wells Fargo
           Bank, National Association, as Agent (incorporated by
           reference to Exhibit 10.1 to Security Capital's Quarterly
           Report on Form 10-Q for the quarterly period ended March 31,
           1999)

 10.24 Second amendment to credit agreement dated as of April 13, 1999, by and among Security Capital Group Incorporated, the financial institutions party thereto and Wells Fargo Bank, National Association, as Agent (incorporated by reference to Exhibit 10.1 to Security Capital's Quarterly Report on Form
           10-Q for the quarterly period ended March 31, 1999)

 10.25     Change in Control Agreement, dated as of May 18, 1999, between
           Security Capital Group Incorporated and William D. Sanders
           (incorporated by reference to Exhibit 10.2 to Security
           Capital's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)


  Exhibit
    No.                         Document Description
  -------                       --------------------
 10.26     Change in Control Agreement, dated as of May 18, 1999, between
           Security Capital Group Incorporated and C. Ronald Blankenship
           (incorporated by reference to Exhibit 10.3 to Security
           Capital's Quarterly Report on Form 10-Q for the quarterly
           period ended September 30, 1999)

 10.27     Change in Control Agreement, dated as of May 18, 1999, between
           Security Capital Group Incorporated and Thomas G. Wattles
           (incorporated by reference to Exhibit 10.4 to Security
           Capital's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)

 10.28     Change in Control Agreement, dated as of May 18, 1999, between
           Security Capital Group Incorporated and Anthony R. Manno Jr.
           (incorporated by reference to Exhibit 10.5 to Security
           Capital's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)

 10.29     Change in Control Agreement, dated as of May 18, 1999, between
           Security Capital Group Incorporated and Donald E. Suter
           (incorporated by reference to Exhibit 10.6 to Security
           Capital's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)

 12.1      Computation of Ratio of Earnings to Fixed Charges

 12.2      Computation of Ratio of Earnings to Combined Fixed Charges and
           Preferred Share Dividends

 21        Subsidiaries of Security Capital

 23.1      Consent of Arthur Andersen LLP

 23.2      Consent of Arthur Andersen LLP

 23.3      Consent of KPMG LLP

 23.4      Consent of KPMG AB

 23.5      Opinion of KPMG AB

 23.6      Consent of KPMG LLP

 23.7      Opinion of KPMG LLP

 23.8      Consent of PricewaterhouseCoopers S.a.r.l.

 23.9      Consent of PricewaterhouseCoopers S.a.r.l.

 23.10     Opinion of PricewaterhouseCoopers S.a.r.l.

 24        Power of Attorney (included at page 178)

 27.1      Financial Data Schedule--Year Ended December 31, 1999

 27.2      Financial Data Schedule--Year Ended December 31, 1998

================================================================================


                               D I R E C T 0 R S


C. RONALD BLANKENSHIP/(S)/              CYRUS F. FREIDHEIM, JR./+/         WILLIAM D. SANDERS/(S)/
Vice Chairman                           Vice Chairman                      Chairman
Security Capital Group Incorporated     Booz . Allen & Hamilton, Inc.      Security Capital Group Incorporated


SAMUEL W. BODMAN/*./                    H. LAURANCE FULLER/+./             PETER S. WILLMOTT/+/
Chairman and Chief Executive Officer    Corporate Director                 Chairman and Chief Executive Officer
Cabot Corporation                                                          Willmott Services, Inc.

HERMANN BUERGER/+/                      RAY L. HUNT/(S)./                  /+/Audit Committee
Executive Vice President                Chairman, President and            /(S)/Executive Committee
Commerzbank AG                            Chief Executive Officer          /*/Management Development and Compensation
                                        Hunt Consolidated, Inc.            Committee
                                                                          . Nominating Committee

JOHN P. FRAZEE, JR./(S)*./              JOHN T. KELLEY, III/*/
Chairman, President and                 Corporate Director
  Chief Executive Officer
Paging Network Incorporated

                      SECURITY CAPITAL PRINCIPAL OFFICES

BRUSSELS                                LONDON                             SANTA FE
Chaussee de la Hulpe 166                7 Clifford Street                  125 Lincoln Avenue
1170 Brussels, Belgium                  London, England WIX 2US            Santa Fe, New Mexico 87501
Telephone: (322) 679-3900               Telephone: (44) 207-534-5600       Telephone: (505) 982-9292

CHICAGO                                 LUXEMBOURG
11 S. LaSalle Street                    25b, Boulevard Royal
Chicago, Illinois 60603                 L-2449 Luxembourg
Telephone: (312) 345-5800               Telephone: (352) 46-37-561

EL PASO                                 NEW YORK
7777 Market Center Avenue               399 Park Avenue
El Paso, Texas 79912                    New York, New York 10022
Telephone: (915) 877-3900               Telephone: (212) 838-9292


                            SHAREHOLDER INFORMATION

Notice of Annual Meeting                New York Stock Exchange Symbols        Shareholder Account Inquiries

The Annual Meeting of Shareholders      SCZ    Class B Stock                   EquiServe
of Security Capital will be held at     SCZ.A  Class A Stock                   c/o Fleet National Bank
the Fairmont Hotel, 200 N. Columbus                                            P.O. Box 8040
Drive, Chicago, Illinois, at 9:30 a.m.                                         Boston, Massachusetts 02266-8040
(Central Time) on Thursday, May 25,                                            (800) 730-6001
2000. Your proxy materials will explain                                        www.equiserve.com
how you can obtain the card you will
need for admission. For further                                                Investor Relations
information, including hotel                                                   (800) 988-4304
reservations, please call (800)                                                Email: irelations@securitycapital.com
988-4307.
                                                                               Web Site
                                                                               www.securitycapital.com

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                                 SECURITY CAPITAL